As filed with the Securities and Exchange Commission on November 8, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
TFM, S.A. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

Mexico	4011	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Jose Francisco Cuevas Feliu
Av. Periférico Sur No. 4829, 4to Piso
Col. Parques del Pedregal
14010 México, D.F.
México
+ (5255) 5447-5836
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)	CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8940 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John F. Marvin, Esq.
Yabo Lin, Esq.
Sonnenschein Nath & Rosenthal LLP
4520 Main Street
Kansas City, Missouri 64111
(816) 460-2400

      Approximate date of commencement of proposed sale of the securities to the public: The exchange offer will commence as soon as practicable after the effective date of this Registration Statement.
      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered	Per Unit(1)	Offering Price	Fee(1)

9 3/8% Senior Notes Due 2012	$460,000,000	100%	$460,000,000	$54,142

(1)	Calculated in accordance with Rule 457 under the Securities Act of 1933, as amended.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange the outstanding notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We are not making an offer to exchange outstanding notes in any jurisdiction where the exchange offer is not permitted, and will not accept surrenders for exchange from holders in any such jurisdiction.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2005
PROSPECTUS
TFM, S. A. de C.V.
OFFER TO EXCHANGE
UP TO $460,000,000 9 3/8% SENIOR NOTES DUE 2012
FOR
ANY AND ALL OF ITS
OUTSTANDING $460,000,000 9 3/8% SENIOR NOTES DUE 2012

•	We are offering to exchange up to $460,000,000 of our new 9 3/8% Senior Notes due 2012, or the exchange notes, for any and all of our outstanding old 9 3/8% Senior Notes due 2012, or the outstanding notes.

•	The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes.

•	The exchange offer will expire at 5:00 p.m., New York City time, on , or the expiration date, unless extended.

•	The exchange of outstanding notes for exchange notes will not be a taxable event for U.S. or Mexican federal income tax purposes.

•	Outstanding notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, though generally will not have further registration rights.

•	No public market currently exists for the outstanding notes. Except for the Luxembourg Stock Exchange, we do not intend to list the exchange notes on any securities exchange and, therefore, no active public market for the exchange notes may develop.

You should carefully review the “Risk Factors” beginning on Page 16 of this prospectus.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making activities or other trading activities must acknowledge in the letter of transmittal accompanying this prospectus that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of exchange notes received in exchange for securities where such broker-dealer acquired such securities as a result of market-making activities or other trading activities. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      Neither the SEC nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       The information contained in this prospectus is our own responsibility and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV). The registration of the exchange notes in the Special Section of the Mexican National Securities Registry (Sección Especial del Registro Nacional de Valores, or the RNV), maintained by the CNBV, does not imply any certification as to the investment quality of the exchange notes or our solvency. The exchange notes have not been registered at the Securities Section (Sección de Valores) of the RNV and, consequently, may not be offered or sold publicly in Mexico. Any Mexican investor who acquires the exchange notes does so at its own risk.

The date of this prospectus is                     , 2005

      You may obtain documents that we file with the Securities and Exchange Commission, or the SEC, at no cost, by writing or telephoning us at: Av. Periférico Sur No. 4829, 4to. Piso, Col. Parques del Pedregal, 14010 México, D.F., Attention: Francisco Cuevas. Our telephone number is 011-52-55-5447-5836. To obtain timely delivery, security holders must request business and financial information about us that is not included or delivered in this prospectus no later than five business days before the expiration date.
      We have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act, and the rules and regulations under the Securities Act, a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, with respect to the exchange notes issuable pursuant to the exchange offer. Although this prospectus, which forms part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the SEC. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement, including its exhibits.
      Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “TFM,” “we,” “ours,” “us” or similar terms refer to TFM, S.A. de C.V. together with its subsidiaries, and “KCS” means Kansas City Southern, a Delaware corporation that, as of September 12, 2005, became our sole shareholder. “Grupo TFM” means Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., a sociedad anónima de capital variable (variable capital corporation).
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.

(i)

MARKET DATA
      We obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, as well as market research, publicly available information and industry publications as indicated in this prospectus. We have also included data from reports prepared by the Banco de México (the Bank of Mexico or the Central Bank), the Mexican Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information Systems) and the American Association of Railroads, or AAR. Industry publications, including those referenced here, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.

ENFORCEMENT OF CIVIL LIABILITIES
      We are a sociedad anónima de capital variable (variable capital corporation) organized under the laws of the United Mexican States, or Mexico. Some of our officers and some of the experts named in this prospectus are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them or against us in U.S. courts judgments predicated upon civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Mexican counsel, White & Case, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws, and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.
      An obligation denominated in a currency other than Mexican currency, which is payable in Mexico, may be satisfied through the payment of Mexican currency at the exchange rate determined and published by the Central Bank, in effect on the date such payment occurs. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), in the event that proceedings are brought in Mexico seeking to enforce our obligations under the exchange notes, we would not be required to discharge such obligations in Mexico in a currency other than Mexican currency, and any difference resulting from the conversion of such Mexican currency into U.S. dollars may not be claimed from or enforced against us.
      Additionally, if we were subject to a reorganization proceeding (concurso mercantil) in a Mexican court, our obligations under the exchange notes would be converted into pesos at the exchange rate prevailing at the time of the declaration of reorganization, and then from pesos into inflation indexed units (unidades de inversión, or UDIs) at the conversion rate prevailing at the time. Moreover, under Mexican law and U.S. law, interest on unsecured indebtedness ceases to accrue on the date the reorganization is declared. In addition, in the event of bankruptcy, Mexican law and U.S. law provide preferential treatment for some claims, such as those relating to labor, taxes, and secured creditors.

WHERE YOU CAN FIND MORE INFORMATION
      We are required to file periodic reports and other information (File No. 333-08322) with SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also furnish other reports as we may determine appropriate or as the law requires. In addition, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13 or 15(d) of the Exchange Act, unless the SEC will not permit such a filing. You may read and copy any documents we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Section at Judiciary Plaza, 100 F Street, N.E., Washington, D.C., 20549 or call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference

(ii)

rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at http://www.sec.gov.
      As a consequence of the change in control of Grupo TFM and TFM, we have ceased to qualify as a foreign private issuer for purposes of our SEC reporting obligations. Accordingly, although we filed an annual report for fiscal year 2004 on Form 20-F, in which our financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, we have begun filing current reports on Form 8-K, quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and will begin filing annual reports on Form 10-K (beginning with respect to fiscal year 2005), in which our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. Many of the forward-looking statements may be identified by the use of forward-looking words such as “believe,” “expect,” “could,” “anticipate,” “should,” “plan,” “estimate” and “potential,” among others. These statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our ability to generate sufficient cash from operations to meet our obligations;

•	our high degree of leverage;

•	our potential need for and ability to obtain additional financing;

•	our compliance with and obligations under the concession from the Mexican government;

•	our ability to successfully implement our business strategy, including the strategy to convert customers from using trucking services to rail transportation services;

•	the impact of competition, including competition from other rail carriers and trucking companies in Mexico and the United States, or the U.S.;

•	Mexican, U.S. and global economic, political and social conditions;

•	the effects of the North American Free Trade Agreement, or NAFTA, on the level of trade among Mexico, the U.S. and Canada;

•	uncertainties regarding the litigation we face or may face in the future;

•	the transition to new management under control by KCS, our new controlling shareholder;

•	the effects of our employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability;

•	changes in legal or regulatory requirements in Mexico, the U.S. or Canada;

•	fluctuations in the peso — dollar exchange rate; and

•	other factors described in this prospectus.
      Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to the Mexican economy, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the Mexican and international transportation industry and changes in their regulatory environment, including material administrative and judicial rulings, and factors relating to the highly competitive markets in which we operate. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any

(iii)

revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
      KPMG Cardenas Dosal, S.C., our independent public accountants since August, 2005 for fiscal year 2005, have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      References in this prospectus to “dollars” or “$” are to the lawful currency of the United States. References in this prospectus to “pesos” or “Ps.” are to the lawful currency of Mexico.
      Our financial statements are published in dollars and historically have been prepared in conformity with accounting principles issued by the International Accounting Standards Committee, or IASC, known as the International Financial Reporting Standards, or IFRS, which differ in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP. Because we have ceased to qualify as a foreign private issuer for purposes of our SEC reporting obligations, we have begun filing quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and will begin filing annual reports on Form 10-K (beginning with respect to our fiscal year 2005) containing financial statements prepared in accordance with U.S. GAAP. Our financial statements included in this prospectus have been re-cast in conformity with U.S. GAAP.
      While we maintain our financial books and records in dollars, we keep our tax books and records in pesos.
      We have made rounding adjustments to reach some of the figures included in this prospectus. Numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
EXCHANGE RATES
      The following table sets forth, for the periods indicated, the high, low, average period end and period end noon buying rates for the purchase and sale of dollars, expressed in pesos per dollar. On November 4, 2005, the noon buying rate was Ps. 10.75 per dollar. The rates shown below are in nominal pesos that have not been restated in constant currency units. No representation is made that the peso amounts referred to in this prospectus could have been or could be converted into dollars at any particular rate or at all.

			Period End	Period
Fiscal Year Ended December 31,	High	Low	Average	End

2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.68	10.43
2003	11.41	10.11	10.79	11.24
2004	11.63	10.82	11.29	11.15
2005 (through November 4, 2005)	11.41	10.58	10.94	10.75

Source: United States Federal Reserve Bank of New York.

(iv)

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements and notes to those statements included elsewhere in this prospectus, before making an investment decision with respect to the exchange notes.
History and Background
      We commenced operations in June 1997 under a 50-year concession granted by the Mexican government to provide freight transportation services over the Northeast Rail Lines, the first rail lines to be privatized in the Mexican railroad system. Prior to the privatization, Kansas City Southern, or KCS, and Grupo TMM, S.A., or Grupo TMM, jointly formed and invested in our parent, Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., or Grupo TFM, with KCS owning a 36.9% economic interest (49% of the shares entitled to full voting rights) and Grupo TMM owning a 38.5% economic interest (51% of the shares entitled to full voting rights). In 2002, we purchased the remaining 24.6% of Grupo TFM held by the Mexican government. This transaction increased KCS’s ownership in Grupo TFM to a 46.6% economic interest and Grupo TMM’s ownership in Grupo TFM to a 48.5% economic interest.
      On April 1, 2005, KCS completed the acquisition from Grupo TMM of all of its shares of Grupo TFM, giving KCS ownership of 75.4% of the outstanding shares of Grupo TFM (100% of the shares entitled to full voting rights). As of April 1, 2005, Grupo TFM owned 80% of our outstanding share capital (which represents all of our shares with full voting rights), while the remaining 20% (with limited voting rights) was owned by the Mexican government. Accordingly, KCS became our controlling stockholder through its ownership of Grupo TFM.
      On September 12, 2005, we, Grupo TFM, and KCS, along with Grupo TMM, entered into a settlement agreement with the Mexican government resolving certain disputes and controversies between the companies and the Mexican government concerning the payment of a value added tax, or VAT, refund to us and the purchase of our remaining shares owned by the Mexican government. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied.
      Our principal executive offices are located at Av. Periférico Sur No. 4829, 4to. Piso, Col. Parques del Pedregal, 14010 México, D.F., México. Our telephone number from the U.S. is 011-52-55-5447-5836.
Business Overview
      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of 2,636 miles of main track. In addition, we have trackage rights entitling us to run our trains over 541 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.
      We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.

      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.
      Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport agro-industrial products, industrial products and manufactured products, cement, metals and minerals, chemical and petrochemical products, automotive products, and intermodal freight. Our customers include leading international and Mexican corporations.
Our Strategy
      Our strategic objective is to increase our revenues by offering efficient and reliable service, which we believe will enable us to capture increased traffic volumes resulting from growth in the Mexican domestic and foreign trade markets and the integration of the North American economy through NAFTA.
      The principal components of our strategy are to:

•	Increase revenue growth by converting traffic from trucking to rail transport.

•	Exploit growth in Mexican domestic and foreign trade.

•	Increase operating efficiency and productivity.

•	Exploit port development at Lázaro Cárdenas.
Our Strengths
      We believe that we have the following key competitive strengths which will enable us to achieve our strategic objectives:

•	Full voting and operational control by KCS.

•	Exclusive concession to operate Mexico’s primary rail corridor.

•	Strategically positioned to capitalize on growth in Mexico’s foreign trade.

•	Solid customer base.

•	Class I railroad operating practices.

•	Strategic capital investment and improvement program.
Recent Events
     Change in Control and Loss of Foreign Private Issuer Status
      On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of Grupo TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM, representing a 48.5% economic interest (51% of the shares of Grupo TFM entitled to full voting rights) for a purchase price of (i) $200.0 million in cash, (ii) 18,000,000 shares of the common stock of KCS, and (iii) promissory notes in the aggregate principal amount of $47.0 million, payable subject to the terms of an escrow agreement. In addition, as a result of the final resolution of the VAT refund claim and the Mexican government’s put claim on September 12, 2005, KCS owns 100% of Grupo TFM and us, and is obligated to pay Grupo TMM up to $110.0 million payable in a combination of cash and KCS common stock. See “— Settlement Relating to Value Added Tax Lawsuit and Commercial Lawsuit on Put Right.”
      As a result of the acquisition, KCS acquired a controlling interest in Grupo TFM, consisting of 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). The remaining shares are owned by TFM. By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, Grupo TMM is now a shareholder of KCS.

      As a consequence of the change in control of Grupo TFM and TFM, we have ceased to qualify as a foreign private issuer for purposes of our reporting obligations to the SEC. Accordingly, although we filed our annual report for fiscal year 2004 on Form 20-F, in which our financial statements were prepared in accordance with IFRS, we have begun filing current reports on Form 8-K and quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005, filed on August 22, 2005), and will begin filing annual reports on Form 10-K (beginning with respect to fiscal year 2005), in which our financial statements are prepared in accordance with U.S. GAAP.
     Tender Offer and Consent Solicitation
      On April 1, 2005, we commenced a cash tender offer and consent solicitation for any and all outstanding $443.5 million aggregate principal amount of our 11.75% Senior Discount Debentures due 2009, or the 2009 Debentures. We received consents in connection with the tender offer and consent solicitation to amend the indenture, or the 2009 Indenture, under which the 2009 Debentures were issued, to (i) eliminate substantially all of the restrictive covenants included in the 2009 Indenture and (ii) reduce the minimum prior notice period with respect to a redemption date for outstanding 2009 Debentures from 30 to 3 days. The supplemental indenture relating to the 2009 Debentures containing the proposed changes, or the 2009 Supplemental Indenture, became effective on April 20, 2005. On April 20, 2005, we accepted for purchase tenders equal to approximately $386.0 million principal amount of the 2009 Debentures. The tender offer expired on April 28, 2005.
     Redemption of Remaining 2009 Debentures
      Pursuant to the terms of the 2009 Indenture, as amended by the 2009 Supplemental Indenture, we called for redemption our remaining outstanding 2009 Debentures that were not tendered in the tender offer discussed above. On April 29, 2005, we paid an aggregate of $59,970,989.47, including principal and interest, to the holders of the 2009 Debentures to complete the redemption of all such remaining outstanding 2009 Debentures.
      The net proceeds of the offering of the outstanding notes were used in connection with the repurchase and redemption of the 2009 Debentures.
     Waiver and Amendment to the 2004 Credit Agreement
      As of April 18, 2005, we entered into a Waiver and Amendment Agreement, or Waiver and Amendment, to our first amended and restated credit agreement dated as of June 24, 2004, or the 2004 Credit Agreement. The Waiver and Amendment allowed us to (i) issue the outstanding notes that are the subject securities of the exchange offer in a principal amount in excess of the principal amount of 2009 Debentures outstanding, (ii) use the amount of proceeds from the issuance of the outstanding notes in excess of the principal amount of the 2009 Debentures to pay accrued and unpaid interest on the 2009 Debentures repurchased or redeemed, (iii) pay the fees of the underwriter associated with the issuance of the outstanding notes and the tender offer for the 2009 Debentures, (iv) pay the premium related to the tender offer and (v) pay certain other expenses relating to the tender offer and the issuance of the outstanding notes. The Waiver and Amendment also amended the 2004 Credit Agreement to allow us to borrow up to $25.0 million from KCS, on a fully subordinated basis. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement.
     New Credit Agreement
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.
     Settlement Relating to Value Added Tax Lawsuit and Commercial Lawsuit on Put Right
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government resolving and terminating the controversies and disputes between the companies and the Mexican government concerning the payment of the VAT refund to us derived from the privatization, and the purchase of the remaining shares of us owned by the Mexican government, or the Commercial Lawsuit. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us, which we refer to in this prospectus as the Put, has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. There was no cash payment made by any party under the settlement agreement. In addition, the parties have entered into mutual releases of all existing and potential claims relating to the VAT refund and the Commercial Lawsuit, and have dismissed all of the existing litigation between the parties.
      Our published financial statements include legal disclosures with respect to the VAT refund claim, the Commercial Lawsuit and the 1997 Tax Audit. As a result of the September 12, 2005 settlement agreement, the VAT refund claim and the Commercial Lawsuit were closed. The 1997 Tax Audit was rendered null, void and of no legal effect when the Mexican government failed to assess any taxes or penalties as a result of the audit within the time allowed by Mexican law. See “Business — Disputes with the Mexican Government.”
     Conclusion of 1997 Tax Audit
      We were served on January 20, 2004 with an official letter, or Tax Audit Summary, notifying TFM of the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns, or the 1997 Tax Audit. In the Tax Audit Summary, the Mexican government notified us of its preliminary conclusion that the documentation provided by us in support of the VAT refund claim and depreciation of our concession title, and the assets reported on our 1997 tax return did not comply with the formalities required by the applicable tax legislation. In addition, the Mexican government attached the Special Certificate received from the Mexican Federal Treasury in connection with our VAT refund claim pending resolution of the audit. We have, within the time allowed by the Tax Audit Summary, contested the conclusions of the Mexican tax authorities. On March 16, 2005, we were notified by the Mexican Fiscal Administration Service (Servicio de Administracion Tributaria, or the SAT) that it had finished its audit of our 1997 tax returns. In the notice, the SAT affirmed its preliminary findings described above and continued the attachment of the Special Certificate. However, the SAT failed to assess any taxes or penalties within the time period allowed by law, which has the legal effect in Mexico of rendering the entire 1997 Tax Audit and the attachment of the Special Certificate null, void and without legal effect. Accordingly, no additional taxes or penalties will be recorded.

     Calculation of Employee Statutory Profit Sharing
      From 1997 until 2001, TFM calculated the net taxable income that should be considered for employee statutory profit sharing under a judicial ruling that allowed it to deduct net operating losses, or NOLs, that had been carried forward from prior years. In 2002, the relevant legal provision was modified and TFM sought another judicial ruling confirming its right to deduct NOLs from previous years. To date, this proceeding has not been resolved. Due to a recent decision of the Mexican Supreme Court declaring that NOLs from previous years may not be deducted, we changed the method of calculating our statutory profit sharing liability. We no longer deduct NOLs from prior years when calculating employee statutory profit sharing. This change in methodology and the write off of our deferred tax assets related to statutory profit sharing resulted in a charge against our income of $35.6 million, after purchase accounting adjustments.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER
      This summary highlights information contained elsewhere in this prospectus and summarizes the material terms of the exchange offer. We refer you to “The Exchange Offer” in this prospectus for a more complete description of the terms of the exchange offer. You should read the entire prospectus carefully before making an investment decision.

The Exchange Offer	We are offering to exchange up to $460.0 million aggregate principal amount of exchange notes for a like aggregate principal amount of outstanding notes. Outstanding notes may only be tendered in integral multiples of $1,000.

In connection with the private offering of the outstanding notes, on April 19, 2005 we entered into a registration rights agreement which grants holders of the outstanding notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the outstanding notes.

Exchange Notes	Up to $460.0 million aggregate principal amount of our 9 3/8% Senior Notes due 2012, or the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that, because the offer of the exchange notes will have been registered under the Securities Act of 1933, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , unless extended. We do not currently intend to extend the exchange offer.

Interest on the Exchange Notes	Interest on the exchange notes will accrue at the rate of 9 3/8% from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of the outstanding notes. No additional interest will be paid on outstanding notes tendered and accepted for exchange.

Resale of Exchange Notes	Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• at the time of the consummation of the exchange offer, you are not participating in, you do not intend to participate in, and you have no arrangement or understanding with any person to participate in, the distribution of the outstanding notes or exchange notes within the meaning of the Securities Act; and

• you are not our “affiliate” within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true and you transfer any exchange notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability. In addition, the SEC has not considered the exchange offer in the context of its interpretive letters and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making activities or other trading activities must acknowledge in the letter of transmittal accompanying this prospectus that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that starting on the date of completion of the exchange offer and ending on the close of business one year after such date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resale of exchange notes during such period.

Consequences of Failure to Exchange Outstanding Notes for Exchange Notes	If you do not exchange outstanding notes for exchange notes, you will not be able to offer, sell or otherwise transfer your outstanding notes except:

• in compliance with the registration requirements of the Securities Act or any other applicable securities laws;

• pursuant to an exemption from the securities laws; or

• in a transaction not subject to the securities laws.

Outstanding notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities

Act the resale of any outstanding notes that remain outstanding after the completion of the exchange offer.

Upon completion of the exchange offer, we may also redeem any outstanding notes which were not exchanged in the exchange offer in an amount of up to 1% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any.

Conditions to Exchange Offer	The exchange offer is subject to customary conditions, including the following:

• the exchange offer does not violate applicable law or any applicable interpretations of the SEC staff;

• the outstanding notes are validly tendered in accordance with the exchange offer;

• no action or proceeding would impair our ability to proceed with the exchange offer; and

• any governmental approval has been obtained, that we believe, in our sole discretion, is necessary for the completion of the exchange offer as outlined in this prospectus.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal accompanying this prospectus and mail or otherwise deliver it, together with your outstanding notes to be exchanged and any other required documentation to The Bank of Nova Scotia Trust Company of New York, the exchange agent, at the address specified on the cover page of the letter of transmittal. Alternatively, if your outstanding notes are held through The Depository Trust Company, or DTC, you can tender your outstanding notes through DTC by following the procedures for book-entry transfer. See “The Exchange Offer — Book Entry Transfer.” You should direct questions regarding the tender of outstanding notes or the exchange offer generally to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent.” See “The Exchange Offer — Procedures for Tendering” and “The Exchange Offer — Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	We will accept for exchange all outstanding notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the exchange notes promptly following the expiration date.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in “The Exchange Offer — Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Taxation	We believe that the exchange of outstanding notes for exchange notes should not be a taxable transaction for U.S. or Mexican federal income tax purposes. For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the outstanding notes for the exchange notes and the purchase, ownership and disposition of the exchange notes, see “Taxation.”

Exchange Agent	The Bank of Nova Scotia Trust Company of New York is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES
      The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”
      The terms of the exchange notes and the outstanding notes are identical in all material respects, except that, because the offer of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. We use the term “notes” in this prospectus to refer to both the outstanding notes and the exchange notes.

Issuer	TFM, S.A. de C.V.

Securities Offered	$460,000,000 principal amount of 9 3/8% senior notes due 2012.

Maturity	The exchange notes will mature on May 1, 2012.

Interest Rate and Payment Dates	The exchange notes will have an interest rate of 9 3/8% per annum payable in cash on May 1 and November 1 of each year, which began on November 1, 2005.

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after May 1, 2009, at the redemption prices described under “Description of the Exchange Notes — Redemption,” plus accrued and unpaid interest, if any.

In addition, before May 1, 2008, we may redeem up to 35% of the exchange notes with net cash proceeds from specified equity offerings at the redemption price listed in “Description of the Exchange Notes — Redemption,” plus accrued and unpaid interest, if any. However, we may only make such a redemption if at least 65% of the original aggregate principal amount of exchange notes issued under the indenture remains outstanding after the redemption.

In addition, we may at our option redeem the exchange notes at any time at 100% of their principal amount plus any accrued and unpaid interest, if the Mexican withholding tax rate on payments of interest in respect of the exchange notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%.

Change of Control	Upon a Change of Control (as defined under “Description of the Exchange Notes — Certain Definitions”), we will be required to make an offer to purchase the exchange notes. The purchase price will be equal to 101% of their principal amount, plus accrued interest, if any, to the date of repurchase.

Ranking	The exchange notes will rank equally with our other senior unsecured indebtedness (including but not limited to our other senior notes) and will rank junior to any of our secured indebtedness to the extent of the assets securing that indebtedness.

As of June 30, 2005, we had total indebtedness of $899.4 million, consisting of (i) $98.6 million of term loan indebtedness, (ii) $788.2 million of senior unsecured indebtedness under the outstanding notes and our other senior notes, (iii) $1.6 million of secured indebtedness, and (iv) $11.0 million resulting from the push down accounting.

Certain Covenants	The indenture under which the outstanding notes were issued and the exchange notes will be issued contains covenants that, among other things, restrict our ability to:

• incur indebtedness;

• pay dividends or make other distributions in respect of our stock;

• issue guarantees;

• make restricted payments;

• sell certain assets;

• create liens;

• engage in sale-leaseback transactions; and

• engage in mergers, divestitures and consolidations.

These limitations are subject, however, to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Covenants.”

Suspension of Covenants	If on any date following the date of the indenture the exchange notes have an investment grade rating from both Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, and Moody’s Investor Services, Inc., or Moody’s, and no default or event of default has occurred and is continuing, most of the covenants under the indenture will be subject to suspension. See “Description of the Exchange Notes — Covenants.”

Form and Denomination	The exchange notes will be issued in fully registered book-entry form, and in integral multiples of $1,000.

Governing Law	The indenture is and the exchange notes will be governed by New York law.

Trading and Listing	We intend to apply to list the exchange notes on the Luxembourg Stock Exchange. The exchange notes are a new issue of securities with no established trading market.

Trustee and Exchange Agent	The Bank of Nova Scotia Trust Company of New York is the Trustee and Exchange Agent for the exchange notes.

SUMMARY FINANCIAL AND OTHER INFORMATION
      The following tables present our summary historical financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, for the six months ended June 30, 2004 and 2005 and for the three months ended March 31, 2005 and June 30, 2005. We derived the summary financial data below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 from our financial statements on which PricewaterhouseCoopers, S.C., our previous independent accountants, have reported, which have been re-cast in accordance with U.S. GAAP and are included elsewhere in this prospectus. The statements of income for the six months ended June 30, 2004 and 2005, and for each of the three month periods ended March 31, 2005 and June 30, 2005, and the balance sheet data as of June 30, 2005 have been derived from our unaudited financial statements which are included elsewhere in this prospectus. The unaudited balance sheet data as of June 30, 2005 and the unaudited statement of income data for the six month periods ended June 30, 2004 and 2005, and for each of the three month periods ended March 31, 2005 and June 30, 2005 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the three months ended March 31, 2005 and three months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual audited financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those financial statements included elsewhere in this prospectus.
      Due to the acquisition of Grupo TFM by KCS on April 1, 2005, as mentioned in Note 3 to our unaudited consolidated financial statements for the period ended June 30, 2005 describing the push down accounting and allocation of purchase price, the consolidated financial statements included in this prospectus are not comparable to the financial statements for periods prior to March 31, 2005. For the six month period ended June 30, 2005 and the three month period ended June 30, 2005, the consolidated financial statements include the effects of the push down of the purchase accounting allocation by KCS. Accordingly, results for the interim periods are not indicative of the results expected for the full year.
      Our financial statements have historically been prepared in accordance with IFRS. Our financial statements as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which were originally prepared in accordance with IFRS, have been re-cast in accordance with U.S. GAAP due to our change from a foreign private issuer to a domestic filer.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands of dollars)
Results of Operations Data:
Revenues	$695,425	$720,627	$712,140	$698,528	$699,224
Operating expenses	548,866	538,394	553,169	590,304	592,020
Operating income (loss)	146,559	182,233	158,971	108,224	107,204
Equity in net earnings of unconsolidated affiliates	(19)	(915)	1,269	282	41
Interest income	2,234	4,510	4,974	1,509	514
Interest expense	104,661	87,942	100,789	112,641	112,295
Exchange gain (loss) — net	(1,435)	2,819	(17,508)	(13,744)	435
Income (loss) before income taxes and minority benefit	42,678	100,705	46,917	(16,370)	(4,101)
Net income (loss)	$53,563	$91,919	$136,655	$34,161	$(8,102)

	Six Months Ended		Three Months Ended

	June 30,	June 30,	March 31,	June 30,
	2004	2005	2005	2005

	(Unaudited)
	(In thousands of dollars)
Results of Operations Data:
Revenues	$352,423	$354,172	$170,088	$184,084
Operating expenses	291,178	353,653	143,791	209,862
Operating income (loss)	61,245	519	26,297	(25,778)
Equity in net earnings of unconsolidated affiliates	498	1,096	—	1,096
Interest income	215	664	342	322
Interest expense	55,936	55,660	27,325	28,335
Exchange gain (loss) — net	(4,158)	4,548	181	4,367
Income (loss) before income taxes and minority benefit	1,864	(48,833)	(505)	(48,328)
Net income (loss)	13,647	(46,234)	1,018	(47,252)

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands of dollars)					(Unaudited)
Balance Sheet Data (at end of period):
Total assets	$2,076,474	$2,218,403	$2,271,732	$2,278,787	$2,183,227	$2,276,977	$2,391,460
Total debt and capital lease obligations	815,551	838,011	1,023,105	968,016	906,944	959,681	899,378
Total liabilities	926,032	976,079	1,192,579	1,165,494	1,078,577	1,150,325	1,119,948
Common stock, 1,383,987,505 shares, without par value, authorized, issued and outstanding	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882

Total stockholders’ equity	$1,150,442	$1,242,324	$1,079,237	$1,113,759	$1,105,651	1,127,257	$1,272,673

	Year Ended December 31,

	2000	2001	2002	2003	2004

	Predecessor
	(In thousands of dollars, except ratio data)
Other Financial Data:
Interest expense	104,661	87,942	100,789	112,641	112,295
Capital expenditures	66,918	85,245	89,355	73,121	41,143
Net cash provided by (used in)
Operating activities	176,701	120,052	154,968	99,664	87,478
Investing activities	(59,765)	(83,233)	(132,713)	(70,731)	(13,576)
Financing activities	(99,427)	(29,383)	(32,612)	(55,585)	(63,253)
Ratio Data:
Ratio of earnings to fixed charges(1)	1.4	2.0	1.4	N/A*	1.0

*	For 2003, our earning were insufficient to cover fixed charges by $16.6 million.

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income before minority interest and equity earnings in associates, and fixed charges, net of the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest costs, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

	Six Months Ended		Three Months Ended

	June 30,	June 30,	March 31,	June 30
	2004	2005	2005	2005

	Predecessor	Successor	Predecessor	Successor
	(In thousands of dollars, except ratio data)
Other Financial Data:
Interest expense	$55,936	$55,660	$27,325	$28,335
Capital expenditures	24,279	19,405	9,212	10,193
Net cash provided by (used in)
Operating activities	33,966	41,026	35,791	5,235
Investing activities	(23,948)	(18,984)	(8,974)	(10,010)
Financing activities	(8,337)	(19,068)	(35,538)	16,470
Ratio Data:
Ratio of earnings to fixed charges(1)	1.0	N/A*	1.0	N/A*

*	For the three and six months ended June 30, 2005, our earnings were insufficient to cover fixed charges by $49.4 million and $49.9 million, respectively.

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income before minority interest and equity earnings in associates, and fixed charges, net of the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest costs, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2000	2001	2002	2003	2004

	Predecessor
	(In thousands of dollars, except ratio data)
Income (loss) before benefit for deferred income taxes	$42,678	$100,705	$46,917	$(16,370)	$(4,101)
Equity Method	19	915	(1,269)	(282)	(41)
Fixed charges	116,260	103,931	118,199	129,022	127,716
Estimated net increase in interest expenses from refinancing
Income (loss) adjusted before benefit for deferred income taxes	158,957	205,551	163,847	112,370	123,574

Fixed charges	103,337	86,042	99,778	110,231	109,701
Interest	12,923	17,889	18,421	18,791	18,015

Rents	116,260	103,931	118,199	129,022	127,716
Ratio:	1.4	2.0	1.4	N/A *	1.0

	Six Months Ended		Three Months Ended

	June 30,	June 30,	March 31,	June 30,
	2004	2005	2005	2005

	Predecessor	Successor	Predecessor	Successor
	(Unaudited)
Income (loss) before benefit for deferred income taxes	$1,864	$(48,833)	$(505)	$(48,328)
Equity Method	(498)	(1,096)	—	(1,096)
Fixed charges	63,428	63,283	32,073	31,210
Estimated net increase in interest expenses from refinancing
Income (loss) adjusted before benefit for deferred income taxes	64,794	13,354	31,568	(18,214)

Fixed charges	54,185	53,426	27,230	26,196
Interest	9,243	9,857	4,843	5,014

Rents	63,428	63,283	32,073	31,210
Ratio:	1.0	N/A *	1.0	N/A *

*	For the three and six months ended June 30, 2005, our earnings were insufficient to cover fixed charges by $49.4 million and $49.9 million, respectively.

RISK FACTORS
      You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision relating to the exchange notes. The risks described below are not the only ones facing us or investments in Mexico in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. There are a number of factors, including those described below, which may adversely affect our ability to make payment on the exchange notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. See “Forward-Looking Statements” for cautionary statements regarding forward-looking statements.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.
Risk Factors Relating to Our Debt

Our substantial indebtedness could adversely affect our financial position and our ability to meet our obligations under our debt instruments, including the exchange notes.
      We have a substantial amount of debt and significant debt service obligations. As of June 30, 2005, we had total outstanding indebtedness of $899.4 million, consisting of (i) $98.6 million of term loan indebtedness outstanding under the 2004 Credit Agreement, (ii) $788.2 million of senior unsecured indebtedness, (iii) $1.6 million of secured indebtedness, and (iv) $11.0 million resulting from the push down accounting. The term loan indebtedness ranks at least pari passu with our other unsecured indebtedness. Our stockholders’ equity was $1,272.7 million as of June 30, 2005, resulting in a debt to equity ratio of 0.71. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106 million credit facility dated October 24, 2005, or the New Credit Agreement. See “Prospectus Summary — Recent Events — New Credit Agreement.”
      Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt, including the exchange notes, and may have important consequences for our operations and capital expenditure requirements, including the following:

•	we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, or interest on our debt, which will reduce funds available for other purposes;

•	we may not be able to fund capital expenditures, working capital and other corporate requirements;

•	we may not be able to obtain additional financing, or to obtain it at acceptable rates;

•	our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or in our business;

•	we may be exposed to risks in exchange rate fluctuations because any fluctuation of the peso relative to the dollar could impact our ability to service debt; and

•	we may be at a competitive disadvantage compared to our competitors that have less leverage and greater operating and financing flexibility than we do.

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt.
      The indentures relating to our outstanding debt securities and our New Credit Agreement contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. Our New Credit Agreement contains covenants that are more restrictive than those contained in the indentures relating to our securities, including, but not limited to, certain financial covenants which require us to maintain specified financial ratios. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions.
      As a result of the covenants and restrictions contained in the indentures and in our New Credit Agreement, we are limited in how we conduct our business and we may be unable to compete effectively or to take advantage of new business opportunities. Any breach of these covenants could result in a default under the indentures and our New Credit Agreement.
      We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the appropriate parties and/or amend the covenants. At the same time, there are exceptions to many of these covenants, and we cannot assure you that the limitations referred to above will protect you in all circumstances.
Risk Factors Relating to Our Business

We have experienced recent losses and may experience losses in the future.
      We experienced a net loss of $8.1 million for the year ended December 31, 2004. The net loss was attributable to, among other things, the slow recovery from the economic downturn in both the U.S. and Mexico in 2002 and 2003, the continued weakness of the peso and weakness in the automotive industry. During the first six months of 2005, we had a net loss of $46.2 million. The net loss was attributable to, among other things, the accounting effects derived from the push down of purchase accounting in the second quarter of 2005 of the estimated fair values of the assets and liabilities acquired by KCS, the write off of deferred tax assets related to statutory profit sharing and increased costs for fuel and casualties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

We may not be successful at reducing our operating costs and increasing our operating efficiencies.
      We must continue to reduce our operating costs and increase our operating efficiencies to achieve further cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Our failure to realize cost savings may adversely affect our results of operations.
      The Mexican government may revoke or limit our concession under a number of circumstances.
      We operate under a 50-year concession granted by the Mexican government to provide freight transportation over the Northeast Rail Lines. The Mexican government may terminate the concession if, among other things, there is an unjustified interruption of the operation of our rail lines, we charge tariffs higher than the tariffs we have registered, we restrict the ability of other Mexican rail operators to use our rail lines, we fail to make payments for damages caused during the performance of services, we fail to comply with any term or condition of the Ley Reglamentaria del Servicio Ferroviaria (Law Regulating Railroad Services, or Mexican railroad services laws and regulations), or we fail to maintain an obligations compliance bond and the insurance coverage specified in the Mexican railroad services laws and regulations. In addition, the concession revokes automatically in the event we change our nationality or we assign, or create any lien on, the concession without the Mexican Ministry of Transportation’s approval.
      Under the concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures. If the Mexican government legally terminates the concession, it would own, control and manage such public domain assets used in the operation of our rail lines. The Mexican government may also temporarily seize control of our rail lines and our assets in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such a case, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances, but only for the duration of any of the foregoing events.

      Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. However, these payments may not be sufficient to compensate us for our losses and may not be timely made.

Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition.
      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures, technology, acquisitions, leases and repair of equipment and maintenance of our rail system. Our failure to make necessary capital expenditures could impair our ability to service our existing customers or accommodate increases in traffic volumes. In addition, our railroad concession from the Mexican government requires us to make ongoing investments and undertake capital projects in accordance with successive five-year business plans approved by the Mexican government.
      We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows, leases and, to a lesser extent, vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvement projects, our ability to service our existing customers or accommodate increases in our traffic volumes may be limited or impaired and our business plan commitments with the Mexican government may be at risk, requiring us to seek waivers to the business plan. We may defer capital expenditures with respect to such business plan with the permission of the Mexican Ministry of Transportation. However, the Ministry of Transportation might not grant this permission, and our failure to comply with our commitments in our business plan could result in the Mexican government revoking the concession. We cannot assure you that the Mexican government would grant us such waivers. If such waivers are not obtained and our concession is revoked, this would adversely affect our financial condition.

Significant competition from other railroads could adversely affect our financial condition.
      We face significant competition in some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V., or Ferromex, the operator of the Pacific-North Rail Lines, which are in close proximity to our rail lines. In particular, we have experienced and continue to experience competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of the Nuevo Laredo-Laredo crossing, providing an alternative to our routes for the transport of freight from those cities to the U.S. border. In addition, Ferromex directly competes with us in some areas of our service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrocarril del Sureste, S.A. de C.V., or Ferrosur, which operates the Southeast Rail Lines, competes directly with us for traffic to and from southeastern Mexico. Ferrosur, like us, also serves Mexico City, Puebla and Veracruz.
      Ferromex and Ferrosur may have greater financial resources than we have, which among other things, may give them greater ability to reduce freight prices. Price reductions by competitors would make our freight services less competitive, and we cannot assure you that we would be able to match these rate reductions. In recent years, we have experienced aggressive price competition from Ferromex in freight rates for agricultural products, which has adversely affected our results of operations. Our ability to respond to competitive measures by decreasing our prices without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly price competition, in a timely manner could have a material adverse effect on our financial condition.
      In recent years, there has also been significant consolidation among major North American rail carriers. The resulting merged railroads may attempt to use their size and pricing power to affect our access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on our financial condition.

Significant competition from trucks could adversely affect our financial condition.
      We also face significant competition from trucks. In the past, the trucking industry has significantly eroded the railroad’s market share of Mexico’s total overland freight transportation by providing effective rate and service competition. Trucking requires substantially smaller capital investments and maintenance expenditures than railroads and allows for more frequent and flexible scheduling. In addition, Mexican truckers are able to deliver to points in the U.S. under relaxed NAFTA rules. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.
      A material part of our projected revenue growth during the next few years is expected to result from increased truck-to-rail traffic conversion. There can be no assurance that we will have the ability to continue to convert traffic from truck to rail transport or that we will retain the customers that we have already converted. If the railroad industry, in general, and we, in particular, are unable to preserve competitive advantages vis-à-vis the trucking industry, our business plan may not be achieved and our financial condition could be adversely affected.

A significant percentage of our transportation revenues has historically been derived from the automotive industry, which has had difficulties in recent years.
      Our transportation revenues derived from the transport of automotive products declined to $119.8 million in 2004 from $154.1 million in 2002. General Motors, DaimlerChrysler and Ford Motor Co. were among our most significant customers, together representing approximately 15.9% of our total revenues in 2004. Our automotive revenues in 2004 decreased due to the continued recession in the U.S. automotive industry and the lack of demand for those automobile models manufactured in Mexico. Although our transportation revenues derived from automotive products increased to $59.3 million in the first six months ended June 30, 2005 from $57.8 million in the same period in 2004, we cannot assure you that our customers will continue to order services from us in the future or that they will not reduce or defer the amount of services ordered. Additionally, if one or more of our customers were to become insolvent or otherwise were unable to pay us for the services provided, our financial condition could be adversely affected.

The rates for trackage rights set by the Ministry of Transportation may not adequately compensate us.
      Pursuant to our concession, we are required to grant rights to use portions of our tracks to Ferromex, Ferrosur and Ferrocarril y Terminal de Valle de Mexico, S.A. de C.V. (Mexico Valley Railroad and Terminal), or FTVM. The concession stipulates that Ferromex, Ferrosur and FTVM are required to grant to us rights to use portions of their tracks.
      Our concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under our concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Mexican railroad services law and regulations, the rates that we may charge for rights to use our tracks must be agreed upon in writing between us and the party to which those rights are granted. However, if we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the Mexican government is entitled to set the rates, which rates may not adequately compensate us.
      We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. We and Ferromex are involved in civil, judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Some of those procedures continue under litigation and therefore are pending final resolution. Any resolution of such procedures adverse to us could have a negative impact on our business and operations. See “Business — Other Litigation — Disputes with Ferromex.” In addition, under the Mexican railroad services laws and regulations, acts or omissions that impede the activities of other concessionaires, including the use of trackage rights, may result in the revocation of our concession.

Downturns in the U.S. economy, Mexican economy, U.S.-Mexico trade, certain cyclical industries in which our customers operate, the global economy or fluctuations in the peso-dollar exchange rate could have adverse effects on our financial condition.
      Downturns in the U.S. or Mexican economy or in trade between the U.S. and Mexico will likely have adverse effects on our business and results of operations. Mexican exports to the U.S. of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which we transport, are an important element of U.S.-Mexico trade. In addition, a significant portion of our business consists of imports into Mexico from the U.S. The level of our business activity depends heavily on the U.S. and Mexican economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and on existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues in all product categories, particularly in the automotive and industrial segments. Future economic downturns may have a material adverse effect on our results of operations and our ability to meet our debt service obligations.
      Some of our customers operate in industries that experience cyclicality, including the agricultural, automotive, manufacturing and construction sectors. Any downturn in these sectors due to the effects of cyclicality or otherwise could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by supply and demand factors in the relevant markets. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial condition.
      Our business may also be adversely affected by downturns in the global economy or in particular regions of the global economy. In addition, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports as manufacturers and raw material suppliers seek to minimize the effect of exchange rate movements by seeking other markets for their business.
      Although a decrease in the level of exports of some of the commodities that we transport to the U.S. may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. The level of U.S.-Mexico trade and the development of U.S.-Mexican trade negotiations or agreements in the future are beyond our control, and may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we transport.

The Mexican government may restrict our ability to operate our concession on a profitable basis by setting tariffs for rail freight services.
      Under the concession and Mexican law, we may freely set our tariffs for rail freight services, but we must register our tariffs with the Ministry of Transportation before they become effective. Under the Mexican railroad services law and regulations, the Ministry of Transportation reserves the right to set tariffs if, in consultation with the Comisión Federal de Competencia (the Mexican Antitrust Commission), it determines that effective competition does not exist. The Mexican Antitrust Commission, however, has not published guidelines regarding the factors that constitute a lack of competition. It is therefore unclear under what particular circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation intervenes and sets tariffs, the rates it sets may be too low to allow us to operate profitably.

Traffic congestion or similar problems experienced in the U.S. or Mexican railroad system may adversely affect our operations.
      Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may also result in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Nuevo Laredo-Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business and results of operations.

Our business strategy, operations and growth rely significantly on third parties.
      Our operations are dependent on interchange agreements that we have negotiated with major U.S. railroads in the north, Ferromex in the west of Mexico and Ferrosur in the south of Mexico. We also have a terminal operations agreement with FTVM. In addition, we and each of the concessionaires of Ferromex and Ferrosur have a 25.0% interest in FTVM. These agreements enable us to exchange traffic and utilize trackage which is not part of our rail system, extending our network and providing us with strategically important rail links to the U.S. and to areas of Mexico that we do not directly serve. Our ability to provide comprehensive service to our customers depends in part on our ability to maintain these agreements with other railroads and third parties and our ability to take legal action in the Mexican Federal Courts to enforce such agreements on the grounds that the railroads are a public service governed by public interest laws. Our failure to maintain these agreements, the termination of these agreements, or failure to obtain the corresponding legal relief in due course, could adversely affect our business, financial condition and results of operations. The other parties to these agreements may not faithfully fulfill their obligations under their agreements or arrangements with us, and many of these other parties are or may become our competitors. Further, the failure of any of these parties to fulfill its obligations to us could adversely affect our financial condition and results of operations. In addition, we may not be able to coordinate our interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact our operating results.

If our primary fuel supply contract is terminated, or if fuel prices substantially increase, our financial condition could be materially adversely affected.
      The locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX Refinanción, or PEMEX. The contract with PEMEX may be terminated at any time by either party upon thirty days’ written notice to the other. If the contract is terminated and we are unable to acquire diesel fuel from alternative sources on acceptable terms, our financial condition could be materially adversely affected. In addition, since our fuel expense represents a significant portion of our operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on our financial condition. In 2004, our average price of fuel per gallon increased by 30.1% from 2003, which in turn had increased 24.2% from 2002. We experienced an increase of 21.3% during the six months ended June 30, 2005 compared to the same period in 2004. During the remainder of 2005, we expect that fuel prices will remain volatile and will continue to be driven by high levels of consumption and relatively tight levels of inventories. If the price of diesel fuel continues to increase, this could have an adverse effect on our financial condition.

We face possible catastrophic loss and liability, and our insurance may not be sufficient to cover our damages or damages to others.
      The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of FTVM and significant portions of our customer base, could have a material adverse effect on our operations and our financial condition. We have acquired insurance that is consistent with industry practice and consistent with the requirements of our concession against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations and an adverse effect on our financial condition.

We face potential environmental liabilities.
      Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.
      We are responsible for the costs of environmental compliance, associated with our ongoing operations. Pursuant to our concession, Ferrocarriles Nacionales de México, en Liquidación, or FNM, is responsible for any environmental damage caused before the commencement of our operations, and both the Mexican government and FNM are required to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before TFM initiated operations in accordance with the concession title. However, the Mexican government is not obligated to compensate us for any expenses that we incur in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the concession was granted. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our financial condition. Failure to comply with environmental obligations may result in the termination of our concession.

Terrorist activities and geopolitical events and their consequences could adversely affect our financial condition.
      Terrorist attacks may negatively affect our operations. The continued threat of terrorism within Mexico, the U.S. and elsewhere and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the U.S. and Canada, could negatively impact our operations. The consequences of terrorism and the responses are unpredictable and could have an adverse effect on our financial condition.

Our controlling stockholder’s interests may be different from ours.
      As of April 1, 2005, KCS has become our controlling stockholder with full power to direct our business. KCS on its own can make decisions and determine corporate transactions, mergers, consolidations, and other matters. The interests of KCS may be different from our interests and KCS may exercise influence over us in a manner inconsistent with your interests. See “Principal Shareholders and Stock Owned Beneficially By Directors and Certain Executive Officers” and “Certain Transactions.”

Renegotiation of terms of the labor agreement and any potential labor disruptions could adversely affect our financial condition.
      Approximately 71.0% of our employees are covered by a labor agreement, which was recently renewed and is effective for a two-year term ending in July 2007. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to favorably negotiate the provisions of our labor agreement in the future and strikes, boycotts or other disruptions could occur. These renegotiated terms and any potential disruptions could have a material adverse effect on our financial condition and results of operations.
Risk Factors Relating to Mexico

Governmental policies and economic developments in Mexico and elsewhere may adversely affect our financial condition.
      All of our operations and assets are located in Mexico. As a result, our business is affected by the general condition of the economy, inflation, interest rates, political and other developments and events in Mexico. Mexico has experienced a period of slow economic growth in recent years, primarily as a result of the downturn in the U.S. economy. In 2000, Mexico’s gross domestic product, or GDP, increased 6.6%. In 2001, Mexico’s GDP decreased 0.2% while it increased in 2002 and 2003 by 0.8% and 1.4%, respectively. Mexico’s economy grew 4.4% in 2004 compared to 2003. We believe that economic slowdowns have negatively affected and could continue to negatively affect our financial condition.

Currency fluctuations may adversely affect our financial condition.
      Approximately 98% of our total consolidated indebtedness as of June 30, 2005, was U.S. dollar-denominated, whereas approximately 43% of our consolidated revenues were peso-denominated. Accordingly, we are affected by fluctuations in the value of the peso against the U.S. dollar and any depreciation or devaluation of the peso against the U.S. dollar results in net foreign exchange losses. During the six months ended June 30, 2005, the peso appreciated against the U.S. dollar by approximately 3.4%. In 2004, the peso appreciated against the U.S. dollar by approximately 0.8%. In 2003, the peso depreciated against the U.S. dollar by approximately 7.4%. In 2002, the peso depreciated by approximately 13.9% against the U.S. dollar, compared to appreciation of approximately 4.5% in 2001.
      Severe devaluation or depreciation of the peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars for the purpose of making timely payments of interest and principal on our non-peso-denominated indebtedness, including on the exchange notes. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit our ability to transfer or convert pesos into U.S. dollars or other currencies for the purpose of making timely payments of our U.S. dollar-denominated debt and contractual commitments. Devaluation or depreciation of the peso against the U.S. dollar may also adversely affect U.S. dollar prices for our securities. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Inflation and interest rates may adversely affect our financial condition.
      Mexico’s annual rate of inflation was 4.4%, 5.7%, 4.0% and 5.2% for 2001, 2002, 2003 and 2004, respectively and for the six months ended June 30, 2005 was 0.8%. Mexico has experienced much higher rates of inflation in certain periods. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting demand for the products we transport;

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms; and

•	if the rate of Mexican inflation exceeds the rate of the depreciation of the peso against the dollar, our dollar-denominated sales will decrease in relative terms when stated in constant pesos.
      Interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican treasury bills), or Cetes, averaged 11.3%, 7.1%, 6.2% and 6.8% for 2001, 2002, 2003 and 2004, respectively and for the six months ended June 30, 2005 averaged 9.1%. High interest rates in Mexico may significantly increase our financing costs and thereby impair our financial condition, results of operations and cash flows.
      We performed an analysis under the guidance of FAS 52, “Foreign Currency Translation,” to determine whether the U.S. dollar or the Mexican peso should be used by TFM as its functional currency. Based on the results of this analysis, we concluded that the U.S. dollar is the appropriate functional currency for U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to pesos, our results of operations for U.S. GAAP and SEC reporting purposes may be substantially different. There can be no assurance that Mexico will not be classified as highly inflationary in the future, or that we will not be required to change our functional currency to pesos.

Political developments may adversely affect our business, financial condition and results of operations.
      Presidential and federal congressional elections in Mexico will be held in July 2006. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have an adverse effect on our business, financial condition and results of operation.
      National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for the exchange notes offered pursuant to this prospectus.
Risk Factors Relating to the Exchange Notes and the Exchange Offer

We and our subsidiary will be able to incur additional indebtedness in the future.
      Despite our level of indebtedness, we will be permitted to incur more debt. This could further exacerbate the risks described in the risk factors above.

The notes are a new issue of securities with no established trading market, a market may not develop, and you may have to hold your exchange notes indefinitely.
      The exchange notes are new issue of securities and there is no existing trading market for the exchange notes. Although the placement agents informed us that following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable.
      We intend to apply to list the exchange notes on the Luxembourg Stock Exchange, but we cannot assure you that our application will be successful. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

The market price for the exchange notes may be volatile.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. We cannot assure you that the market for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the exchange notes.

Trading in the exchange notes may be affected by developments in emerging and other markets.
      Securities of Mexican companies have been, to varying degrees, influenced by political, economic and market conditions in other emerging markets and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may have effects on the securities of issuers in other countries, including Mexico. Continued volatility in the Latin American, Eastern European, Asian or other emerging capital markets may lead to increased volatility of other securities markets and may impact the price of the exchange notes. We cannot assure you that events outside of Mexico, especially in other emerging market countries, will not affect the price of, or our ability to meet our obligations under, the exchange notes.
      In addition, the Mexican financial and securities markets are, to varying degrees, influenced by political, economic and market conditions in more industrialized countries, particularly the United States. Among other events, increases in interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States may tend to decrease the attractiveness of securities investments in other countries, such as Mexico.

If a noteholder were to sue us, the noteholder may be paid in pesos in the event of a recovery of damages.
      If proceedings are brought in Mexico seeking to enforce our obligations under the exchange notes, we may discharge those obligations by making payments in pesos. Under Article 8 of the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), in the event that proceedings were brought in Mexico seeking to enforce in Mexico our obligations under the notes, we would not be required to discharge such obligations in Mexico in a currency other than Mexican currency. According to Article 8, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date and in the place payment occurs. Such rate is currently determined by the Mexican Central Bank every business day in Mexico, and published the following banking day in the Diario Oficial de la Federación (Official Gazette of the Federation of Mexico). As a result, if a payment is made by us in Mexico, depending upon the peso-dollar exchange rate on the payment date, peso payments made to noteholders may not be sufficient to obtain the dollars necessary to satisfy our obligations under the exchange notes.

Our obligations under the exchange notes would change in the event of our insolvency or bankruptcy.
      Upon our declaration of insolvency (including concurso mercantil) or bankruptcy, our obligations under the exchange notes:

•	would be converted into pesos at the exchange rate prevailing at the time of such declaration and subsequently converted into UDIs, investment units indexed to the rate of Mexican inflation, at the peso-UDI exchange rate prevailing at the time of conversion, and payment would occur at the time claims of our creditors are satisfied;

•	would be dependent upon the outcome of the insolvency (including concurso mercantil) or bankruptcy proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account depreciation of the peso against the dollar occurring after such declaration of insolvency (including concurso mercantil) or bankruptcy.
      Given the past volatility of Mexican exchange rates, noteholders may receive substantially less money in satisfaction of our obligations if the peso-dollar exchange rate changes between the date of the declaration of bankruptcy and the time of payment.

We may be unable to purchase the exchange notes upon a change of control.
      Under certain conditions, upon a change of control (as defined in “Description of the Exchange Notes — Certain Definitions”), we would be required to offer to purchase all of the exchange notes then outstanding for cash at 101% of the principal amount plus accrued and unpaid interest, if any. If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price, and we may be required to obtain third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. The events that cause a change of control under the indenture may also result in an event of default under our other then outstanding indebtedness, including our New Credit Agreement, which may cause the acceleration of our other indebtedness. Our failure to repurchase the exchange notes upon a change of control would constitute an event of default under the indenture.
      The change of control provisions in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger, or other similar transaction, even if such transaction constitutes a change of control under the indentures. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude or events required under the definition of change of control in the indentures to trigger our obligation to repurchase the exchange notes. Except as otherwise described above, the indentures do not contain provisions that permit the holders of the exchange notes to require us to repurchase or redeem the exchange notes in the event of a takeover, recapitalization, or similar transaction.

Your failure to tender the outstanding notes in the exchange offer may affect their marketability.
      If outstanding notes are tendered for exchange notes and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted outstanding notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your outstanding notes in the future. We issued the outstanding notes in a private offering exempt from the registration requirements of the Securities Act.
      Accordingly, you may not offer, sell or otherwise transfer your outstanding notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from those registration requirements, or in a transaction not subject to the securities laws. If you do not exchange your outstanding notes for exchange notes in the exchange offer, or if you do not properly tender your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the outstanding notes under the Securities Act.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
      We issued and sold the outstanding notes in a private offering on April 19, 2005. In connection with that issuance and sale, we entered into a registration rights agreement with the placement agents for the outstanding notes. In the registration rights agreement, we agreed to, among other things:

•	prepare and file with the SEC, as promptly as practicable, a registration statement relating to the offer to exchange the outstanding notes for the exchange notes, or the exchange offer registration statement, or, under certain circumstances, a “shelf” registration with respect to the outstanding notes or exchange notes, or the shelf registration statement;

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act and to complete the exchange offer, or in the case of a shelf registration statement, as applicable, to be declared effective, within 270 days of April 19, 2005;

•	keep the registered exchange offer open for not less than 20 business days and use our reasonable best efforts to keep the registered exchange offer open for not more than 40 business days after the date that notice of the registered exchange offer is mailed to the holders of the outstanding notes; and
      If the registered exchange offer has not been completed or a shelf registration statement, as applicable, has not been declared effective on or prior to the 270th day following April 19, 2005, or if any registration statement which has been declared effective ceases to be effective at any time at which it is required to be effective, we will pay registration default damages accrued at a rate of 0.25% per annum commencing on the day the registration statement ceases to be effective. The registration default damages will be payable in accordance with the interest payment provisions of the outstanding notes. Upon

•	the completion of the registered exchange offer or the effectiveness of the shelf registration statement, as applicable, in the case of a registration default caused by the registered exchange offer not being completed, or a shelf registration statement, as applicable, not being declared effective, on or prior to the 270th day following April 19, 2005; or

•	the effectiveness of the registration statement which had ceased to be effective, in the case of a registration default caused by a registration statement that had been declared effective, but ceased to be effective at any time at which it was required to be effective, the registration default damages will cease to accrue.
      We have applied to list the outstanding notes on the Luxembourg Stock Exchange. We intend to apply to list the exchange notes on the Luxembourg Stock Exchange.
      We have agreed to provide each holder of outstanding notes a copy of the prospectus that forms part of the registration statement.
      Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, we will be required to file a shelf registration statement for a continuous offering by the holders of the outstanding notes if:

•	due to any change in law or applicable interpretations by the staff of the SEC, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer;

•	for any other reason, the exchange offer is not consummated within 270 days of April 19, 2005;

•	any holder other than a placement agent for the outstanding notes is ineligible to participate in the exchange offer other than by reason of such holder being our “affiliate” (as defined in Rule 405 of the Securities Act);

•	based on their reasonable opinion, the placement agents for the outstanding notes so request in writing and delivered to us with respect to outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer that are held by them following consummation of the exchange offer; or

•	in the case that the placement agents for the outstanding notes participate in the exchange offer or otherwise acquire exchange notes from us under certain other provisions of the registration rights agreement and, in their reasonable opinion do not receive freely tradable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment.
      Except as otherwise permitted by the registration rights agreement, we will keep the shelf registration statement continuously effective, supplemented and amended as required by the Securities Act, for a period from the date the shelf registration statement is declared effective until the second anniversary of effectiveness, or the earlier date upon which all the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold pursuant to the shelf registration statement.
      During any 365-day period, upon the occurrence of certain events, we will have the ability to suspend the disposition of outstanding notes or exchange notes pursuant to a registration statement or shelf registration statement for up to two periods of up to 30 days each, if we determine in our reasonable judgment and upon written advice of counsel that the continued effectiveness and use of the shelf registration statement would require the disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving us.
      We will, in the event of the filing of a shelf registration statement, provide to each holder of outstanding notes that are covered by the shelf registration statement copies of the prospectus included in the shelf registration statement and notify each such holder when the shelf registration statement has become effective. The names of holders of outstanding notes that propose to sell the outstanding notes pursuant to the shelf registration statement will be included, as selling security holders, in such prospectus. We may require such holders to furnish us with information we require to include in the shelf registration statement and we may exclude them from such shelf registration statement if they fail to do so within a reasonable time. Selling holders of outstanding notes that are included in the shelf registration statement will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).
      Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See “Risk Factors — Risk Factors Relating to the Exchange Notes and the Exchange Offer — Your failure to tender the outstanding notes in the exchange offer may affect their marketability.”
Effect of the Exchange Offer
      Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and similar no-action letters, we believe that you may offer for resale, resell and otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	at the time of the consummation of the registered exchange offer, you are not participating in, you do not intend to participate in and you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.
      If you are not able to make these representations, and any such other representations as may be necessary under applicable SEC rules, regulations and interpretations, you are a “restricted holder.” As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may sell your outstanding notes only in compliance with the registration and prospectus delivery requirements of the

Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.
      In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” In the registration rights agreement, we agreed to use our reasonable best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resales of exchange notes during such period.
      Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.
      To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the outstanding notes. Outstanding notes that are still outstanding following the completion of the exchange offer, and that are not redeemed by us, will continue to be subject to transfer restrictions.
Terms of the Exchange Offer
      Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 principal amount.
      The terms of the exchange notes will be identical in all material respects to those of the outstanding notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will be issued free of any covenants regarding registration rights and free of any related provisions for additional interest.
      The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see “Description of the Exchange Notes.”
      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, an aggregate of $460.0 million principal amount of outstanding notes is outstanding. This prospectus is being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.
      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters’

rights under applicable law or under the indenture in connection with the exchange offer. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the outstanding notes, provided that upon completion of the exchange offer, we may redeem any outstanding notes which were not exchanged in the exchange offer in an amount of up to 1% of the original aggregate principal amount of notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any.
      We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions.” All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.
      If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.
      We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.
Expiration Date; Extensions; Amendments
      The term “expiration date” means 5:00 p.m., New York City time, on                     , unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date shall mean the latest date and time to which the exchange offer is extended.
      If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 5:00 p.m., New York City time, on the business day immediately following the previously scheduled expiration date.
      We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Conditions” have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement to amend the terms of the exchange offer in any manner.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

      During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.
Interest on the Exchange Notes and the Outstanding Notes
      Any outstanding notes not tendered or accepted for exchange, or redeemed by us, will continue to accrue interest at the rate of 9 3/8% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 9 3/8% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of outstanding notes. Interest on the exchange notes and any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2005.
Procedures for Tendering
      Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer:

•	a holder must complete, sign and date the letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with the outstanding notes and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date;

•	the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC, or the depositary, and timely receipt by the exchange agent of an agent’s message (as defined below under “— Book-Entry Transfer”) and any other documents required by the letter of transmittal according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.
      A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.
      The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.
      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.
      We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders or, in the case of outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.
      In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under “— Conditions,” to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.
      By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange notes in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	it has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.
      If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Book-Entry Transfer
      The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.
      Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.
      Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.
      All references in this prospectus to deposit or delivery of outstanding notes will be deemed to also refer to DTC’s book-entry delivery method.
Guaranteed Delivery Procedures
      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (3) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•	the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.
      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
      For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “— Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.
      We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.
      Any outstanding notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.
Conditions
      Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff; or

•	the outstanding notes are not tendered in accordance with the exchange offer; or

•	you do not represent that you are acquiring the exchange notes in the ordinary course of your business, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, and that you have no arrangements or understandings with any person to participate in a distribution of the exchange notes or you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.
      These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of the right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.
      If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•	refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes; or

•	extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see “— Withdrawal of Tenders” above); or

•	waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “— Expiration Date; Extensions; Amendments.”
      In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent
      The Bank of Nova Scotia Trust Company of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:
By Hand Delivery, Registered Mail or Overnight Carrier:
The Bank of Nova Scotia Trust Company of New York
One Liberty Plaza
New York, New York 10006
Attention:
Pat Keane
Facsimile Transmission:
(212) 225-5426
Attention: Pat Keane
Confirm by Telephone:
(212) 225-5427
For Information With Respect to the Exchange Offer, Call:
the Exchange Agent at (212) 225-5427
      Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.
Fees and Expenses
      We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.
      We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and other related fees and expenses.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the transfer of outstanding notes pursuant to the exchange offer. If, however, exchange notes and/or substitute outstanding notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the outstanding notes tendered hereby, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal accompanying the prospectus, or if a transfer tax is imposed for any reason other than the transfer of outstanding notes pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted, the amount of such transfer taxes will be billed directly to the tendering holder.
Accounting Treatment
      We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Under U.S. GAAP, we will not capitalize the expenses of the exchange offer.

Consequences of Failure to Exchange
      Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Outstanding notes not exchanged pursuant to the exchange offer and not redeemed by us will continue to accrue interest at 9 3/8% per annum, and will otherwise remain outstanding in accordance with their terms. Holders of outstanding notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.
      In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes generally will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

SELECTED FINANCIAL AND OTHER INFORMATION
      The following tables present our summary historical financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, for the six months ended June 30, 2004 and 2005 and for the three months ended March 31, 2005 and June 30, 2005. We derived the summary financial data below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 from our financial statements on which PricewaterhouseCoopers, S.C., our previous independent accountants, have reported, which have been re-cast in accordance with U.S. GAAP and are included elsewhere in this prospectus. The statements of income for the six months ended June 30, 2004 and 2005, and for each of the three month periods ended March 31, 2005 and June 30, 2005, and the balance sheet data as of June 30, 2005 have been derived from our unaudited financial statements which are included elsewhere in this prospectus. The unaudited balance sheet data as of June 30, 2005 and the unaudited statement of income data for the six month periods ended June 30, 2004 and 2005, and for each of the three month periods ended March 31, 2005 and June 30, 2005 include all adjustments, consisting of normal, recurring adjustments, which management considers necessary for a fair presentation of our financial position and results of operations as of such date and for such periods. Operating results for the three months ended March 31, 2005 and three months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year or for any future period and should be read in conjunction with the annual audited financial statements. You should read the summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those financial statements included elsewhere in this prospectus.
      Due to the acquisition of Grupo TFM by KCS on April 1, 2005, as mentioned in Note 3 to our unaudited consolidated financial statements for the period ended June 30, 2005 describing the push down accounting and allocation of purchase price, the consolidated financial statements included in this prospectus are not comparable to the financial statements for periods prior to March 31, 2005. For the six month period ended June 30, 2005 and the three month period ended June 30, 2005, the consolidated financial statements include the effects of the push down of the purchase accounting allocation by KCS. Accordingly, results for the interim periods are not indicative of the results expected for the full year.
      Our financial statements have historically been prepared in accordance with IFRS. Our financial statements as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which were originally prepared in accordance with IFRS, have been re-cast in accordance with U.S. GAAP due to our change from a foreign private issuer to a domestic filer.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands of dollars)
Results of Operations Data:
Revenues	$695,425	$720,627	$712,140	$698,528	$699,224
Operating expenses	548,866	538,394	553,169	590,304	592,020
Operating income (loss)	146,559	182,233	158,971	108,224	107,204
Equity in net earnings of unconsolidated affiliates	(19)	(915)	1,269	282	41
Interest income	2,234	4,510	4,974	1,509	514
Interest expense	104,661	87,942	100,789	112,641	112,295
Exchange gain (loss) — net	(1,435)	2,819	(17,508)	(13,744)	435
Income (loss) before income taxes and minority interest	42,678	100,705	46,917	(16,370)	(4,101)
Net income (loss)	$53,563	$91,919	$136,655	$34,161	$(8,102)
Other Financial Data:
Depreciation and amortization	$76,626	$78,345	$81,860	$86,015	$87,582
Capital expenditures	66,918	85,245	89,355	73,121	41,143

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands of dollars)
Net cash provided by (used in) Operating activities	176,701	120,052	154,968	99,664	87,478
Investing activities	(59,765)	(83,233)	(132,713)	(70,731)	(13,576)
Financing activities	$(99,427)	$(29,383)	$(32,612)	$(55,585)	$(63,253)

	Six Months Ended		Three Months Ended
	June 30,	June 30,	March 31,	June 30,
	2004	2005	2005	2005

	(in thousands of dollars)
	(Unaudited)
Results of Operations Data:
Revenues	$352,423	$354,172	$170,088	$184,084
Operating expenses	291,178	353,653	143,791	209,862
Operating income (loss)	61,245	519	26,297	(25,778)
Equity in net earnings of unconsolidated affiliates	498	1,096	—	1,096
Interest income	215	664	342	322
Interest expense	55,936	55,660	27,325	28,335
Exchange gain (loss) — net	(4,158)	4,548	181	4,367
Income (loss) before income taxes and minority interest	1,864	(48,833)	(505)	(48,328)
Net income (loss)	$13,647	$(46,234)	$1,018	$(47,252)

Other Financial Data:
Depreciation and amortization	43,914	47,380	21,806	25,574
Capital expenditures	24,279	19,405	9,212	10,193
Net cash provided by (used in) Operating activities	33,966	41,026	35,791	5,235
Investing activities	(23,948)	(18,984)	(8,974)	(10,010)
Financing activities	(8,337)	(19,068)	(35,538)	16,470

	Year Ended December 31,					Six Months Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands of dollars)					(Unaudited)
Balance Sheet Data (at end of period):
Total assets	$2,076,474	$2,218,403	$2,271,732	$2,278,787	$2,183,227	$2,276,977	$2,391,460
Total debt and capital lease obligations	815,551	838,011	1,023,105	968,016	906,944	959,681	899,378
Total liabilities	926,032	976,079	1,192,579	1,165,494	1,078,577	1,150,325	1,119,948
Common stock, 1,383,987,505 shares, without par value, authorized, issued and outstanding	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882

Total stockholders’ equity	$1,150,442	$1,242,324	$1,079,237	$1,113,759	$1,105,651	$1,127,257	$1,272,673

Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the five years in the period ended December 31, 2004, and the six month periods ended June 30, 2004 and 2005, and the three month periods ended March 31, 2005 and June 30, 2005.

						For the Six		For the Three
	For the Years Ended					Months Ended		Months Ended

	December 31,					June 30,		March 31,	June 30,

	2000	2001	2002	2003*	2004	2004	2005*	2005	2005*

Historical	1.4	2.0	1.4	N/A	1.0	1.0	N/A	1.0	N/A

*	For 2003, our earnings were insufficient to cover fixed charges by $16.6 million, and for the three and six months ended June 30, 2005, our earnings were insufficient to cover fixed charges by $49.4 million, and $49.9 million, respectively.
      For the purpose of computing the ratio of earnings to fixed charges, earnings include pre-tax income before minority interest and equity earnings in associates, fixed charges, net of the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest costs, amortization of debt expense and discount and the portion of rent that represents a reasonable approximation of the interest factor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis relates to our financial condition and results of operations for the relevant periods and is based on, and should be read in conjunction with, our financial statements appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors.” See “Forward-Looking Statements” for cautionary statements concerning forward-looking statements.
Overview
      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of 2,636 miles of main track. In addition, we have trackage rights entitling us to run our trains over 541 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.
      We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.
      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.
      Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport goods in the product categories of agro-industrial products, industrial products and manufactured products, cement, metals and minerals, chemical and petrochemical products, automotive products, and intermodal freight. Our customers include leading international and Mexican corporations.
      Our business is subject to a number of macroeconomic factors that affect our operating results, including the circumstances described elsewhere in this prospectus under “Risk Factors.” These include factors outside our control, such as (i) the impact of inflation, political developments, exchange rates and other factors tied to Mexico, (ii) seasonality in our business and that of our customers as described below, (iii) our dependence on global fuel prices for our operations, and (iv) our continuing obligations to the Mexican government arising out of the privatization of our rail lines in 1997 and our concession, including our obligations in respect of required capital expenditures.
      Our results for 2004 were affected by our sale to KCS in August 2004 of a 51% interest in Mexrail, as a result of which, we consolidated only seven months of Mexrail’s results during 2004. Mexrail is the sole owner of Tex-Mex, which operates a rail line from Laredo to Corpus Christi, Texas. See “Business — Subsidiaries and Principal Affiliates — Mexrail.”

Recent Developments

Change in Control and Loss of Foreign Private Issuer Status
      On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of Grupo TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM, representing a 48.5% economic interest (51% of the shares of Grupo TFM entitled to full voting rights) for a purchase price of (i) $200.0 million in cash, (ii) 18,000,000 shares of the common stock of KCS, and (iii) promissory notes in the aggregate principal amount of $47.0 million, payable subject to the terms of an escrow agreement. In addition, as a result of the final resolution of the VAT refund claim and the Mexican government’s put claim on September 12, 2005, KCS owns 100% of Grupo TFM and us, and is obligated to pay Grupo TMM up to $110.0 million payable in a combination of cash and KCS common stock. See “— Settlement Relating to Value Added Tax Lawsuit, and Commercial Lawsuit on Put Right.”
      As a result of the acquisition, KCS acquired a controlling interest in Grupo TFM, consisting of 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). The remaining shares are owned by TFM. By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, Grupo TMM is now a shareholder of KCS.
      As a consequence of the change in control of Grupo TFM and TFM, we have ceased to qualify as a foreign private issuer for purposes of our reporting obligations to the SEC. Accordingly, although we filed our annual report for fiscal year 2004 on Form 20-F, in which our financial statements were prepared in accordance with IFRS, we have begun filing current reports on Form 8-K and quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005, filed on August 22, 2005), and will begin filing annual reports on Form 10-K (beginning with respect to fiscal year 2005), in which our financial statements are prepared in accordance with U.S. GAAP.

Tender Offer and Consent Solicitation.
      On April 1, 2005, pursuant to an offer to purchase dated as of such date, we commenced a cash tender offer and consent solicitation for any and all outstanding $443.5 million aggregate principal amount of our 11.75% Senior Discount Debentures due 2009, or the 2009 Debentures. We received consents in connection with the tender offer and consent solicitation to amend the indenture, or the 2009 Indenture, under which the 2009 Debentures were issued, to (i) eliminate substantially all of the restrictive covenants included in the 2009 Indenture and (ii) reduce the minimum prior notice period with respect to a redemption date for outstanding 2009 Debentures from 30 to 3 days. The supplemental indenture relating to the 2009 Debentures containing the proposed changes, or the 2009 Supplemental Indenture, became effective on April 20, 2005. On April 20, 2005, we accepted for purchase tenders equal to approximately $386.0 million principal amount of the 2009 Debentures. The tender offer expired on April 28, 2005.

Redemption of Remaining 2009 Debentures
      Pursuant to the terms of the 2009 Indenture, as amended by the 2009 Supplemental Indenture, we called for redemption our remaining outstanding 2009 Debentures that were not tendered in the tender offer discussed above. On April 29, 2005, we paid an aggregate of US$59,970,989.47, including principal and interest, to the holders of the 2009 Debentures to complete the redemption of all such remaining outstanding 2009 Debentures.
      The net proceeds of the offering of the outstanding notes were used in connection with the repurchase and redemption of the 2009 Debentures.

Waiver and Amendment to the 2004 Credit Agreement
      As of April 18, 2005, we entered into a Waiver and Amendment Agreement, or Waiver and Amendment, to our first amended and restated credit agreement dated as of June 24, 2004, or the 2004 Credit Agreement. The Waiver and Amendment allowed us to (i) issue the outstanding notes that are the subject securities of the exchange offer in a principal amount in excess of the principal amount of 2009 Debentures outstanding, (ii) use the amount of proceeds from the issuance of the outstanding notes in excess of the principal amount of the 2009 Debentures to pay accrued and unpaid interest on the 2009

Debentures repurchased or redeemed, (iii) pay the fees of the underwriter associated with the issuance of the outstanding notes and the tender offer for the 2009 Debentures, (iv) pay the premium related to the tender offer and (v) pay certain other expenses relating to the tender offer and the issuance of the outstanding notes. The Waiver and Amendment also amended the 2004 Credit Agreement to allow us to borrow up to $25.0 million from KCS, on a fully subordinated basis. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement.

New Credit Agreement
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.

Settlement Relating to Value Added Tax Lawsuit, and Commercial Lawsuit on Put Right
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government resolving and terminating the controversies and disputes between the companies and the Mexican government concerning the payment of the VAT refund to us derived from the privatization, and the purchase of the remaining shares of us owned by the Mexican government, or the Commercial Lawsuit. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us, which we refer to in this prospectus as the Put, has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. There was no cash payment made by any party under the settlement agreement. In addition, the parties have entered into mutual releases of all existing and potential claims relating to the VAT refund and the Commercial Lawsuit, and have dismissed all of the existing litigation between the parties.
      Our published financial statements include legal disclosures with respect to the VAT refund claim, the Commercial Lawsuit and the 1997 Tax Audit. As a result of the September 12, 2005 settlement agreement, the VAT refund claim and the Commercial Lawsuit were closed. The 1997 Tax Audit was rendered null, void and of no legal effect when the Mexican government failed to assess any taxes or penalties as a result of the audit within the time allowed by Mexican law. See “Business — Disputes with the Mexican Government.”

Conclusion of 1997 Tax Audit
      We were served on January 20, 2004 with an official letter, or Tax Audit Summary, notifying TFM of the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns, or the 1997 Tax Audit. In the Tax Audit Summary, the Mexican government notified us of its preliminary conclusion that the documentation provided by us in support of the VAT refund claim and depreciation of our concession title, and the assets reported on our 1997 tax return did not comply with the formalities required by the applicable tax legislation. In addition, the Mexican government attached the Special Certificate received from the Mexican Federal Treasury in connection with our VAT refund claim pending resolution of the audit. We have, within the time allowed by the Tax Audit Summary, contested the conclusions of the Mexican tax authorities. On March 16, 2005, we were notified by the Mexican Fiscal Administration Service (Servicio de Administracion Tributaria or the SAT) that it had finished its audit of our 1997 tax returns. In the notice, the SAT affirmed its preliminary findings described above and continued the attachment of the Special Certificate. However, the SAT failed to assess any taxes or penalties within the time period allowed by law, which has the legal effect in Mexico of rendering the entire 1997 Tax Audit and the attachment of the Special Certificate null, void and without legal effect. Accordingly, no additional taxes or penalties will be recorded.

Calculation of Employee Statutory Profit Sharing
      From 1997 until 2001, TFM calculated the net taxable income that should be considered for employee statutory profit sharing under a judicial ruling that allowed it to deduct net operating losses, or NOLs, that had been carried forward from prior years. In 2002, the relevant legal provision was modified and TFM sought another judicial ruling confirming its right to deduct NOLs from previous years. To date, this proceeding has not been resolved. Due to a recent decision of the Mexican Supreme Court declaring that NOLs from previous years may not be deducted, we changed the method of calculating our statutory profit sharing liability. We no longer deduct NOLs from prior years when calculating employee statutory profit sharing. This change in methodology and the write off of our deferred tax assets related to statutory profit sharing resulted in a charge against our income of $35.6 million, after purchase accounting adjustments.
Financial Presentation and Accounting Policies

Accounting Considerations
      Our financial statements have historically been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. Each of these differences affects both net income and stockholders’ equity. Because we have ceased to qualify as a foreign private issuer for purposes of our SEC reporting obligations, we have begun filing quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and will begin filing annual reports on Form 10-K (beginning with respect to our fiscal year 2005) containing financial statements prepared in accordance with U.S. GAAP. Our financial statements as of and for each of the years ending December 31, 2002, 2003 and 2004, included elsewhere in this prospectus, have been re-cast in accordance with U.S. GAAP.
      Due to the acquisition of Grupo TFM by KCS on April 1, 2005, the consolidated financial statements for periods prior to March 31, 2005 are not comparable to the financial statements for subsequent periods. Where appropriate, our consolidated financial statements are separated between “Successor” and “Predecessor” to reflect our results and financial position before and after the change in control. For the three month period ended June 30, 2005, the consolidated financial statements include the effects of the push down of the purchase accounting allocation by KCS. Accordingly, results for the interim periods are not indicative of the results expected for the full year.
      We performed an analysis under the guidance of FAS 52 to determine whether the U.S. dollar or the Mexican peso should be used by us as our functional currency for U.S. GAAP purposes. Based on the results of this analysis, we concluded that the U.S. dollar is the appropriate functional currency for U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to pesos, our results of operations for U.S. GAAP and SEC reporting purposes may be substantially different.

Critical Accounting Policies
      Set forth below is a description of certain key accounting policies on which our financial condition and results of operations are based. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies are those related to revenue recognition, financial statement translations into U.S. dollars, deferred income taxes and employees’ statutory profit sharing. For a full description of all of our accounting policies, see Note 2 to our audited financial statements appearing elsewhere in this prospectus.
      Deferred Income taxes. We apply the provisions of SFAS No. 109, Accounting for Income Taxes, which is the liability method. Since commencement of our operations, although we have generated book profits, we have incurred tax losses due primarily to the accelerated tax amortization of our concession rights. We have recognized a deferred income tax asset for the resulting net operating loss carryforwards and may continue to recognize additional amounts in the next few years. Our management anticipates that such net operating loss carryforwards will be realized given the long carryforward period (through the year 2046) for amortization of the concession, as well as the fact that we expect to generate taxable income in the future. Our tax projections take into consideration certain assumptions, some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.
      Employee statutory profit sharing. We are subject to employee statutory profit sharing requirements under Mexican law and we calculate such profit sharing liability as 10% of our net taxable income. In calculating our net taxable income for statutory profit sharing purposes, we deduct net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability. The Mexican tax authorities had challenged our calculation of statutory profit sharing liabilities in the late 1990s, but we prevailed with a Mexican Fiscal Court ruling in 1999 followed by a Tax Authority Release acknowledging our ability to continue to calculate statutory profit sharing the way we had been, including the deduction of NOL carryforwards in the calculation of net taxable income for statutory profit sharing purposes. However, since a technical amendment to the Mexican tax law in 2002, the Mexican tax authorities have objected to our deduction of NOL carryforwards in the calculation of net taxable income for statutory profit sharing purposes following such amendment, which objection we have challenged in court. Under U.S. GAAP, employee statutory profit sharing is an operating expense.
      On July 12, 2005, the Mexican Supreme Court ruled that NOL carryforwards could not be deducted when calculating net taxable income for statutory profit sharing liability purposes. As a result of the recent Mexican Supreme Court decision, we have decided to change the method of calculating our statutory profit sharing liability and will no longer deduct NOLs. This change in methodology and the write off of our deferred tax assets related to profit sharing associated with these NOLs, resulted in a charge against our income of $35.6 million, after purchase accounting adjustments.

New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board, or FASB, revised SFAS No. 123, Accounting for Stock Based Compensation, or SFAS 123R. The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. Effective April 21, 2005, SFAS 123R was amended to change the effective date to the first interim or annual reporting period of the registrants first fiscal year beginning after June 15, 2005. The adoption of SFAS 123R is not expected to have a material impact on our consolidated financial statements.
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — and interpretation of SFAS No. 143. This interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement, or both, are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The Company is assessing the impact of the interpretation on its financial statements. The interpretation will require the recording of a cumulative effect of a change in accounting principle in the fourth quarter of 2005, if applicable.
Results of Operations
      The following discussion of our results of operations is based on the financial information derived from our financial statements restated in accordance with U.S. GAAP.
      In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior year period except as the context otherwise indicates.

Three Months and Six Months Ended June 30, 2005 compared to the Three Months and Six Months Ended June 30, 2004, respectively.
Revenues
      The following table summarizes consolidated TFM revenues, including carloads statistics, for the three months and six months ended June 30, 2004 and 2005, respectively.

	Three Months Ended June 30,

	2004			2005

			% of			% of
Business Segment	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues

		(In millions)			(In millions)
Agro-industrial products	29,993	$34.4	20.3	30,059	$40.6	22.1
Cements, metals and minerals	42,805	34.8	20.6	45,358	35.9	19.5
Chemical and petrochemical products	26,827	34.1	20.1	24,749	29.9	16.2
Automotive products	29,919	29.9	17.7	31,011	32.0	17.4
Manufactured products, industrial products	25,857	20.4	12.1	29,165	25.8	14.0
Intermodal freight	51,379	13.1	7.7	58,491	15.9	8.6
Other(1)	—	2.6	1.5	—	4.0	2.2

TFM	206,780	$169.3	100.0%	218,833	$184.1	100.0%
Tex-Mex	26,745	15.6		—	—

Total	233,525	184.9		218,833	$184.1

	Six Months Ended June 30,

	2004			2005

			% of			% of
Business Segment	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues

		(In millions)			(In millions)
Agro-industrial products	58,626	$66.0	20.4	57,653	$76.7	21.7
Cements, metals and minerals	84,403	67.5	20.9	90,578	72.7	20.5
Chemical and petrochemical products	51,628	65.2	20.2	50,391	62.0	17.5
Automotive products	57,209	57.8	17.9	58,104	59.3	16.7
Manufactured products, industrial products	46,886	37.8	11.7	53,982	47.9	13.5
Intermodal freight	98,617	25.1	7.8	107,985	29.8	8.4
Other(1)	—	3.6	1.1	—	5.8	1.7

TFM	397,369	$323.0	100.0%	418,693	$354.2	100.0%
Tex-Mex	50,893	29.4		—	—

Total	448,262	$352.4		418,693	$354.2

(1)	Other revenues include complementary railroad services including haulage, demurrage and switching.
      The following discussion of revenues excludes the revenues of Mexrail which was sold to KCS in August, 2004.
      Revenues for the three and six months ended June 30, 2005 totaled $184.1 million and $354.2 million, respectively, compared to $169.3 million and $323.0, respectively, for the same periods in 2004. Our 2005 revenues increased $14.8 million and $31.2, respectively, or 8.7% and 9.7%, respectively, over the same periods in 2004. The increases are mainly attributable to the general recovery of the U.S. and Mexican economies. For the three and six months ended June 30, 2005 freight revenues include fuel surcharges.
      Agro-industrial Products. In the three and six month periods ended June 30, 2005, $40.6 million or 22.1% and $76.7 million or 21.7%, respectively, of our total transportation revenues were derived from the movement of agro-industrial products. Revenues from agro-industrial products increased 18% and 16%, respectively, for the three and six months ended June 30, 2005 as compared to the same periods of 2004. Corn and sorghum revenues increased as a result of higher import volumes related with lower domestic harvests during these periods. Domestic revenues recorded a strong increase attributed to higher sugar volume. Price improvements also favorably impacted these periods. This increase was partially offset by a reduction in import shipments of soybeans and wheat products during the three and six months ended June 30, 2005.
      Cements, Metals and Minerals. In the three and six month periods ended June 30, 2005, $35.9 million or 19.5% and $72.7 million or 20.5%, respectively, of our total transportation revenues were derived from the movement of cements, metals and minerals. Our revenues generated in this product category for the three and six months ended on June 30, 2005 increased by 3.2% and 7.7% from the same periods of 2004. Domestic revenues increased during the three and six months ended June 30, 2005 as a result of an increase in the production volumes of construction materials such as billets, bar and wire, cement and minerals as a result of strong performance in the construction industry. Steel slab and steel coils revenue increased as a result of higher international traffic, such as imports and exports, due to higher consumption of manufacturing industries as well as certain targeted rate increases during the three and six months ended June 30, 2005.
      This product category includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined, and steel produced in Mexico is used for domestic consumption. The volume of Mexican steel exports fluctuates based on global market prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines.
      Chemical and Petrochemical Products. In the three and six month periods ended June 30, 2005, $29.9 million or 16.2% and $62.0 million or 17.5%, respectively, of our total transportation revenues came from the movement of chemical and petrochemical products. For the three and six months ended June 30, 2005, our revenues decreased by 12.3% and 4.9%, respectively, from the same periods of 2004. Revenue reduction in this segment was a direct consequence of the decrease in volume by two customers.
      Automotive Products. Our automotive revenues in the three and six month periods ended June 30, 2005 were $32.0 million or 17.4% and $59.3 million or 16.7%, respectively, of our total transportation revenues. During these periods, the automotive revenues increased by 7.0% and 2.6%, respectively, from the same periods of 2004. This revenue increase was mainly a consequence of the efforts to capture traffic for domestic distribution.
      Manufactured Products and Industrial Products. In the three and six month periods ended June 30, 2005, $25.8 million, or 14.0% and $47.9 million, or 13.5%, respectively, of our total transportation revenues were derived from the movement of manufactured products and industrial products. Our revenues generated in this product category increased for the three and six months ended June 30, 2005 by 26.5% and 26.7%, respectively, from the same periods of 2004. Revenue increases for these periods were mainly driven by the increase in rates of pulpwood and a recovery of traffic from barge movements as well as new traffic. Additionally, beer showed an increase of 41% in export traffics due to higher production in order to cover the demand in the US market. Home appliances revenue increased mainly driven by higher exports to the US market. Scrap paper also increased revenue due to a recovery of traffic that was lost in 2004 to barge traffic and obtaining new traffic.
      Intermodal Freight. In the three and six month periods ended June 30, 2005, $15.9 million, or 8.6% and $29.8 million, or 8.4%, respectively, of our transportation revenues were derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carriers, with rail carriers serving as the link between the other modes of transportation. During the three and six months ended June 30, 2005, our revenues in this product category increased by 21.4% and 18.7%, respectively, from the same periods of 2004. This increase was mainly attributable to the consolidation of steamship service at the port of Lázaro Cárdenas with the support of the port administration and Hutchinson Terminal, which also reflects the migration of international customers from the port of Manzanillo to the port of Lázaro Cárdenas.

Operating expenses
      The following table summarizes TFM’s consolidated operating expenses for the six and three months ended June 30, 2004 and the three months ended March 31, 2005 and June 30, 2005, respectively. Certain prior period amounts have been reclassified to conform to the current year presentation.

	Predecessor						Successor

	Six Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		March 31,		June 30,
	2004		2004		2005		2005

	(Unaudited)				(Unaudited)
		% of		% of		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue

	(In thousands)		(In thousands)		(In thousands)		(In thousands)
Salaries, wages and employee benefits	$52,257	14.8%	$26,138	14.1%	$28,783	16.9%	$31,217	16.9%
Purchase services	76,768	21.8	37,182	20.1	37,185	21.9	33,817	18.4
Fuel	34,827	9.9	18,492	10.0	23,224	13.7	27,904	15.2
Materials and supplies	2,510	0.7	1,304	0.7	1,592	0.9	2,977	1.6
Car hire-net	17,100	4.9	8,688	4.7	8,584	5.0	11,790	6.4
Rents other than car hire	24,774	7.0	12,479	6.7	13,776	8.1	15,794	8.6
Casualties and insurance	6,105	1.7	3,147	1.7	1,864	1.1	6,983	3.8
Statutory profit sharing	(4,905)	(1.4)	(413)	(0.2)	547	0.3	38,697	21.0
Other costs	6,893	2.0	3,530	1.9	6,430	3.8	15,109	8.2
Depreciation and amortization	42,619	12.1	21,374	11.6	21,806	12.8	25,574	13.9

TFM	258,948	73.5	131,921	71.3	143,791	84.5	209,862	114.0
Tex-Mex	32,230	9.1	16,581	9.0	—	—	—	—

Total operation expenses	$291,178	82.6%	$148,502	80.3%	$143,791	84.5%	$209,862	114.0%

      Operating Expenses. Total operating expenses excluding Mexrail for the three and six months ended June 30, 2005 increased $78.0 million (59.1%), and $94.7 million (36.6%) compared to the same periods ended June 30, 2004, respectively. These increases were due principally to the accounting effects derived from the push down of purchase accounting in the second quarter of 2005, as a result of the estimated fair values of the assets and liabilities acquired by KCS, and increased costs for fuel and casualties.
      Salaries, wages and employee benefits. For the three and six months ended June 30, 2005, salaries, wages and employee benefits increased $5.1 million and $7.7 million, respectively, compared with the same periods in 2004. The increase was largely attributable to the annual wage and salaries increase payable to our employees and increases in other employee benefits effective July 1, 2004. Additionally, in the second quarter of 2005, we recorded the payment of bonuses to our exempt and union employees, resulting in an increase of $1.8 million of expenses compared with the same period in 2004.
      Purchased services. Purchased services expense for the three and six months ended June 30, 2005 decreased $3.3 million (8.9%) and $5.8 million (7.6%), respectively, compared to the same periods in 2004. Costs of purchased services consisted primarily of expenses related to maintenance of locomotives and cars, haulage, terminal services, legal expenses and security expenses. The decrease in the second quarter includes the effect of establishing a fair market value for the off balance sheet locomotive maintenance agreement between TFM and EMD/ GM under purchase accounting. This resulted in a $1.4 million credit to expense in the quarter. This valuation will result in a similar credit to expense in subsequent quarters until the expiration of the maintenance agreement.
      Additionally, in the three and six month periods ended June 30, 2005, our cost of terminal services decreased by $1.4 million and $2.2 million, respectively, compared with the same periods in 2004. These decreases were due to lower transloading service operations in Lázaro Cárdenas.
      As a consequence of the acquisition of Grupo TMM’s interest in Grupo TFM by KCS, the management fee agreements between us and Grupo TMM and KCS were cancelled, resulting in a reduction in expenses of $0.6 million in the second quarter of 2005. Additionally, we had a reduction in our legal expenses related with our VAT refund claim during 2005, by $3.5 million.
      These decreases were partially offset by the increase in the expenses related to locomotive maintenance due to a new locomotive overhaul agreement with GM which impacted our result in the second quarter by $1.0 million.
      Fuel. Our fuel expenses increased 50.8% in the three month period ended June 30, 2005 compared to the same period in 2004, and increased 46.8% for the six months ended June 30, 2005 compared to the same period in 2004. These increases were primarily due to the volatility of fuel prices during 2005. The average fuel price per gallon during the first half of 2005 increased by 39.0% over 2004 and our fuel consumption in the same period increased 8.0% compared to 2004.
      Materials and supplies. Costs of materials and supplies for the three and six months ended June 30, 2005 increased $1.7 million and $2.1 million, respectively, compared to the same periods in 2004. The second quarter increase was primarily due to the revaluation of the inventory of parts associated with the maintenance of the catenary line, resulting in a charge of $1.6 million after purchase accounting.
      Car hire — net. Our car hire — net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire — net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire — net expenses for the three and six months ended June 30, 2005 increased $3.1 million and $3.3 million, respectively, compared to the same periods in 2004. These variances are attributed mainly to an increase in the number of hours and number of movement miles in the second quarter of 2005 vs. 2004 due to the use of cars for service at the Port of Lázaro Cárdenas and newer multi-level cars that were utilized in the Ford automobile service. System velocity has decreased 13% at the border locations resulting in increased transit and unloading times in 2005 over the same period in 2004, which accounts for the major portion of the hourly variance.
      Rents other than car hire. Rents other than car hire include locomotive and railcar leases and equipment rental expenses. These expenses increased by $3.3 million or 26.4% in the three month period ended June 30, 2005 over the same period in 2004. The increase in the second quarter includes the effect of purchase accounting under which we established a fair market value for all of our operating leases for locomotives and railcars. This resulted in an additional rental charge of $1.6 million for the quarter. A similar charge will occur in subsequent quarters until the expiration of all of the related leases. Additionally, we had a higher number of railcars leased in 2005 compared to 2004, increasing expenses by $0.8 million and we reduced the credit for locomotives subleased to third parties by $0.9 million.
      For the six months ended June 30, 2005 rents other than car hire increased $4.8 million compared to the six months ended June 30, 2004. This increase resulted primarily from the effect of purchase accounting by $1.6 million as described above and railcars leases by $2.5 million as a result of more cars leased and the increase in market rental rates.
      Casualties and insurance. These expenses for the three and six months ended June 30, 2005 increased $3.8 million and $2.7 million, respectively, compared to the same periods in 2004. These increases were primarily the result of costs associated with three derailments which occurred during the second quarter of 2005 totaling $4.3 million. In addition, TFM increased its claims reserve by $2.4 million, primarily for automobile damage resulting from minor derailments, theft and vandalism, which was offset by a $2.5 million reduction in TFM’s allowance for doubtful insurance claim receivables.
      Statutory profit sharing. The increase in our statutory profit sharing expense in the three and six months ended June 30, 2005 compared to the same periods in 2004, was a result of recent Supreme Court decisions in May denying the deductibility of NOLs in calculating a company’s profit sharing liability. As part of purchase accounting, KCS valued our profit sharing NOL asset at zero as a result of the court rulings and we wrote off our deferred profit sharing asset associated with these NOLs. This resulted in a charge to income of $35.6 million.
      Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging and travel, as well as the concession duty payable to the Mexican government, loss on the sales of properties and equipment and the allowance for doubtful accounts. For the three and six months ended June 30, 2005, these expenses increased $11.6 million and $14.6 million, respectively, compared to the same periods in 2004. The increase in the second quarter includes the reduction in value of certain assets in the amount of $2.3 million, after purchase accounting, as well as management’s decision to increase the allowance for doubtful customer accounts by $2.3 million, based upon current prospects for collection of certain customer accounts.
      Additionally, in connection with continuing litigation against the Mexican government, TFM had a $4.9 million receivable for recoverable withholding tax associated with car hire payments made prior to 2003. In light of the change of control, management has determined that it is unlikely that it will be successful in collecting this amount and therefore the decision was made to increase the allowance for doubtful other accounts receivable by this $4.9 million.
      Depreciation and amortization. Depreciation and amortization expenses for three and six months ended June 30, 2005 increased $4.2 million and $4.8 million, respectively, compared to the same periods in 2004. These increases were primarily as a consequence of additional capital improvements to our lines and the result of purchase accounting, whereby the book values of our assets were adjusted upward based on a market value appraisal resulting in a $3.6 million charge for additional depreciation and amortization in the quarter. A similar charge will occur in subsequent quarters.
      Operating income and Operating Ratio. For the three and six months ended June 30, 2005, our operating loss was $25.8 million and our operating income was $0.5 million, respectively, due to the factors described above. This compares to operating income of $36.4 million and $61.2 million, respectively, for the same periods of 2004. Our operating ratio increased to 114.0% and 99.9% for the three and six months ended June 30, 2005.
      Interest expense. Interest expense for the three and six months ended June 30, 2005 was $28.3 million and $55.7 million, respectively, as compared to $28.0 million and $55.9 million, respectively, for the same periods of 2004. Interest expense for the second quarter of 2005 includes $3.9 million of debt retirement costs associated with the refinancing of $443.5 million of 11.75% Senior discount debentures in April, 2005.
      As part of the purchase accounting valuation exercise, KCS placed zero value on our asset for deferred financing costs. In addition, we were required to revalue our long term debt to market value as of the acquisition date. Together these items reduced interest expense for the quarter by $2.7 million, $1.3 million of which would have been classified as additional debt retirement costs. A $0.6 million reduction in interest expense will occur in subsequent quarters until the associated debt matures.
      Exchange gain (loss) — net. Exchange gain for the three and six months ended June 30, 2005 increased $8.3 million and $8.6 million, respectively, compared to the same periods in 2004. In the second quarter of 2005, the dollar depreciated 3.7% relative to the peso compared the same period in 2004.
      Income tax. Our net income tax benefit for the six months ended June 30, 2005 decreased $9.2 million, compared to the same period in 2004. This decrease was due to the effects of inflation on depreciation and amortization of $10.2 million, as well as the effects of inflation on tax loss carryforward of $4.2 million. This increase in the income tax expense was partially offset by the increase in the permanent differences related to inflationary components and non-deductible expenses amounting to $2.7 million, together with the effect of the change in the income tax rate from 30% to 29% and other effects amounting to $2.5 million.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      The following comparison includes the consolidation in 2004 of only seven months of financial results of Mexrail as a result of our sale of a 51% interest in Mexrail to KCS in August, 2004.

Revenues
      Revenues for the year ended December 31, 2004 totaled $699.2 million compared to $698.5 million for the year ended December 31, 2003, which represented an increase of $0.7 million or 0.1%. These results include the consolidation of only seven months of financial results of Mexrail as a consequence of the sale of 51% of Mexrail to KCS in August 2004. Without taking into account any consolidation of Mexrail, our revenues for the year ended December 31, 2004 totaled $664.2 million compared to $641.4 million for the year ended December 31, 2003, which represents an increase of $22.8 million or 3.6% over 2003. This minor increase in 2004 was mainly attributable to the general recovery of the U.S. and Mexican economies. Carloads are a standard measure used by us to determine the volume of traffic transported over our rail lines. Excluding carloads from Mexrail’s wholly-owned subsidiary, Tex-Mex, our carloads in 2004 increased by 7.4% compared to 2003, while the Mexican economy grew by 4.4%. Additionally, the depreciation of the peso against the dollar negatively impacted our revenues by $15.9 million. Imports into Mexico from the U.S., Canada and overseas represented approximately 54.1%, 54.5%, and 54.8% of our total revenues in 2002, 2003, and 2004, respectively. Approximately 79% of our total revenues in 2004 were attributable to international freight.
      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2003 and December 31, 2004, respectively.

	Year Ended December 31,

	2003		2004(1)

Business Segment	Carloads	Revenues	Carloads	Revenues

		(In millions)		(In millions)
Agro-industrial products	122,114	$142.9	125,688	$143.4
Cement, metals and minerals	159,502	125.4	173,198	138.2
Chemical and petrochemical products	88,522	113.2	101,291	125.7
Automotive products	120,883	124.7	119,104	119.8
Manufactured products, industrial products	87,117	74.3	97,741	79.3
Intermodal freight	190,488	52.4	208,452	50.5
Other(2)	0	8.5	0	7.3

TFM	768,626	$641.4	825,474	$664.2

Tex-Mex	100,814	57.1	60,176	35.0

Total	869,440	$698.5	885,650	$699.2

(1)	Includes only seven months of Tex-Mex’s 2004 revenues as a consequence of the sale of its parent, Mexrail, to KCS in August, 2004.

(2)	Other revenues include railroad services including haulage, demurrage and switching.

      Agro-industrial products. Revenues increased by $0.5 million in 2004 compared to 2003. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains and grain products (principally corn and wheat). In 2004, we maintained our share of almost half of the total grains imported from the U.S. and Canada. Additionally, we were able to convert additional amounts of truck transport to rail from the port of Lázaro Cárdenas to the Nuevo Laredo-Laredo crossing.
      Cements, metals and minerals. Revenues increased by $12.8 million or 10.2% in 2004 compared to 2003. We capitalized on the recovery of the steel industry with increasing long haul traffic of slabs, billets, bars and wire rod from the Port of Lázaro Cárdenas to Monterrey. Additionally, this business unit benefited from the performance of the construction industry.
      Chemical and petrochemical products. Revenues increased by $12.5 million or 11.0% in 2004 compared to 2003. The increase was the result of increases in transportation of fuel oil, diesel and gasoline for PEMEX and imported plastics. Additionally, we continued to convert truck transport to rail through the use of our transload facilities, at which trucks and trains can exchange cargo.
      Automotive products. Revenues decreased by $4.9 million or 3.9% in 2004 compared to 2003. During 2004, vehicle production in Mexico decreased 2.2% due to reduced demand. This decrease was a result of the continued economic recession in the automotive industry in the U.S. and Mexico. Through efforts to convert truck transport to rail, we have mitigated this reduction in our revenues, but overall our hauls have decreased because of volume lost from the closure of and reduction at certain automotive plants.
      Manufactured products, industrial products. Revenues increased by $5.0 million or 6.7% in 2004 compared to 2003 due to a gain in market share in exports of paper and home appliance products. Also, our revenues were favorably impacted by the conversion of truck transport to rail and the recapture of lost customers.
      Intermodal freight. Revenues decreased by $1.9 million or 3.6% in 2004 compared to 2003, due to the decline in the transport of automotive products and as a consequence of the recession in the U.S. automotive industry. However, through our efforts to convert truck transport to rail, we were able to reduce the impact of the slowdown in the automotive industry.

Operating Expenses
      Total operating expenses amounted to $592.0 million for the year ended December 31, 2004 compared to $590.3 million for the year ended December 31, 2003, which represents an increase of 0.2%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

	Year Ended December 31,

	2003		2004

		% of		% of
	Amount	Revenue	Amount	Revenue

	(In thousands)		(In thousands)
Salaries, wages and employee benefits	$105,569	15.1%	$107,526	15.4%
Purchased services	171,713	24.6	154,097	22.0
Fuel	58,706	8.4	79,287	11.3
Materials and supplies	7,391	1.1	5,967	0.9
Car hire — net	35,420	5.1	37,913	5.4
Rents other than car hire	51,330	7.3	49,601	7.1
Casualties and insurance	9,703	1.4	10,594	1.5
Statutory profit sharing	(11,528)	(1.7)	(6,556)	(0.9)
Other costs	18,158	2.6	29,525	4.2
Depreciation and amortization	83,779	12.0	86,057	12.3

TFM	$530,241	75.9%	$554,011	79.2%
Tex-Mex	60,063	8.6%	38,009	5.5%

Total	$590,304	84.5%	$592,020	84.7%

      Salaries, wages and employee benefits. Salary expenses increased 1.9% to $107.5 million in 2004 compared to 2003. The increase was largely attributable to the annual wage increase payable to our employees and increases in other employee benefits effective July 1, 2004. Because our wages are payable in pesos, this increase was partially offset by the depreciation in 2004 of the peso against the dollar. As of December 31, 2004, we had 3,399 full-time employees.
      Purchased services. Costs of purchased services decreased by $17.6 million or 10.2% in 2004 over 2003. Costs of purchased services consisted primarily of expenses related to equipment maintenance, haulage, terminal services, security expenses and legal expenses. The decrease in purchased services was primarily attributable to a one-time charge incurred in 2003 in connection with our VAT refund claim. This decrease in purchased services was partially offset by an increase in terminal services and maintenance to locomotives and rolling stock as a result of additional carload volume.
      Fuel. Our fuel expenses increased 35.1% in 2004 compared to 2003 primarily due to the volatility of fuel prices during 2004. The average fuel price per gallon increased 30.1% in 2004 over 2003. Additionally, in 2004, our fuel consumption increased 5.2% compared to 2003.
      Materials and supplies. Costs of materials and supplies consumed in 2004 were $1.4 million lower than 2003, primarily because of a decrease in track maintenance activities.
      Car hire — net. Our car hire — net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire — net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire — net expenses increased by 7.0% in 2004 compared to 2003. This increase is due to an increase of the car hire expense in the use of cars, time and mileage by $3.8 million, which was partially offset by the increase of car hire revenue received from other railroads by $1.2 million.
      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses decreased by $1.7 million or 3.4% in 2004 compared to 2003. The decrease was attributable to lower rates resulting from the negotiation of better rates with our lessors and to an increase in our recovery of leasing costs through the sublease of locomotives to other railroad companies.

      Casualties and insurance. These expenses increased 9.2% in the year ended December 31, 2004 from the year ended December 31, 2003 due to the decrease in our insurance recoverability in 2004 as a result of higher deductible amounts during 2004.
      Statutory profit sharing. The decrease in our statutory profit sharing benefit of $5.0 million in 2004 compared to 2003 was primarily due to the decrease of pre-tax income and the strengthening of the peso, which raised the exchange rate gains in pesos included in the profit sharing calculation.
      Other costs. Other costs consist primarily of employee expenses such as the cost of meals, lodging and travel, the loss on the sale of Mexrail’s shares and sales of property, machinery and equipment, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses increased in 2004 mainly due to the loss resulting from the sale of the Mexrail shares to KCS of $12.2 million.
      Depreciation and amortization. Depreciation and amortization expenses in 2004 increased by $2.3 million compared to 2003 primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.

Operating Income and Operating Ratio
      Operating ratio is an industry efficiency measure which represents a railroad’s operating expenses as a percentage of its transportation revenues. Our operating income decreased by $1.0 million to $107.2 million in 2004 compared to $108.2 million in 2003, representing a decrease of approximately 0.9%, due to the factors described above. Our operating ratio increased to 84.7% for 2004 from 84.5% for 2003.
      Interest expense — net. Interest expense — net for 2004 was $111.8 million compared to $111.1 million for 2003.
      Exchange gain (loss) — net. We recorded net foreign exchange income of $0.4 million for 2004 compared to a net foreign exchange loss of $13.7 million for 2003. We have exposure to fluctuations in the value of the peso relative to the dollar because our peso accounts receivable are greater than our peso accounts payable. In 2004, the dollar depreciated 0.8% and in 2003 the dollar appreciated 7.4%, relative to the peso.
      Income tax expense (benefit). Our net income tax expense was $4.5 million for 2004 compared to a net income tax benefit of $50.1 million for 2003. The $54.7 million increase in income tax was mainly due to the effect of inflation on depreciation and amortization of $72.0 million, as well as the effect of the change in the income tax rate from 33% to 28% and other effects amounting to $44.1 million. This increase in income tax was partially offset by the effects of inflation on tax loss carryforward of $63.1 million and the increase in the permanent differences related to inflationary components and non-deductible expenses amounting to $2.6 million.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      The comparison of results for 2003 versus 2002 includes the consolidation of twelve full months of financial results of Mexrail.

Revenues
      Revenues for the year ended December 31, 2003 totaled $698.5 million compared to $712.1 million for the year ended December 31, 2002, which represented a decrease of 1.9%. This minor decrease in 2003 was mainly attributable to the general slowdown of the U.S. and Mexican economies, particularly in the automotive industry. TFM’s carloads (excluding Tex-Mex’s carloads) in 2003 increased by 3.3% compared to 2002, while the Mexican economy grew by only 1.3% and foreign trade with the U.S. grew by only 1.5% (excluding petroleum). Additionally, the depreciation of the peso against the dollar negatively impacted our revenues by $37.3 million. Carloads are a standard measure used by TFM to determine the number of loaded cars that transport cargo on TFM’s rail lines in order to determine traffic volume.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2002 and December 31, 2003, respectively.

	Year Ended December 31,

	2002		2003

Business Segment	Carloads	Revenues	Carloads	Revenues

		(In millions)		(In millions)
Agro-industrial products	110,956	$140.8	122,114	$142.9
Cement, metals and minerals	144,718	114.8	159,502	125.4
Chemical and petrochemical products	83,406	107.7	88,522	113.2
Automotive products	131,926	154.1	120,883	124.7
Manufactured products, industrial products	82,349	80.8	87,117	74.3
Intermodal freight	190,694	56.3	190,488	52.4
Other(1)	0	6.0	0	8.5

TFM	744,049	$660.5	768,626	$641.4

Tex-Mex	91,550	51.6	100,814	57.1

Total	835,599	$712.1	869,440	$698.5

(1)	Other revenues include railroad services such as haulage, demurrage, switching, etc.
      Agro-industrial products. Revenues increased by $2.1 million or 1.5% in 2003 compared to 2002. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains and grain products (principally corn and seeds) imported to Mexico from the U.S. and Canada. In 2003, we increased our market share of grains to almost half of the total grains imported to Mexico from the U.S. and Canada. Additionally, we were able to convert truck transport from the port of Lázaro Cárdenas to the Nuevo Laredo-Laredo crossing.
      Cements, metals and minerals. Revenues increased by $10.6 million or 9.2% in 2003 compared to 2002. We capitalized on Mexico’s exemption from tariffs on steel imports that the U.S. imposed on non-NAFTA countries, as well as the recovery of long hauls from the port of Lázaro Cárdenas to Monterrey of slabs, billets, bars and wire rod. We also gained market share from “cabotage” shipping (shipping within Mexico and Mexican waters).
      Automotive products. Revenues decreased by $29.4 million or 19.1% in 2003 compared to 2002. During 2003, vehicle production in Mexico decreased 15% due to reduced demand. This decrease was a result of the continued economic recession in the U.S. and Mexico. Additionally, we were still experiencing the adverse effect of the shutdown of a plant in Lago Alberto and the reduction of exports from a plant in Cuautitlán in 2002. Through efforts to convert truck transport to rail, we have mitigated this reduction in our revenues, but our carloads have decreased because of volume lost from the closure of and reduction at these plants.
      Chemical and petrochemical products. Revenues increased by $5.5 million or 5.1% in 2003 compared to 2002. Contributing to the increase in revenues were increases in petroleum coke traffic, transportation of fuel oil, diesel and gasoline for PEMEX and imported plastics traffic. Additionally, we continued the successful conversion from truck transport to rail through the use of transload facilities, at which trucks and trains can exchange cargo.
      Manufactured products, industrial products. Revenues decreased by $6.5 million or 8.0% in 2003 compared with 2002. This decrease was mainly attributable to a continued slowdown in paper and work product imports.
      Intermodal freight. Revenues decreased by $3.9 million or 6.9% in 2003 compared to 2002. Although we have been able to reduce our dependence on the automotive industry, 65% of this product category is related to automotive traffic. However, through our efforts to convert truck traffic to rail, we were able to reduce the impact of the slowdown in the automotive industry.

      The Texas-Mexican Railway Company (Tex-Mex). Tex-Mex’s revenues increased by $5.5 million or 10.7% in 2003 compared to 2002. Tex-Mex’s total revenues were $57.1 million in 2003. This increase was mainly a result of an increase in traffic passing between the U.S. and Mexico, primarily fueled by an increase in traffic from the agro-industrial, industrial and chemical product segments.

Operating Expenses
      Total operating expenses amounted to $590.3 million for 2003 compared to $553.2 million for 2002, which represents an increase of 6.7%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

	Year Ended December 31,

	2002		2003

		% of		% of
	Amount	Revenue	Amount	Revenue

	(In thousands)		(In thousands)
Compensation and benefits	$109,186	15.3%	$105,569	15.1%
Purchased services	163,098	22.9	171,713	24.6
Fuel	46,072	6.5	58,706	8.4
Materials and supplies	7,998	1.1	7,391	1.1
Car hire — net	37,592	5.3	35,420	5.1
Rents other than car hire	50,998	7.2	51,330	7.3
Casualties and insurance	8,836	1.2	9,703	1.4
Statutory profit sharing	(26,075)	(3.7)	(11,528)	(1.7)
Other costs	21,642	3.0	18,158	2.6
Depreciation and amortization	79,645	11.2	83,779	12.0

TFM	$498,992	70.0%	$530,241	75.9%
Tex-Mex	$54,177	7.7%	60,063	8.6%

Total	$553,169	77.7%	$590,304	84.5%

      Compensation and benefits. Salary expenses decreased 3.3% to $105.6 million in 2003 compared to 2002. The decrease was largely attributable to the reduction in our average number of full-time employees by 2.2% in 2003 compared to 2002 and the depreciation of the peso against the dollar. This decrease in employees was partially offset by the annual wage increase payable to our union employees and an increase in other employee benefits that was effective July 1, 2003.
      Purchased services. Costs of purchased services increased by $8.6 million or 5.3% in 2003 over 2002. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services, security expenses and legal expenses. The increase in the costs of purchased services was attributable to a one-time charge incurred in 2003 in connection with our VAT refund claim and the increase in costs of maintenance of our Celaya-Lázaro Cárdenas line and advertising expenses. This increase was partially offset by the reduced expenses related to maintenance of locomotives and cars as a result of cost control measures and to more efficient operations.
      Fuel. Our fuel expenses increased 27.4% in 2003 compared to 2002 primarily due to the volatility of fuel prices during 2003. The average fuel price per gallon increased by 24.2% in 2003 over 2002. Additionally, in 2003, our fuel consumption increased 3.4% compared to 2002.
      Materials and supplies. Costs of materials and supplies consumed in 2003 were 7.6% lower than for 2002, primarily because of a decrease in track maintenance activities.
      Car hire — net. Our car hire — net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire — net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire — net expenses decreased by 5.8% in 2003 compared to 2002.

Our car hire — net expenses decreased primarily because of lower traffic volume attributable to the slowdown in the automotive industry.
      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses increased by $0.3 million or 0.6% in 2003 compared to 2002. The increase in the cost of rents other than car hire was attributable to the higher number of railcars leased in 2003 compared to 2002.
      Casualties and insurance. These expenses increased 9.8% in 2003 compared to 2002 due to higher premium rates.
      Statutory Profit Sharing. The decrease in our statutory profit sharing benefit of $14.5 million in 2004 compared to 2003 was attributable to the reduction in the inflation rate to 3.98% from 5.70% in 2002, which affected our statutory profit sharing benefit by $6.4 million from the deduction due to indexation of fiscal depreciation and amortization. Additionally, the permanent effect of a one-time correction of current and non-current provisions accrued on previous years contributed to the additional expense by $7.1 million.
      Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging and travel, the loss on the sales of property, machinery and equipment, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in 2003 mainly due to the reduction of losses on sale of property, machinery and equipment by $2.7 million. This decrease was partially offset by the gain resulting in 2002 from the sale by TFM to the Mexican government of the redundant LaGriega-Mariscala line, which amounted to $2.4 million.
      Depreciation and amortization. Depreciation and amortization expenses in 2003 increased by $4.1 million from 2002, primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.
      Operating Income and Operating Ratio. Our operating income decreased to $108.2 million in 2003 compared to $159.0 million in 2002, representing a decrease of approximately 31.9%, due to the factors described above. Our operating ratio increased to 84.5% for 2003 compared to 77.7% for 2002.
      Interest expense — net. Interest expense — net for 2003 was $111.1 million compared to $95.8 million in 2002. Our interest expense — net increased in 2003 over 2002 because 2003 included a full year of interest expense on our 12.50% Senior Notes due 2012, or 2012 Senior Notes, issued in June 2002.
      Exchange loss — net. We recorded a net foreign exchange loss of $13.7 million in 2003 and a net foreign exchange loss of $17.5 million in 2002. We have exposure to fluctuations in the value of the peso relative to the dollar because our peso accounts receivable are greater than our peso accounts payable. In 2003 and 2002, the dollar appreciated 7.4% and 13.9%, respectively, relative to the peso.
      Income tax expense (benefit). Our net income tax benefit was $50.1 million for 2003 compared to $89.6 million for 2002. The $39.5 million decrease in the income tax benefit was mainly due to the effects of inflation on the tax loss carryforward of $68.9 million and the increase in the permanent differences related to inflationary components, the change in the income tax rate from 34% to 32%, and other effects by $3.0 million. This decrease in the income tax benefit was partially offset by inflation on depreciation and amortization of $10.4 million.
Liquidity and Capital Resources
      Our business is capital intensive and requires ongoing substantial expenditures for, among other things, improvements to roadway, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows, leases and, to a lesser extent, vendor financing. The discussion below of our cash flow includes the contribution from Mexrail through August 2004, when we sold a 51% interest in Mexrail and a related call option to KCS. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, leases, vendor financing and debt financing.

Cash Flows from Operating Activities
      We generated positive cash flows from operating activities of $41.0 million during the six months ended June 30, 2005 compared to $34.0 million for the same period in 2004. The increase in cash flows in 2005 from 2004 resulted primarily from changes in current assets and liabilities. We generated positive cash flows from operating activities of $79.3 million in 2004, $93.2 million in 2003 and $119.4 million in 2002. The decrease in cash flows in 2004 from 2003 resulted primarily from changes in current assets and liabilities. The decrease in cash flows in 2003 from 2002 resulted from a decrease in net income, primarily from legal expenses associated with our VAT refund claim.
      The following table summarizes cash flows from operating activities for the periods indicated.

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Net income (loss) for the period	$136,655	$34,161	$(8,102)
Depreciation and amortization	81,860	86,015	87,582
Amortization of discount on 2009 Debentures(1)	23,158	370	47
Deferred income tax	(89,654)	(50,148)	4,535
Statutory profit sharing	(26,075)	(11,528)	(6,556)
Minority interest	(84)	(383)	(534)
Loss on sale of property, machinery and equipment — net	6,897	2,909	3,704
Loss on sale of 51% of Mexrail and related call option	—	—	12,220
Changes in current assets and liabilities	(13,349)	31,821	(13,552)

Net operating cash flows	$119,408	$93,217	$79,344

(1)	Includes amortization of discount on senior discount debentures and commercial paper.

	Six Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	March 31,	June 30,
	2004	2005	2005	2005

	(Unaudited)
Net income (loss) for the period	$13,647	$(46,234)	$1,018	$(47,252)
Depreciation and amortization	43,914	47,380	21,806	25,574
Deferred income tax	(11,582)	(2,376)	(1,420)	(956)
Statutory profit sharing	(4,905)	39,244	547	38,697
Minority interest	(201)	(223)	(103)	(120)
Loss on sale of property, machinery and equipment — net	1,190	4,293	686	3,607
Changes in current assets and liabilities	(8,097)	(1,058)	13,257	(14,315)

Net operating cash flows	$33,966	$41,026	$35,791	$5,235

Cash Flows from Investing Activities
      Net cash flows used in investing activities during the six months ended June 30, 2005 was $19.0 million, which consisted principally of capital expenditures. We made capital expenditures in an aggregate amount of $19.4 million, representing 5.5% of our transportation revenues in the six months ended June 30, 2005, including $16.5 million for track improvements, siding extensions, track equipment acquisition, undercutting and signaling equipment acquisition and $1.2 million for upgrades of our locomotives and freight cars.
      Net cash used in investing activities during the six months ended June 30, 2004 was $24.0 million, which consisted principally of capital expenditures. We made capital expenditures in aggregate amount of $24.3 million, representing 6.9% of our transportation revenues in the six months ended June 30, 2004, including $15.6 million for track improvements, including siding extensions and track equipment acquisition, and $5.1 million for upgrades of our locomotives and freight cars.
      Net cash used in investing activities was $13.6 million in 2004. On August 16, 2004, we sold shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. This amount was reduced by the income tax and legal expenses.
      Net cash used in investing activities was $70.7 million in 2003, which consisted principally of capital. We made capital expenditures in an aggregate amount of $73.1 million in 2003, consisting mainly of improvements to our rail line. In addition, $18.4 million of our capital expenditures in 2003 consisted of upgrades of our locomotives and freight cars.
      Net cash used in investing activities was $132.7 million in 2002. We made capital expenditures in an aggregate amount of $89.4 million in 2002, consisting mainly of improvements to our rail lines, additions to operating capacity, construction of intermodal terminals and ongoing investments. On March 27, 2002, we acquired 100.0% of the outstanding shares of Mexrail, together with Tex-Mex and the northern portion of the international rail bridge at Nuevo Laredo-Laredo, for an aggregate purchase price of $64.0 million. The purchase price was paid by crediting to us an account receivable of $20.0 million due from Grupo TMM, with the remaining balance of $44.0 million being paid by us in cash.

Cash Flows from Financing Activities
      Net cash flows used in financing activities during the six months ended June 30, 2005 were $19.1 million. This decrease in cash resulted from the repayment of all outstanding $443.5 million principal amount of our 11.75% Senior Discount Debentures due 2009, or 2009 Debentures, in April and principal payments of $35.5 million under our term loan facility in the first quarter of 2005. These repayments were partially offset by the issuance of $460.0 million of 9 3/8% Senior Notes due 2012, or the 2012 Senior Notes.
      Net cash flows used in financing activities during the six months ended June 30, 2004 were $8.3 million, consisting mainly of the principal payment of $18.3 million under the previous term loan facility and proceeds from our commercial paper program of $10.0 million.
      For the year ended December 31, 2004, cash used in financing activities amounted to $55.1 million mainly as a result of the repayment of $10.0 million in outstanding principal amount under our commercial paper program and principal payments of $71.1 million on the previous term loan facility.
      For the year ended December 31, 2003, cash used in financing activities amounted to $49.1 million mainly as a result of the repayment of $37.0 million in outstanding principal amount under our commercial paper program and principal payments of $18.3 million on the previous term loan facility.
      For the year ended December 31, 2002, cash used by financing activities amounted to $2.9 million mainly as a result of the issuance of our $180.0 million 2012 Senior Notes and the refinancing of our $310.0 million commercial paper program with our $128.0 million term loan facility and $122.0 million commercial paper program. Our commercial paper program was backed by an irrevocable letter of credit issued by Standard Chartered Bank, New York Branch.
      The net proceeds from the issuance of our 2012 Senior Notes were $152.4 million (net of discounts, expenses and the cash fee paid to consenting holders of the 10.25% Senior Notes due 2007, or the 2007 Senior Notes, and 2009 Debentures in our 2002 consent solicitation). We used the net proceeds to finance a portion of the aggregate purchase price of the 24.6% interest in Grupo TFM. On July 29, 2002, we acquired the 24.6% interest in Grupo TFM owned by the Mexican government for an aggregate purchase price of $256.1 million. The $256.1 million purchase price for these shares was financed with (i) the net proceeds from the sale of the 2012 Senior Notes and (ii) $85.2 million (based on the applicable peso-dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our transfer of a redundant portion of our track to the Mexican government, together with cash from our operations.
      We believe that cash flow from operations, existing cash balances and leases will be sufficient to provide for our liquidity needs for the foreseeable future.

Amendment to our Credit Agreement and Refinancing of our Commercial Paper Program
      On June 24, 2004, we entered into an amended and restated credit agreement, or the 2004 Credit Agreement, and refinanced our commercial paper program. Our commercial paper program consisted of a two-year facility in the amount of $122.0 million. Under the 2004 Credit Agreement, both facilities were consolidated under a single term loan facility maturing on September 17, 2006. Amounts outstanding under the term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by our subsidiary, Arrendadora TFM.
      As of December 31, 2004, there was $133.7 million outstanding under our term loan facility. On October 24, 2005, we refinanced the term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million Credit Agreement. See “— New Credit Agreement.”

Waiver and Amendment to Credit Agreement
      As of April 18, 2005, we entered into a Waiver and Amendment Agreement, or Waiver and Amendment, to the 2004 Credit Agreement. The Waiver and Amendment allowed us to (i) issue the outstanding notes that are the subject securities of the exchange offer in a principal amount in excess of the principal amount of 2009 Debentures outstanding, (ii) use the amount of proceeds from the issuance of the outstanding notes in excess of the principal amount of the 2009 Debentures to pay accrued and unpaid interest on the 2009 Debentures repurchased or redeemed, (iii) pay the fees of the underwriter associated with the issuance of the outstanding notes and the tender offer for the 2009 Debentures, (iv) pay the premium related to the tender offer and (v) pay certain other expenses relating to the tender offer and the issuance of the outstanding notes. The Waiver and Amendment also amended the 2004 Credit Agreement to allow us to borrow up to $25.0 million from KCS, on a fully subordinated basis. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement.

New Credit Agreement
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.
Capital Expenditures and Divestitures
      A significant portion of our capital expenditures is tied to volume of traffic, and is therefore variable to the extent such volumes change. Capital expenditures do not include locomotives or railcars leased under operating leases.
      We made capital expenditures in aggregate amount of $19.4 million, representing 5.5% of our transportation revenues in the six months ended June 30, 2005, including $16.5 million for track improvements, siding extensions, track equipment acquisition, and $1.2 million for upgrades of our locomotives and freight cars. We made capital expenditures of $24.3 million, representing 6.9% of our transportation revenues in the six months ended June 30, 2004, including $15.6 million for track improvements, including siding extensions and track equipment acquisition, and $5.1 million for upgrades of our locomotives and freight cars. We made capital expenditures of $41.1 million, representing 5.9% of our transportation revenues, in 2004, including $24.3 million for track improvements, siding extensions and track equipment acquisition, and $7.9 million for upgrades of our locomotives and freight cars. In 2003, we made capital expenditures in the amount of $73.1 million, including $48.7 million for improvements to our rail line and $18.4 million for locomotive and freight car upgrades. In 2002, we made capital expenditures in the amount of $89.4 million, including $35.8 million for the rehabilitation of our route between Mexico City and Lázaro Cárdenas, among other rail lines, $5.3 million for the construction of the Sánchez freight yard, $6.6 million for the construction of the Monterrey Intermodal Terminal and $8.0 million for the construction of the Toluca Intermodal Terminal.
      We plan to continue to make capital expenditures to improve our infrastructure. According to our New Credit Agreement, we have restrictions on capital expenditures of $100.0 million unless our leverage ratio declines to 3.50 times or less. Under the concession, we are required to make certain capital expenditures as outlined in five-year business plans submitted to the Mexican government. We have funded, and expect to continue to fund, capital expenditures with funds primarily from operating cash flows and vendor financing.
      The following tables set forth our principal capital expenditures and divestitures during the last three years and during each of the six month periods ended June 30, 2004 and 2005, and each of the three month periods ended March 31, 2005 and June 30, 2005. Current capital expenditures and divestitures are being financed with funds from operating cash flows and vendor financing.

	Years Ended			Six Months Ended		Three Months Ended
	December 31,
				June 30,	June 30,	March 31,	June 30,
	2002	2003	2004	2004	2005	2005	2005

	(In millions of dollars)
Capital Expenditures
Locomotives and freight cars	$12.2	$18.4	$7.9	$5.1	$1.2	$0.7	$0.5
Rail track	70.5	48.7	24.3	15.6	16.5	7.7	8.8
Telecommunication	3.0	1.7	1.1	0.9	0.6	0.4	0.2
Other	3.7	4.3	7.8	2.7	1.1	0.4	0.7

Total	$89.4	$73.1	$41.1	$24.3	$19.4	$9.2	$10.2

	Years Ended			Six Months Ended		Three Months Ended
	December 31,
				June 30,	June 30,	March 31,	June 30,
	2002	2003	2004	2004	2005	2005	2005

	(In millions of dollars)
Capital Divestitures(1)
Freight cars	$5.1	$3.4	$0.1	$0.2	$0.2	$0.1	$0.1
Concession equipment	1.9	1.5	3.6	1.2	2.0	0.7	1.3
Other assets	0.5	0.4	0.4	0.1	2.4	—	2.4
Sale of 51% of Mexrail plus call option, net	—	—	27.1	—	—	—	—

Total	$7.5	$5.3	$31.2	$1.5	$4.6	$0.8	$3.8

(1)	Capital divestitures are shown in our cash flow statement included elsewhere in this prospectus in the line items “Loss on sale of properties and write-off of cost of properties, net” included in our operating activities, “Proceeds from sale of properties” and “Proceeds from sale of Mexrail’s shares, net of cash” included in our investing activities.

Sources and Availability of Raw Materials
      All of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX, which may be terminated at any time by either party upon 30 days’ written notice to the other. We experienced increases of 24.2% in 2003 and decreases of 13.8% in 2002, respectively, in our average price of fuel per gallon. In 2004, our average price of fuel per gallon increased by 30.1% from 2003. We experienced an increase of 21.3% during the first half of 2005.
Seasonality
      The majority of our customers are industrial in nature, including automobile manufacturers, grain distribution companies and industrial plants. Our freight revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers’ order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations which typically results in an increase in our freight revenue for the third quarter of our fiscal year. We typically experience a decrease in freight revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers’ productivity during the Christmas holidays.
Contractual Obligations
      The following table outlines our obligations for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations and for the periods indicated using balances as of June 30, 2005 (in thousands of U.S. dollars).

Year ended December 31		1-3	3-5	More than
Indebtedness(1)	Six Months	Years	Years	5 Years	Total

2012 Senior Notes 12.50%	$11,830	$23,659	$23,659	$209,574	$268,772
2007 Senior Notes 10.25%	8,084	162,125	—	—	170,209
2012 Senior Notes 9 3/8%	8,943	45,347	45,347	516,684	616,321
Term loan facility(2)	72,229	27,348	—	—	99,577
Capital leases	261	596	596	69	1,522

Total indebtedness	$101,347	$259,075	$69,602	$726,327	$1,156,351

		1-3	3-5	More than
Operating Leases(3)	Six Months	Years	Years	5 Years	Total

Locomotive operating leases	$14,548	$58,190	$58,190	$285,983	$416,911
Railcar operating leases	20,240	70,887	48,662	54,308	194,097

Total operating leases	$34,788	$129,077	$106,852	$340,291	$611,008

		1-3	3-5	More than
Purchase Obligations	Six Months	Years	Years	5 Years	Total

Locomotive maintenance agreement	$23,627	$94,229	$82,192	$195,480	$395,528
Track maintenance and rehabilitation agreement	3,819	12,684	12,068	14,940	43,511

Total purchase obligations	$27,446	$106,913	$94,260	$210,420	$439,039

(1)	These amounts include principal and interest payments and withholding tax where applicable.

(2)	On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement. See “Prospectus Summary — Recent Events — New Credit Agreement.”

(3)	These amounts include the minimum lease payments.
      The amounts of our obligations under the fuel purchase agreement are not included in the table, as such amounts are based on the market price of fuel. The market price of fuel as of December 31, 2004 was $389.72 per cubic meter.
      In addition to the contractual obligations set forth above, under the terms of our concession, we are required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first fifteen years of the concession period, and 1.25% of such revenues during the remainder of the period. For the years ended December 31, 2002, 2003, 2004 and for the period of six months ended June 30, 2005, the concession duty expense amounted to $3.3 million, $3.6 million, $3.4 million, and $1.9 million, respectively, which was recorded as an operating expense.
      Following is a discussion of the terms of the contractual obligations outlined above.

12.50% Senior Notes due 2012
      We issued the 2012 Senior Notes in June 2002. The 2012 Senior Notes are denominated in dollars, bear interest semiannually at a fixed rate of 12.50% and mature on June 15, 2012.
      The 2012 Senior Notes are unsecured, unsubordinated, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2012 Senior Notes are redeemable at any time in the event of certain changes in Mexican tax law and at our option, in whole or in part, on or after June 15, 2007, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

Redemption
Year	Price

2007	106.250%
2008	104.167%
2009	102.083%
2010 and thereafter	100.000%

10.25% Senior Notes due 2007
      We issued the 2007 Senior Notes in June 1997. The 2007 Senior Notes are denominated in dollars, bear interest semiannually at a fixed rate of 10.25% and mature on June 15, 2007. The 2007 Senior Notes are not redeemable at our option except, subject to certain limitations, in the event of certain changes in Mexican tax law.
      The 2007 Senior Notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM and are senior in right of payment to all future subordinated indebtedness of TFM. The 2007 Senior Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

9 3/8% Senior Notes due 2012
      We issued $460.0 million principal amount of 9 3/8% Senior Notes dues 2012, or the outstanding notes, in April 2005. The outstanding notes are denominated in US dollars, bear interest semiannually at a fixed rate of 9 3/8% and mature on May 1, 2012. The outstanding notes are redeemable at our option, in whole at any time or in part from time to time, on and after May 1, 2009, upon not less than 30 nor more than 60 days notice. Subject to certain conditions, up to 35% of the principal amount of the outstanding notes are redeemable prior to May 1, 2008. In addition, the outstanding notes are redeemable, in whole but not in part, at our option at 100% of their principal amount, together with accrued interest, in the event of certain changes in the Mexican withholding tax rate.

New Credit Agreement
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.

Capital leases
      We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreements at a specified price.

Operating leases
      Locomotive operating leases. In April 1998 and September 1999, we entered into two locomotive operating lease agreements, which allow TFM to maintain a state-of-the-art and efficient fleet of locomotives. Each operating lease covers 75 locomotives and expires at various times over the next 17 and 18 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.
      Railcar operating leases. We lease certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 3 to 15 years.

Fuel purchase agreement
      On December 19, 1997, we entered into a fuel purchase agreement with PEMEX, under which we have the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party upon thirty days’ written notice.

Locomotive maintenance agreements
      We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration (allowing our locomotives to operate in the United States through interchanges with U.S. railroads). Our locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

Track maintenance and rehabilitation agreement
      In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom Transporte, S.A. de C.V. which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of our Celaya Lázaro Cárdenas line, which extends approximately 350 miles. The agreement contains standard provisions for this type of operating agreement.
Quantitative and Qualitative Disclosures About Market Risk
      We periodically review our exposure to risks arising from fluctuations in interest rates, foreign exchange and fuel prices and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We do not enter into market-risk sensitive instruments for speculative purposes. See Note 10 to our annual financial statements included elsewhere in this prospectus.

Interest Rate Risk
      We are subject to interest rate risk principally with respect to our debt that bears interest at floating rates. The following table sets forth our principal and interest cash flows and related weighted average interest rates by expected maturity date of our long-term debt as of June 30, 2005.

Maturity	Fixed Rate Debt(1)	Variable Rate Debt(2)

	(In thousands of dollars)
2005	$—	$71,229
2006	—	27,349
2007	150,000	—
2008	—	—
Thereafter	$640,000	$—

Total	$790,000	$98,578

Fair Value	$848,250	$98,578

(1)	Includes $150.0 million principal amount of the 2007 Senior Notes, $460.0 million principal amount of the 9 3/8% Notes and $180.0 million principal amount of the 2012 Senior Notes.

(2)	On October 28, 2005, we refinanced our term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit agreement dated October 24, 2005.

Interest Rate Agreements
      In the past, we have entered into certain types of interest rate contracts to manage our interest rate risk. In the future, we may use interest rate forward contracts to offset changes in the rates received on short term floating rate assets to manage our risk with respect to interest rates in Mexico and the U.S. We currently have no such contracts in effect.

Foreign Exchange Risks
      The purpose of our foreign currency hedging activities is to limit the risks arising from peso-denominated monetary assets and liabilities. Our management determines the nature and quantity of any hedging transactions, based upon net assets exposure and market conditions.
      At December 31, 2004, we had monetary assets and liabilities denominated in pesos of Ps.1,057.0 million and Ps.290.0 million, respectively. At December 31, 2003, we had monetary assets and liabilities denominated in pesos of Ps.1,325.0 million and Ps.261.0 million, respectively. At December 31, 2002, we had monetary assets and liabilities denominated in pesos of Ps.1,292.0 million and Ps.414.0 million, respectively. At June 30, 2005 and December 31, 2004, 2003 and 2002, the Reuters interbank market peso-dollar exchange rate was Ps. 10.76, Ps.11.14, Ps.11.23 and Ps.10.45 per dollar, respectively.

Fuel Price Risks
      We may seek to increase the predictability of our operating expenses by purchasing U.S. fuel futures contracts, which are accounted for as hedging transactions used to offset fuel price risk. As of June 30, 2005, we had no fuel futures contracts outstanding. We did not acquire any fuel future contracts during 2004. As of December 31, 2003, we had no fuel futures contracts outstanding. As of December 31, 2002, we had ten swap contracts outstanding for 5,000,083 gallons of fuel, which expired in January and February 2003. The realized gain was $1.5 million and we recorded a benefit of $1.0 million at December 31, 2002 and recorded the remaining benefit of $0.5 million in 2003. As a result of the fuel swap contracts acquired during 2003, the realized gain was $0.8 million.

BUSINESS
History and Background
      We commenced operations in June 1997 under a 50-year concession granted by the Mexican government to provide freight transportation services over the Northeast Rail Lines, the first rail lines to be privatized in the Mexican railroad system. Prior to the privatization, Kansas City Southern, or KCS and Grupo TMM, S.A., or Grupo TMM, jointly formed and invested in our parent, Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., or Grupo TFM, with KCS owning a 36.9% economic interest (49% of the shares entitled to full voting rights) and Grupo TMM owning a 38.5% economic interest (51% of the shares entitled to full voting rights). In 2002, we purchased the remaining 24.6% of Grupo TFM held by the Mexican government. This transaction increased KCS’s ownership in Grupo TFM to a 46.6% economic interest and Grupo TMM’s ownership in Grupo TFM to a 48.5% economic interest.
      On April 1, 2005, KCS completed the acquisition from Grupo TMM of all of its shares of Grupo TFM, giving KCS ownership of 100% of the shares of Grupo TFM entitled to full voting rights. As of April 1, 2005, Grupo TFM owned 80% of our outstanding share capital (which represents all of our shares with full voting rights), while the remaining 20% of TFM (with limited voting rights) was owned by the Mexican government. Accordingly, KCS became our controlling stockholder through its ownership of Grupo TFM.
      On September 12, 2005, we, Grupo TFM, and KCS, along with Grupo TMM, entered into a settlement agreement with the Mexican government resolving certain disputes and controversies between the companies and the Mexican government concerning the payment of the value added tax, or VAT, refund to us derived from the privatization and the purchase of the remaining shares of us owned by the Mexican government. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied.
      We believe that controlling ownership by KCS will enhance our value. KCS intends to more fully integrate us into its NAFTA growth strategy, which includes KCS’s strategic alliance and marketing agreements with other railroads. In addition, KCS intends to continue to enhance the implementation of U.S. railroad operating best practices at TFM to increase our operating efficiencies and improve customer service.
Business Overview
      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of 2,636 miles of main track. In addition, we have trackage rights entitling us to run our trains over 541 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.
      We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.
      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-

Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.
      Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport agro-industrial products, industrial products and manufactured products, cement, metals and minerals, chemical and petrochemical products, automotive products, and intermodal freight. Our customers include leading international and Mexican corporations.
The Concession
      We hold a 50-year concession, which took effect in June 1997 and is renewable under certain conditions for additional periods of up to 50 years, to provide freight transportation services over our rail lines. Our concession is exclusive for the first 30 years of our operations, subject to certain trackage rights of Ferroxmex, Ferrosur, two short line railroads and FTVM. In conjunction with our concession, Grupo TFM acquired 80.0% of the shares of TFM (which represents all of the shares of TFM with full voting rights). In 1997, Grupo TFM paid a total of $1,464.5 million to acquire the concession, TFM’s shares and certain railroad equipment and related assets, including railcars and locomotives and a 25.0% interest in FTVM. We have the right to use, during the full term of the concession, all track and buildings that are necessary for our rail lines’ operation. Under the terms of the concession, TFM is required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first 15 years of the concession period and 1.25% of such revenues during the remainder of the period.
      Under the concession and the Mexican railroad services law and regulations, we may freely set our rates unless the Ministry of Transportation, in consultation with the Mexican Antitrust Commission, determines that there is no effective competition in Mexico’s rail industry, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition, the Ministry of Transportation will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest, and risk the revocation of the concession.
      Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, voluntary surrender of our rights under the concession, statutory appropriation or our liquidation or bankruptcy. Specifically, the Mexican government may revoke the concession for the following reasons: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging rates higher than registered rates; (5) a change in our nationality; (6) our assignment of, or creation of liens on, the concession without the prior approval of the Ministry of Transportation; (7) failure to maintain an obligations compliance bond and adequate insurance coverage as required by the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of Mexican railroad services law and regulations or the concession. In the cases of (5) or (6) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.
      The Ministry of Transportation established in the concession title that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (5) and (6) in the paragraph above), it will notify the creditors that provided financing for Grupo TFM’s acquisition of its equity interest in TFM and will allow such creditors, with the Ministry of Transportation’s prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.
      The concession requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We filed our second business plan with the Mexican government in 2003. Under the terms of the plan, we have committed to certain minimal investment and capital improvement goals, which may be waived by the Secretaría de Comunicaciones y Transportes (Mexican Communication and Transportation Ministry, or SCT) upon our application for relief for good cause. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the Association of American Railroads, or AAR.
      Under the concession, we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government’s operations occurring prior to the commencement of operations in accordance with the concession title in 1997. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.
      We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines, as well as for damage caused to third parties and such parties’ property as a result of our activities.
      The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the Mexican government’s armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government’s armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.
      If the Mexican government legally terminates the concession, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in operating our rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances but only for the duration of any of the foregoing events.

      Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provides that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.
      Under the concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than TFM. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory under an arrangement in which FNM is responsible for the management of all passenger cars and related personnel necessary for the provision of such service. Our obligation with respect to the provision of passenger service by FNM is limited to providing FNM with locomotive power, engineers and dispatching services for which we are reimbursed.
Our Strategy
      Our strategic objective is to increase our revenues by offering efficient and reliable service which we believe will enable us to capture increased traffic volumes resulting from growth in the Mexican domestic and foreign trade markets and the integration of the North American economy through NAFTA.
      The principal components of our strategy are to:

•	Increase revenue growth by converting traffic from trucking to rail transport. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part by offering (i) a more efficient, reliable and safe customer-oriented rail service than that provided by our predecessor and (ii) significant advantages over trucking, such as the ability to carry larger volumes, for longer distances, at lower rates with greater security and reliability.

•	Exploit growth in Mexican domestic and foreign trade. We believe that growth in Mexican commerce, as well as expected growth in international trade flows as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. We believe that our routes are integral to Mexico’s continued development and that we are well-positioned to capitalize on trade expansion as a result of NAFTA growth between Mexico, the U.S. and Canada, as well as Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

•	Increase operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices designed to reduce labor costs and increase employee productivity, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including obtaining more fuel efficient locomotives and larger capacity railcars, maintaining our rail infrastructure to Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards, transload facilities and intermodal terminals, and enhancing our communications systems.

•	Exploit port development at Lázaro Cárdenas. The Mexican government is developing the port at Lázaro Cárdenas on the Pacific Ocean as an alternate to the congested U.S. west coast ports of Long Beach and Los Angeles. We are the sole provider of rail service to this port and plan to provide an alternate route for Asian traffic bound for the eastern, southern and midwestern United States.

Our Strengths
      We believe that we have the following key competitive strengths which will enable us to achieve our strategic objectives:

•	Full voting and operational control by KCS. We believe that control by KCS will result in expanded service options for our customers through a fuller integration into KCS’s NAFTA growth strategy, which includes KCS’s established strategic alliance and marketing agreements with other railroads, as well as facilitate the continuation and enhancement of U.S. railroad operating best practices at TFM.

•	Exclusive concession to operate Mexico’s primary rail corridor. Our concession gives us exclusive rights to provide freight transportation services over our rail lines for the initial 30 years of our 50-year concession, subject to certain trackage rights. Our core routes constitute a strategic portion of the shortest, most direct rail route between key industrial and commercial regions of Mexico and the southern, midwestern and eastern United States. We are the only Mexican railroad that serves Mexico’s main border crossing with the U.S. at Nuevo Laredo-Laredo. In 2004, the majority of all rail traffic between the United States and Mexico crossed the border at Nuevo Laredo-Laredo. In addition, our rail system serves three of Mexico’s four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. We serve 14 Mexican states and the cities of Monterrey and Mexico City. These areas collectively represented 68.5% of Mexico’s total population in 2000 and accounted for over 73.2% of its estimated gross domestic product in 2002. We also have the right under the concession to serve Guadalajara, Mexico’s third largest city, through trackage rights.

•	Strategically positioned to capitalize on growth in Mexico’s foreign trade. We believe that our routes are integral to Mexico’s foreign trade. Our route structure enables us to benefit from growing trade resulting from the increasing integration of the North American economies through NAFTA. We are also well-positioned to capitalize on trade expansion as a result of Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers who wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets. At the U.S. border crossing at Laredo, we interchange directly with the Union Pacific Railroad Company and Tex-Mex, and through Tex-Mex we interchange with the rail networks of two other major U.S. railroads, the BNSF Railway Company and KCSR. Through these interchanges, we provide our customers with access to an extensive rail network in the U.S. and Canada through which they may distribute their products in North America and overseas.

•	Solid customer base. We serve over 1,500 customers including major Mexican companies and leading international corporations operating in Mexico. Approximately 400 customers represent over 90% of our revenues. Our customer base is as diversified as the mix of commodities and products that we haul. Major customers include PEMEX Refinanción, or PEMEX, ExxonMobil México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., Pacer Stacktrain S. de R.L. de C.V., Pilgrims Pride, S.A. de C.V., IMSA-MEX, S.A. de C.V., Cemex México S.A. de C.V., or CEMEX, General Motors de México S. de R.L. de C.V. and DaimlerChrysler de México, S.A. de C.V. We believe that we have built our customer base by offering safe, reliable service and competitive prices.

•	Class I railroad operating practices. We have implemented railroad operating practices in use on Class I U.S. and Canadian railroads to reduce costs and enhance profitability. By upgrading our rolling stock and introducing state-of-the-art locomotives which comply with U.S. standards, our equipment has been allowed to operate in the U.S. which has enabled us to interchange with major U.S. railroads. We are also continuing to develop operating initiatives such as the computerization of our operations, management and customer service systems, the rationalization of train dispatching and employee training.

•	Strategic capital investment and improvement program. We are continuing the implementation of our capital expenditure and improvement program. Since commencement of our operations through June 30, 2005, we have made significant capital expenditures and improvements to increase capacity and operating efficiencies. We have extensively overhauled the locomotives and rolling stock we acquired from the Mexican government. We have added 150 AC-traction locomotives under long-term leases and continue to add larger capacity railcars to our fleet through operating leases. In addition to maintenance of equipment and track rehabilitation projects, we have extended rail sidings to permit longer trains to operate on our main route. Since privatization, we have used technology to significantly increase the railcar capacity of the international bridge at Nuevo Laredo-Laredo and reduced congestion by conducting Mexican customs formalities at our Sánchez freight yard in Nuevo Laredo rather than on the bridge itself. By equipping the trains on our main line with end-of-train devices (which monitor air pressure and railcar and hose connections) and installing infrared hot box detectors (which detect when an axle journal or bearing on a train is overheated) and other equipment along our routes, we have reduced the size of some train crews from six to two, increased the efficiency of the operation and tracking of our locomotives and railcars and eliminated the need to stop trains intermittently for inspections. We have built and are leasing new intermodal terminals near the facilities of customers along our lines and have enlarged tunnels over a portion of our route to accommodate double-stack intermodal trains. In 2005, we have proceeded with plans to upgrade our communication infrastructure and systems in anticipation of installing KCS’s computerized management control system in 2006.
      We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2004, our operating ratio was 81.8%, compared to an operating ratio of 95.4% for the first six months following commencement of our operations. Operating ratio is an industry efficiency measure which represents a railroad’s operating expenses as a percentage of its transportation revenues.
Network
      Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our main track consists of core and feeder routes. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz, Lázaro Cárdenas and Tampico, three of Mexico’s four most important seaports.
      We currently have intermodal terminals located in Monterrey, Toluca, San Luís Potosí, and also access to intermodal terminals at Querétaro, Guadalajara, Ramos Arizpe and Encantada. In addition, we have direct access to intermodal terminals at the ports of Tampico, Veracruz and Lázaro Cárdenas and to intermodal terminals at Altamira and Manzanillo through interline service with Ferromex, and in Mexico City through the FTVM. We also have access to intermodal terminals at Laredo operated by Tex-Mex and the Union Pacific Railroad Company, which we are using to develop international intermodal business.

      We originate a significant portion of traffic transported over our rail lines within our service territory. The table on the following page illustrates originated and received traffic on our rail lines by carloads in 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005.

	Year Ended December 31,						Six Months Ended June 30,

	2002(2)		2003		2004		2004		2005

		Percent of		Percent of		Percent of		Percent of		Percent of
	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads

Traffic(1)
Local	551,863	74.2%	571,139	74.3%	571,311	69.2%	273,582	68.8%	287,320	68.6%
Interline originated	91,379	12.3	102,175	13.3	108,343	13.1	53,247	13.4	48,478	11.6

Total originated	643,242	86.5	673,314	87.6	679,654	82.3	326,829	82.2	335,798	80.2

Interline received	84,903	11.4	91,102	11.9	139,967	17.0	67,588	17.0	80,106	19.1
Transient	15,904	2.1	4,210	0.5	5,853	0.7	2,952	0.8	2,789	0.7

Total received	100,807	13.5	95,312	12.4	145,820	17.7	70,540	17.8	82,895	19.8

Total	744,049	100.0%	768,626	100.0%	825,474	100.0%	397,369	100.0%	418,693	100.0%

(1)	Local traffic consists of freight that originates and terminates at points within our rail system. Interline originated traffic originates in our rail system and is delivered to connecting railroads. Interline received traffic is received from connecting railroads and terminates in our rail system. Transient traffic is received from connecting railroads and delivered to connecting railroads. All traffic passing through a gateway city or port is treated as originating or ending at that gateway or port for purposes of the local, interline and transient designations.

(2)	Amounts have been reclassified to conform with 2003 classifications.

Core Routes and Traffic
      Our rail lines comprise five core routes. We believe these core routes are integral to Mexico’s foreign trade, as they connect Mexico’s most industrialized and populated regions with its principal border and seaport gateways.
      Mexico City — Nuevo Laredo. Our rail lines provide exclusive rail access to the U.S.-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the U.S. and Mexico, through our 797-mile route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. In 2003 and 2004, 61% and 62%, respectively, of Mexico’s total imports and exports carried by rail passed through Nuevo Laredo. The Mexico City — Nuevo Laredo route is the shortest rail route between Mexico City and the U.S. border. This route has the lowest grades of any rail route between the U.S. border and Mexico City which translates into savings of both fuel and locomotive power. Movements over the Mexico City — Nuevo Laredo route accounted for 62.5%, 63.2%, and 64.2% of our total revenues in 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, movements over this route accounted for 63.1% and 64.2% of our total revenues, respectively.
      Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In 2002, 2003 and 2004, rail traffic representing $412.9 million, $405.2 million and $426.5 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 62.4%, 65.2% and 67.5%, respectively, consisted of import traffic. In 2003, our revenues generated by this route decreased by approximately 1.9% from 2002, but in 2004, our revenues generated by this route grew by approximately 5.3% from 2003. In the six months ended June 30, 2004 and 2005, rail traffic representing $323.0 million and $356.1 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 66.7% and 67.8%, respectively, consisted of import traffic.

      Mexico City — Lázaro Cárdenas. We provide exclusive access to the port of Lázaro Cárdenas on the Pacific Ocean over our 491-mile route from Mexico City. In 2002, 2003 and 2004, we transported rail traffic representing $37.4 million, $44.1 million and $61.1 million in revenues, respectively, through Lázaro Cárdenas. In the six months ended June 30, 2004 and 2005, rail traffic representing $33.7 million and $30.4 million in revenues, respectively, was transported through Lázaro Cárdenas. Traffic at Lázaro Cárdenas is both domestic and import traffic, consisting of minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lázaro Cárdenas also handles traffic for export to Pacific Rim nations. The Mexican government is developing the port at Lázaro Cárdenas on the Pacific Ocean as an alternate to the congested U.S. West Coast ports of Long Beach and Oakland, California. We are the sole provider of rail service to this port and plan to provide an alternate route for Asian traffic bound for the eastern, southern and midwestern United States.
      Mexico City — Veracruz. Both TFM and Ferrosur serve the port of Veracruz in the Gulf of Mexico. We serve Veracruz through a 288-mile route from Mexico City. In 2002, 2003 and 2004, we transported rail traffic representing $33.6 million, $36.6 million and $32.9 million in revenues, respectively, through Veracruz, of which approximately 78.9%, 68.2% and 66.1%, respectively, was derived from import traffic. In the six months ended June 30, 2004 and 2005, we transported rail traffic representing $15.1 million and $15.2 million in revenues, respectively, through Veracruz, of which approximately 61.3% and 76.5%, respectively, was derived from import traffic. The rail freight we transport to and from the port of Veracruz includes grains, steel and mineral products, chemicals and containers.
      Monterrey — Matamoros. Our rail lines include a 203-mile line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the U.S. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad Company and the BNSF Railway Company. At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad. In 2002, 2003 and 2004, we transported rail traffic representing $46.8 million, $46.1 million and $43.3 million in revenues, respectively, through Matamoros, of which 80.6%, 73.2% and 77.5%, respectively, consisted of import traffic. In the six months ended June 30, 2004 and 2005, rail traffic representing $19.4 million and $21.5 million in revenues, respectively, was transported through Matamoros, of which 81.1% and 76.9%, respectively, consisted of import traffic. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.
      Tampico — Altamira. These ports situated in the Gulf of Mexico generated 5.6% of our total revenues in 2004. In 2002, 2003 and 2004, we transported rail traffic representing $33.8 million, $38.5 million and $37.2 million in revenues, respectively, through these ports. In the six months ended June 30, 2004 and 2005, we transported rail traffic representing $19.0 million and $18.6 million, respectively, through these ports.

Kansas City Southern
      Kansas City Southern, or KCS, is our controlling stockholder. KCS’s principal subsidiary, KCSR, is one of seven Class I railroads in the U.S. The rail network of KCS, Tex-Mex and TFM together comprises approximately 6,000 miles of main and branch lines extending from the midwest portions of the United States south into Mexico. In addition, through a strategic alliance with Canadian National Railway Company, or CN, and Illinois Central Corporation, or IC, our rail network covers approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico. The CN and IC alliance connects Canadian markets with major midwestern and southern markets in the United States, as well as with major markets in Mexico through KCS’s connections with Tex-Mex and us. We and KCS believe that we are poised to continue to benefit from the growing north/south trade between the United States, Mexico, and Canada promoted by NAFTA.
      KCS’s rail network, of which we are a part, is further expanded through marketing agreements between KCS and Norfolk Southern Railway Company, or Norfolk Southern, the BNSF Railway Company, and the Iowa, Chicago & Eastern Railroad Corporation, or IC&E. This rail network interconnects with all other Class I railroads and provides shippers with an effective alternative to other railroad routes, giving direct access to Mexico and the southeastern and southwestern United States through less congested traffic hubs. As a result of KCS’s acquisition of control over us, we expect to become more fully integrated into KCS’s NAFTA growth strategy, which includes KCS’s established strategic alliance and marketing agreements with other railroads.
Business Segments
      We believe that we have succeeded in converting customers from trucking transport to rail because we offer reliable rail service at competitive prices. We believe that our service is safer, more punctual and more efficient than that provided prior to the privatization of the Mexican railroad system and that, as a result, we are able to better serve certain shippers in the agro-industrial, chemical, automotive and intermodal sectors that have time-sensitive transportation needs because their products may be valuable, perishable or hazardous, or, in the case of intermodal freight, because they must connect with other transportation facilities at a predetermined date. Having substantially reduced cargo theft and vandalism, improved transit times and on-time performance and focused on customer service, we believe that we are well positioned to continue to capture traffic from the trucking sector.
      The following table sets forth, by product category, our revenues and traffic volumes by carloads for 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005.

	For the Year Ended December 31,

	2002			2003			2004(1)

			% of			% of			% of
Business Segment	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues

		(In millions)			(In millions)			(In millions)
Agro-industrial products	110,956	$140.8	21.3	122,114	$142.9	22.3	125,688	$143.4	21.6
Cements, metals and minerals	144,718	114.8	17.4	159,502	125.4	19.6	173,198	138.2	20.9
Chemical and petrochemical products	83,406	107.7	16.3	88,522	113.2	17.6	101,291	125.7	18.9
Automotive products	131,926	154.1	23.3	120,883	124.7	19.4	119,104	119.8	18.0
Manufactured products, industrial products	82,349	80.8	12.2	87,117	74.3	11.6	97,741	79.3	11.9
Intermodal freight	190,694	56.3	8.5	190,488	52.4	8.2	208,452	50.5	7.6
Other(2)	—	6.0	0.9	—	8.5	1.3	—	7.3	1.1

TFM	744,049	$660.5	100.0%	768,626	$641.4	100.0%	825,474	$664.2	100.0%
Tex-Mex	91,550	51.6		100,814	57.1		60,176	35.0

Total	835,599	$712.1		869,440	$698.5		885,650	$699.2

	For the Six Months Ended June 30,

	2004			2005

			% of			% of
Business Segment	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues

		(In millions)			(In millions)
Agro-industrial products	58,626	$66.0	20.4%	57,653	$76.7	21.7%
Cements, metals and minerals	84,403	67.5	20.9	90,578	72.7	20.5
Chemical and petrochemical products	51,628	65.2	20.2	50,391	62.0	17.5
Automotive products	57,209	57.8	17.9	58,104	59.3	16.7
Manufactured products, industrial products	46,886	37.8	11.7	53,982	47.9	13.5
Intermodal freight	98,617	25.1	7.8	107,985	29.8	8.4
Other(2)		3.6	1.1		5.8	1.7

TFM	397,369	323.0	100.0%	418,693	354.2	100.0%
Tex-Mex	50,893	29.4		—	—

Total	448,262	352.4		418,693	354.2

(1)	Tex-Mex 2004 revenues include seven months as a consequence of the sale of 51% of Mexrail (Tex-Mex’s parent company) to KCS in August 2004.

(2)	Other revenues include complementary railroad services such as haulage, demurrage, fuel surcharges, etc.

Agro-industrial Products
      In 2004, $143.4 million, or 21.6% of our total transportation revenues, was derived from the movement of agro-industrial products, a minor increase from our agro-industrial revenues in 2003. In the six months ended June 30, 2005, $76.7 million, or 21.7%, of our total transportation revenues were derived from the movement of agro-industrial products. Our revenues generated from our agro-industrial sector increased by 13% from 2004 in the same period.
      The U.S. and Canada are the dominant suppliers of agricultural products to Mexico and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn, soybean, and wheat) as well as seeds and feed grain, imported to Mexico from the U.S. and Canada. In Mexico these grains are used for human consumption principally, and for feed. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lázaro Cárdenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreón, Veracruz and other cities. Our key customers are Pilgrims Pride de México, S.A. de C.V., CP Ingredients, Ragasa Industrias, S.A. de C.V., Comercializadora Internacional Vali, S.A. de C.V. and Grupo Altex, S.A. de C.V.

Cements, Metals and Minerals
      In the six month period ended June 30, 2005, $72.7 million, or 20.5% of our total transportation revenues, were derived from the movement of cements, metals and minerals. Our revenues generated in this product category increased by 10.6% from same period in 2004.
      This product category includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined, and steel produced, in Mexico is used for domestic consumption. The volume of Mexican steel exports fluctuates based on global market conditions and prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines as well as the port of Brownsville, Texas.

      Most of Mexico’s major steel plants and mills are located along our rail lines, and a large amount of finished products from these mills, are exported to manufacturers in the U.S., while the remainder is used domestically. We also seek to convert the traffic flowing from the mines, quarries and smelters within Mexico to our rail lines. We currently transport iron, steel and other metals, minerals and ore products from mills at Lázaro Cárdenas to steel plants and mills in northern Mexico, and finished products such as steel coil and hot rolled steel from Monterrey to the midwestern and western U.S. We also transport steel wire, rod and bars which were previously moved by ship from the port of Lázaro Cárdenas to the U.S. We also transport finished products (steel coils), from the U.S. to the Mexican automotive and manufacturing industries. Our customers include IMSA-MEX, S.A. de C.V., Hylsa, S.A. de C.V., Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V., CEMEX and Cementos Apasco, S.A. de C.V.
      Cement is one of the most widely used commodities in construction in Mexico and is produced throughout the country for both domestic use and export to the U.S. Two major companies in Mexico which move their products with us are CEMEX and Cementos Apasco, S.A. de C.V. Due to its bulk and density, cement is ill-suited for road transport and, as a result, is hauled almost exclusively by rail.
      In the first six months of 2005, this business unit benefited from the strong performance of the construction and mining, increase of international trade for metallic industries (steel slab & coils) and more domestic volume.

Chemical and Petrochemical Products
      In the period ended June 30, 2005, $62.1 million, or 17.5% of our total transportation revenues were derived from the movement of chemical and petrochemical products. Growth in this segment was a consequence of the strong relationship we believe that we enjoy with PEMEX. Additionally, transportation of plastics, soda ash, and pet lub contributed to our revenue growth mainly as a result of conversion from truck to rail transport.
      The chemical and petrochemical products we transport consist of petrochemical products imported from the U.S. into Mexico and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comisión Federal de Electricidad (the Mexican Federal Electricity Commission or CFE), the Mexican government-owned electric utility. CFE is a major user of diesel and fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines. We operate a unit train dedicated to transporting these fuels for CFE. In 2003, we entered into a contract with PEMEX, which terminates in 2007, to transport fuel oil from refineries located in Salamanca and Tula to Lázaro Cárdenas.
      Transportation of plastics for M&G Polímeros S.A. de México, Exxon Mobil S.A., Dow Chemicals and Bulkmatic S.A., and transportation of soda ash for Vitro, Quimir, Modelo contributed to our revenue growth in 2004.

Automotive Products
      Our automotive revenues in the six-month period ended June 30, 2005 were $59.3 million, or 16.7% of our total transportation revenues.
      Our automotive revenues in 2004 were $119.8 million, a decrease of approximately 3.9% from 2003. This revenue reduction is a consequence of the decline in production due to the continued recession in the U.S. automotive industry and the closure of the DaimlerChrysler plant in Lago Alberto, and the subsequent relocation of its production facilities to Encantada in Coahuila. Our automotive revenues in the six month period ended June 30, 2005 were $59.3 million, or 16.7%, of our total transportation revenues.
      The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished vehicles exported to the U.S. and Canada, and to some extent imported finished vehicles. We have started to convert the potential for growth in the domestic automobile distribution market through automotive ramps at Aguascalientes, Monterrey, Toluca and Veracruz. We believe that we will enhance our ability to move finished automobiles cost-effectively in the international and domestic markets and to convert this traffic from truck to rail transport by providing service superior to that provided by our predecessor and that provided by the trucking industry.

Manufactured Products and Industrial Products
      In the six-month period ended June 30, 2005, $47.9 million, or 13.5% of our total transportation revenues, were derived from the movement of manufactured products and industrial products. Our revenues generated in this product category increased by 20% from the same period in 2004.
      The manufactured and consumer products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of industrial products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of Mexican and U.S. companies from truck to rail transport.
      We transport beer exported to the U.S. by Mexico’s leading beer producers, Grupo Modelo, S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., the makers of “Corona” and “Dos Equis,” respectively. During 2004, beer freight faced a contraction in revenues, and we are currently renegotiating our agreements with beer distributors in the U.S. and continuing our efforts in conversion and traffic recovery. We hope to benefit from a planned expansion of Modelo’s plant located in Tuxtepec, Oaxaca, which is expected to triple its volume.
      We have a long-term contract with Organización Mabe Corporación, S.A. de C.V., or Mabe, to transport all of the products it exports to the U.S. and most of the products it distributes domestically. Mabe is a major Mexican home appliance manufacturer, 49.0% of which is owned by the General Electric Company (GE), that produces most of the gas and electric ranges sold in the U.S. under the “GE” brand and refrigerators exported to the U.S.
      We believe that bulk products such as paper, including tissue paper, corrugated paper, brown paper, newsprint and others packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. We believe that the majority of the paper and forest products presently carried on our rail lines consist of scrap paper, printing paper, brown paper and wood pulp imported from the southeastern U.S., Canada and Texas to paper mills, newspaper publishers, and printers in major population centers in Mexico.
      Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies such as Kimberly-Clark de México, S.A. de C.V., Smurfit S.A. and Grupo Pipsamex, S.A. de C.V., Copamex and SCA for domestic and international consumption, or are exported into Mexico by U.S. paper companies such as MeadWestvaco, International Paper, Rayonier, Weyerhaeuser, Bowater, Koch Cellulose and others.

Intermodal Freight
      In the six-month period ended June 30, 2005, $29.8 million, or 8.4%, of our total transportation revenues were derived from intermodal freight.
      In 2004, $50.5 million, or 7.6% of our transportation revenues, was derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carriers, with rail carriers serving as the link between the other modes of transportation. In 2004, our revenues in this product area decreased by 3.6% from 2003 due to a decline in the transport of automotive products as a consequence of the recession of the U.S. automotive industry. The decrease was partially offset by revenues from the conversion of traffic from truck to rail transport. The automotive industry experienced a slowdown in 2004, as vehicle production in Mexico decreased 2.2% in 2004 due to demand contraction in the U.S. See “— Automotive Products.” In the six month period ended June 30, 2005, $29.8 million, or 8.4%, of our total transportation revenues were derived from intermodal freight.
      The opening of the port of Lázaro Cárdenas to containers represents an opportunity for further growth. The volume of intermodal traffic in Mexico has been increasing in recent years with several major international maritime companies, including CP Ships, APL (American President Line), Maersk Sealand,

Dicex, S.A., Navemar Internaciónal, S.A. de C.V. and Mediterranean Shipping Company. Increasing the quality and frequency of our services to maritime ports has enabled us to convert some of this intermodal traffic from truck to rail transport.
Sales and Marketing
      Our marketing and sales efforts are designed to grow and expand our current customer base business by focusing on truck conversion up the supply chain and securing existing traffic with current customers through long-term contracts. Emphasis is being placed on attracting new business in the U.S., Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to intermodal customers and customers shipping commodities such as chemicals and automotive products, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of Tex-Mex, KCSR, the Union Pacific Railroad, BNSF and other major U.S. and Canadian rail carriers. We have also established arrangements with railroads throughout the U.S. that are expected to increase intermodal business on routes between intermodal terminals in the U.S. and Mexico. By offering double-stack services to and from Mexican markets and by quoting a single rate for carload shipments between Mexican and U.S. points of destination, we expect to attract new business in both the U.S. and Mexico.
      We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts. These include the designation of customer sales territories and assignment of customer service teams to particular customers, the introduction of a web site that provides our customers with access to their car and rate information and the employment of several sales and customer service representatives throughout the U.S. to generate through traffic from U.S. railroads and monitor interline activity.
      A significant portion of our contracts are both quoted and settled in dollars, and the vast majority of additional freight services are quoted in dollars and settled at a dollar-peso exchange rate which approximates a dollar-denominated contract. We are continuing to move forward with executing dollar-denominated contracts, and we believe that a majority of our contracts are currently denominated in dollars. Approximately 56.0% of our total revenues in 2004 were denominated in dollars. Approximately 57.3% of our total revenues in the six-month period ended June 30, 2005 were denominated in dollars.
      We have installed an online waybill monitor that reports all service orders on the hour, by station, product segment and customer identification. This system allows on-the-spot reporting of sales for the day, month or year.
SICOTRA
      We have a license to use SICOTRA, a Union Pacific Technologies system, for among other purposes, the reporting of car movements in train and yard operations and the processing of bill of lading information. We have trained personnel to use SICOTRA and have taken and continue to take steps to customize SICOTRA applications for our operations.
Management Control System
      In 2005, we have proceeded with plans to upgrade our communication infrastructure and systems in anticipation of installing KCS’s computerized management control system, or MCS, in 2006. This state-of-the-art system will replace SICOTRA and is designed to provide better analytical tools for management to use in its decision-making processes. MCS, among other things, delivers work orders to yard and train crews to ensure that the service being provided reflects what was sold to the customer. The system also tracks individual shipments as they move across the rail system, compares that movement to the service sold to the customer and automatically reports the shipment’s status to the customer and to operations management. If a shipment falls behind schedule, MCS automatically generates alerts and action recommendations so that corrective action promptly can be initiated.
      We expect MCS to provide better analytical tools for management to use in its decision-making process. We anticipate that MCS will provide more accurate and timely information on, among other things, terminal dwell time, car velocity through terminals and priority of switching to meet schedules. A data warehouse is expected to provide an improved decision support infrastructure. By making decisions based upon that information, we expect to improve service quality and utilization of locomotives, rolling stock, crews, yards, and line of road and thereby reduce cycle times and costs. With the implementation of service scheduling, we also expect MCS to provide improved customer service through improved advanced planning and real-time decision support. By designing all new business processes around workflow technology, we expect to more effectively follow key operating statistics to measure productivity and improve our operating performance.
      We expect MCS to improve clerical and information technology group efficiencies. We believe that information technology and other support groups will be able to reduce maintenance costs, increase their flexibility to respond to new requests and improve productivity. By using a layered design approach, MCS is expected to have the ability to extend to new technology as it becomes available. MCS can be further modified to connect customers with additional applications via the Internet and is intended to be constructed to support multiple railroads, permit modifications to accommodate the local language requirements of the area and operate across multiple time zones. A later enhancement of MCS is expected to also include revenue and car accounting systems.
Train Dispatching System
      We have modernized and upgraded our train dispatching system. We are presently utilizing two types of train dispatching systems:

•	A radio-based track warrant control system is in place over approximately 1,745 miles of track, or approximately 66% of our rail lines. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

•	A centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Mexico City and Nuevo Laredo, is in place over an aggregate distance of 891 track miles or approximately 34% of the total tracks of our rail lines.
      To improve operating efficiencies, the dispatchers covering all portions of our rail lines, under both the radio-based track warrant control and CTC systems, are now using the same computer system. This has improved train dispatching by providing dispatchers with a single graphical interface representing our entire rail system. This system also allows for recording of train arrivals, departures, delays and other important data with which operation efficiency analysis is performed. This information is used for payroll and personnel administration purposes.
Documentation and Billing System
      We have developed, tested and fully implemented a state-of-the-art documentation and billing system that allows our clients to use the Internet to track and trace their railcars, access online documentation (including account statements) and use predetermined templates to expedite the process and ensure consistency and quality of information.
Online Customer Service
      In the customer service area, we have converted our Internet home page into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding our services. Besides providing information about our business areas and services, our web site provides customers with access to multiple services including:

•	electronic waybilling;

•	“Track and Trace”;

•	AEI (Automatic Equipment Identification) readouts;

•	TFM graphical rail network;

•	equipment order monitoring;

•	rates inquiries;

•	equipment historical information;

•	an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

•	invoice inquiries; and

•	train schedule and other information.
Subsidiaries and Principal Affiliates

Arrendadora TFM
      Arrendadora TFM, our 98%-owned subsidiary, was incorporated on September 2002 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico, and its only operation is the leasing to us of the locomotives and cars acquired by us through the privatization and subsequently transferred by us to Arrendadora TFM.

Mexico Valley Railroad and Terminal
      The Mexico Valley Railroad and Terminal, or FTVM, was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. The corporate purpose of the company is to provide railroad services as well as ancillary services, including those related to interconnection, switching and haulage services. TFM holds 25.0% of the share capital of this company. The other shareholders of the company, each holding 25.0%, are Ferromex, Ferrosur and the Mexican government.

Mexrail
      Mexrail owns 100% of Tex-Mex, which in turn operates a 157-mile rail line extending from Laredo to the port city of Corpus Christi, Texas. Tex-Mex connects with our rail lines at the U.S./Mexico border at Laredo and connects to KCSR through trackage rights at Beaumont, Texas. Mexrail owns the northern half of the rail-bridge at Laredo, Texas, while we operate the southern, or Mexican, portion of the international rail bridge at Nuevo Laredo, which spans the Rio Grande River between the United States and Mexico. Laredo is a principal international gateway through which more than 50% of all rail and truck traffic between the U.S. and Mexico crosses the border.
      On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of Tex-Mex. On August 16, 2004, we entered into an agreement with KCS to sell to KCS Mexrail shares representing 51% ownership of Mexrail for approximately $32.7 million. The Mexrail shares were placed in a voting trust pending regulatory approval by the STB of KCS’s common control of Tex-Mex, KCSR and the Gateway Eastern Railway Company, or Gateway Eastern. On November 29, 2004, the STB approved KCS’s application for authority to control Tex-Mex and the U.S. portion of the international rail bridge at Laredo, Texas. That authority became final on December 29, 2004. On January 1, 2005, the shares representing 51% of Mexrail were released from the voting trust to KCS, and KCS took control of Tex-Mex. We continue to own 49% of the stock of Mexrail.

NAFTA Rail, S.A. de C.V.
      NAFTA Rail, S.A. de C.V., or NAFTA, a corporation organized under the laws of Mexico, is a wholly owned indirect subsidiary of KCS, which owns 36.9% of the stock of Grupo TFM. NAFTA and The Kansas City Southern Railway Company, a wholly owned direct subsidiary of KCS, purchased on November 2, 2005, 75 SD70MAC locomotives currently being used by us and they assumed the lease with us as lessor.
Competition
      We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value added services such as traceability of shipments and availability of rates through the Internet.
      Some segments of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, in some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling. While the Mexican rail system was operated by FNM, trucking increased its market share relative to rail transport in Mexico as a result of the rail sector’s poor customer service, unreliability and lack of car availability. We believe that we have corrected most of the service related problems experienced under FNM’s operation and we are beginning to make inroads in capturing market share from the trucking industry.
      We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

•	Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail.

•	With our customer service structure and substantial capital improvements, we believe that we have created a customer oriented business which, together with our other competitive advantages, is making our freight services more attractive than those presently offered by trucking concerns.
      We also face competition from the other privatized railroads in Mexico, particularly from Ferromex. We have experienced, and continue to experience, competition from Ferromex in respect of the transport of steel freight, which has had, and continues to have, an adverse effect on our operating results. Ferromex’s rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juárez, Nogales and Mexicali and also serve the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates for agricultural products, because these are not time sensitive commodities and therefore can afford to be transported using longer routes. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.
      Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and FTVM. These rights will give Ferromex more direct access to the Querétaro and Mexico City markets. In turn, the other railroads are required to grant rights to TFM which will allow us to directly access the Guadalajara market, Mexico’s third largest industrial and commercial center.
      The Mexican railroad services law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican railroad services law and regulations allow us to establish our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the Ministry of Transportation may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027.
      Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.
      In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. Under NAFTA, Mexican trucks were to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the U.S. did not follow the timetable because of concerns over Mexico’s trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the U.S. to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because it had failed to adequately review the impact on air quality in the U.S. of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals ruling required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act requirements. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation’s request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals ruling. Although the U.S. Department of Transportation is no longer required to perform an Environmental Impact Statement under the U.S. Supreme Court’s ruling, the U.S. and Mexico must still complete negotiations regarding safety inspections before the border is opened. We cannot predict when these negotiations will be completed.
Government Regulation

Railroad Regulation
      The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’s acquisition of Grupo TMM’s interest in Grupo TFM, allowing KCS to become the indirect controlling owner of TFM. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.
      The Ministry of Transportation is principally responsible for regulating railroad services in Mexico. The Ministry of Transportation has broad powers to monitor our compliance with the concession and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats our business plans confidentially. The Ministry of Transportation monitors our compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.
      The Mexican railroad services law and regulations provides the Mexican government certain rights in its relations with us under the concession, including the right to take over the management of TFM and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.
      In addition, under the concession and the Mexican railroad services law and regulations, the Ministry of Transportation, in consultation with the Mexican Antitrust Commission, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set our rates for rail freight services.

Environmental Regulation
      Our operations are subject to Mexican federal laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales (Ministry of Environmental Protection and Natural Resources). The Procuraduría Federal de Protección al Ambiente (Attorney General for Environmental Protection) has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry of the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the Mexican governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.
      Noncompliance with applicable legal provisions may result in the imposition of fines, temporary or permanent shutdown of operations or other injunctive relief, criminal prosecution or the termination of our concession. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and management does not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.
Description of Property
      Our headquarters, which we lease, are located at Av. Periférico Sur No. 4829, 4to. Piso, Col. Parques del Pedregal, 14010 México, D.F., México. We also have offices located at Av. Manuel L. Barragán 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo León, México. We also own several freight yards located along our rail lines. Under the concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures.

Track
      As of June 30, 2005, our rail lines consisted of the following track:

	Under	Track Usage
	Concession	Rights	Total

		(In miles)
Main track (includes 134 miles of line with double track)	2,636	541	3,177
Sidings under centralized traffic control	117	—	117
Spurs, yard tracks and other sidings	510	—	510

Total	3,263	541	3,804

      All of our track is standard gauge (56.5 inches) and is generally in good condition. Of our 2,636 miles of main track, 100.0% has 100 to 136-lbs. rail and approximately 78.0% is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along our core routes varies between approximately 30 mph and 50 mph. Since we commenced operations, we have extended sidings on our tracks up to 10,000 feet, enabling longer trains to pass or meet each other.

      The following table sets forth certain information with respect to our track as of June 30, 2005:

	Main Line — Mexico
	City to Nuevo Laredo	All Lines

	(In miles)
Continuously welded rail	931	2,047
Jointed rail	0	589

Total	931	2,636

Concrete ties installed	825	1,556
Wood ties installed	106	1,080

Total	931	2,636

      The portion of the Mexico City — Nuevo Laredo core route between Mexico City and Querétaro (approximately 143 miles) has double track, which accommodates greater traffic volume and maximum allowable speeds of approximately 50 mph. Our rail lines support a weight of 130 tons per railcar.
      We run freight trains at average speeds of approximately 25 to 50 mph along our core routes between Mexico City and the U.S. border. Approximately 85.0% of our main line track handles speeds of up to 37 mph.
      Installations along our rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

Bridges, Tunnels and Culverts
      Our core routes and feeder lines include 1,226 bridges having a total length of 15.7 miles of which 1,111 are permanent and 115 are temporary; 301 are steel structures, 810 are concrete structures and 115 have inverted floor systems made of timber or mixed components.
      There are 98 tunnels on our rail lines, having a total length of 16.7 miles, which are on our main lines and allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway.

Equipment
      We own an estimated 23.0% of the railcars running over our rail lines and the remaining 77.0% are privately-owned, belonging to Mexican and foreign, mainly former U.S., companies or railroads. Our fleet consists of 473 locomotives, of which 467 are diesel. Electro Motive Division, or EMD, a subsidiary of General Motors, built 243 and GE built 224 of these diesel locomotives. We are party to long-term leases for 150 AC-traction locomotives. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding to our fleet state-of-the-art locomotives that provide 40.0% more horsepower per unit, compared to our 3,000 horsepower road engines, and 73.5% more horsepower compared to our previous total horsepower base, allowing us to haul longer trains with fewer locomotives. We have continued a decrease in fuel consumption due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight.
      Our long-term locomotive leases are for terms of 20 years. We lease some of the locomotives in our fleet to Tex-Mex. The average age of the locomotives in our fleet is approximately 16.9 years, which we believe is one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 10 years.
      Of the 473 locomotives in our fleet, approximately 282 are assigned to the hauling of freight, 58 are used for yard work, 27 are used for industry switching and maintenance of way trains, 9 are leased to KCSR 10 are subleased to BNSF, 15 are leased to KCSR, and 35 are leased to Tex-Mex, 23 are running under a horsepower-per-hour interchange agreement, 6 are electric (and out of service) and 8 of our yard and road engines are currently in storage.

      The following table describes our locomotive fleet and maintenance contractors, as more fully described under “— Improvements, Maintenance and Repair,” as of June 30, 2005.

		Number	Number of
Make	Type	of Units	Axles	Horsepower	Year Built	Maintained By

Owned
EMD	SW1504	15	4	1,500	1973	MPI/GETS
EMD	MP15AC	11	4	1,500	1983	MPI/GETS
EMD	GP38-2	50	4	2,000	1975-83	MPI/GETS
EMD	SD45	1	6	3,600	1978	MPI/GETS
EMD	SD40	52	6	3,000	1968-72	MPI/GETS
EMD	SD40-2	39	6	3,000	1973-88	MPI/GETS
GE	B23-7	7	4	2,250	1981	Alstom
GE	C30-7	38	6	3,000	1982-89	Alstom
GE	SUPER 7	104	6	3,000	1990-94	Alstom
GE	E-60 (Elect.)	6	6	6,000	1984	Alstom

Total owned		323

Long-Term Lease(1)
GE	AC4400CW	75	6	4,400	1998-2000	GETS
EMD	SD70MAC	75	6	4,000	1999-2000	GMM

Total under long-term lease		150

(1)	Consists of AC-traction locomotives.
      Railcars owned and leased by us as of June 30, 2005 consisted of the following:

	Owned	Leased

Box cars	1,188	977
Gondolas	1,827	2,799
Covered hoppers	570	2,574
Flat cars	557	290
Bi-level carriers	0	1,557
Spine cars	0	48
Tank cars	71	786
Cabooses	51	0
Open top hoppers	10	0
Office cars	4	0

Total	4,278	9,031

      To supplement our fleet of owned railcars, we have implemented an operating lease program that allows us to effectively manage our railcar capacity to meet the varying demands of our traffic volumes. Our leased railcars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and tri-level and bi-level carriers. We also lease automobiles, large and small trucks and other equipment for a variety of functions. At our commencement of operations, we had a substantial shortage of box cars and grain hoppers. Through our agreements with U.S. railroads regarding car hire and our operating lease program, we have increased our fleet size and eliminated these shortages.

Improvements, Maintenance and Repair
      We have entered into locomotive maintenance agreements with Alstom Transporte, S.A. de C.V., or Alstom, GE Transportation Systems México, S.A. de C.V., GETS Locomotive Services, S.A de C.V., MPI Noreste, S.A. de C.V. or MPI (which was recently acquired by GE Transportation Systems México, S.A.

de C.V.) and General Motors de México S. de R.L. de C.V. or GMM, under which these contractors provide both routine maintenance and major overhauls. Routine maintenance includes periodic inspections, oils and lubricants, filters, maintenance of wheel profiles, compression and other engine checks and all repairs. Our locomotives are inspected in full compliance with those regulations as required by the U.S. Federal Railroad Administration, or FRA, which enables our locomotives to operate in the U.S. pursuant to interchanges with major U.S. railroads. Major overhauls are performed every 600,000 to 750,000 miles for rebuilt locomotives, and every 1,000,000 miles for new locomotives. Our maintenance contracts require that our locomotives be available for freight service 93.0% of the time.
      We believe that the outsourcing of our locomotive maintenance provides us with significant advantages by relieving us of locomotive maintenance requirements while allowing us to focus on implementing our operating initiatives in order to provide efficient and reliable rail service. By outsourcing we also avoid the need to incur the significant expenditures associated with locomotive maintenance facilities. Our locomotive maintenance contract with MPI expires in 2014, our maintenance contract with Alstom expires in 2009 and our contracts with GE and GMM expire in 2020. GE recently acquired MPI and certain MPI affiliates. We, therefore, renegotiated our existing agreements with GE and MPI.
      Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing our personnel to perform such maintenance.
      In the operations area, we have implemented certain systems designed to enhance the safety and availability of our fleet and the efficiency of our rail service. We are using an extensive locomotive help desk system designed to improve management of locomotive maintenance, reporting of mechanical problems and repairs. This system includes a scheduling feature, an interface permitting maintenance personnel to record data on repairs and statistics on various efficiency indicators. In addition, we have implemented a car repair and billing system to expedite collections for mechanical repairs performed to the fleet of other railroads in accordance with AAR standards. This system provides all repair validations and an AAR pricing catalog. Our new shipper car order system, which is expected to extend our scheduling and car pool management capabilities, is currently in production.

Refurbishing of Our Route
      In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom pursuant to which it is providing both routine and major rehabilitation of our Celaya-Lázaro Cárdenas line, which comprises approximately 350 miles of track. In each of 2003 and 2004, our maintenance and rehabilitation expenses under this contract amounted to $3.4 million. Under this agreement, we are committed to paying a total of approximately $97.0 million for maintenance and rehabilitation of this route over a period of 12 years. As of June 30, 2005, we have paid $64.7 million under this agreement.
      For a discussion of our capital improvements program, see “Risk Factors — Risk Factors Relating to Our Business — Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition”, “Business — Business Overview — Our Strategy”, and “Management’s Discussion and Analysis — Capital Expenditures and Divestitures.”
Insurance
      Our business is subject to a number of risks, including: (i) mechanical failure, (ii) collision, (iii) property loss, (iv) cargo loss or damage, and (v) business interruption due to natural disasters, political circumstances, hostilities and labor strikes. In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental mishaps.
      Our present insurance coverage insures against the accident-related risks involved in the conduct of our business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. Our insurance policy also provides for “per-incident” maximum amounts which vary depending upon the nature of the risk insured against. Our policy is renewable on an annual basis and expires in June, 2006. The Mexican railroad services law and regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that we elect not to undertake such repairs, these proceeds must be paid to the Mexican government.
Disputes with the Mexican Government

Settlement Relating to Value Added Tax Lawsuit, Commercial Lawsuit on Put Right
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government resolving and terminating the controversies and disputes between the companies and the Mexican government concerning the payment of the VAT refund to us derived from the privatization, and the purchase of the remaining shares of us owned by the Mexican government, or the Commercial Lawsuit. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us, which we refer to in this prospectus as the Put, has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. There was no cash payment made by any party under the settlement agreement. In addition, the parties have entered into mutual releases of all existing and potential claims relating to the VAT refund and the Put litigation, and have dismissed all of the existing litigation between the parties.
      Our published financial statements include legal disclosures with respect to the VAT refund claim, the Commercial Lawsuit and the 1997 Tax Audit. As a result of the September 12, 2005 settlement agreement, the VAT refund claim and the Commercial Lawsuit were closed. The 1997 Tax Audit was rendered null, void and of no legal effect when the Mexican government failed to assess any taxes or penalties as a result of the audit within the time allowed by Mexican law.
      As a result of the final resolution of our VAT claim, KCS is obligated to make a contingency payment of up to $110.0 million to Grupo TMM in accordance with the terms of the December 15, 2004 Amended and Restated Acquisition Agreement in a combination of stock, notes and cash.
      The following discussions provides additional background information related to the VAT claim, the Commercial Lawsuit and the 1997 Tax Audit.

Value Added Tax Lawsuit
      The VAT lawsuit, or the VAT claim, arose out of the Mexican Federal Treasury’s delivery of a VAT credit certificate to a Mexican governmental agency rather than to us in 1997. The face value of the VAT credit at issue is 2,111,111,790 pesos, or approximately $196.0 million in US dollars, based on current exchange rates. The amount of the VAT refund will, in accordance with Mexican law, reflect the face value of the VAT credit adjusted for inflation and interest from 1997.
      On January 19, 2004, we received a Special Certificate from the Mexican Federal Treasury in the amount of 2,111,111,790 pesos. The Special Certificate delivered to us on January 19, 2004 has the same face amount as the original VAT refund claimed by us in 1997. We also filed a complaint against the Mexican government, seeking to have the amount of the Special Certificate adjusted to reflect interest and inflation in accordance with Mexican law. The Mexican Fiscal Court initially denied our claim. In a decision dated November 24, 2004, the Mexican Federal Appellate Court upheld our claim that we are entitled to inflation and interest from 1997 on the VAT refund. The Federal Appellate Court remanded the case to the Mexican Fiscal Court with instructions to enter a new order consistent with this decision. On January 26, 2005, the Mexican Fiscal Court issued from the bench an oral order implementing the Appellate Court decision. On February 18, 2005, we were served with the confirming written order from the Mexican Fiscal Court.
      On June 21, 2005, the Mexican Government filed an additional appeal seeking the Mexican Federal Appellate Court’s review of the written order issued by the Mexican Fiscal Court on February 18, 2005 in order to determine whether the Mexican Fiscal Court had properly carried out the November 24, 2004 decision of the Mexican Federal Appellate court. In a decision dated August 24, 2005, the Mexican Federal Appellate Court found that the Mexican Government’s appeal was not well founded.
      Under the terms of the January 31, 1997 share purchase agreement (as amended by the parties of June 9, 1997) through which Grupo TFM agreed to purchase the shares of us (the Share Purchase Agreement), the Mexican government has the right to compel the purchase of its 20% interest in us, which we refer to in this prospectus as the Put, by Grupo TFM following its compliance with the terms and conditions of the Share Purchase Agreement. Upon exercise of the Put in accordance with the terms of the Share Purchase Agreement, Grupo TFM would be obligated to purchase the TFM capital stock at the initial share price paid by Grupo TFM, adjusted for interest and inflation. In October 2003, Grupo TFM filed suit in the Federal District Court of Mexico City seeking, among other things, a declaratory judgment interpreting whether Grupo TFM was obligated to honor its obligation under the Share Purchase Agreement, as the Mexican government had not made any effort to sell the TFM shares subject to the Put prior to October 31, 2003. In its suit, Grupo TFM named Grupo TMM and KCS as additional interested parties. The Mexican court admitted Grupo TFM’s complaint. Grupo TFM also filed a suit seeking constitutional protection against the Mexican government exercising the Put, and that court issued an injunction that blocked the Mexican government from exercising the Put. The Mexican government provided Grupo TFM with notice of its intention to sell its interest in us on October 30, 2003. Grupo TFM responded to the Mexican government’s notice reaffirming its right and interest in purchasing the Mexican government’s remaining interest in TFM, but also advising the Mexican government that it would not take any action until its lawsuit seeking a declaratory judgment was resolved. As a result of the settlement entered into with the Mexican government on September 12, 2005, all controversies relating to the Put have been resolved, all lawsuits related to the Put have been dismissed, and all obligations with respect to the Put have been satisfied.

Commercial Lawsuit on Put Right
      On December 3, 2004, the Mexican government filed the Commercial Lawsuit against us, Grupo TFM, Grupo TMM and KCS in a Mexican federal civil court. In the lawsuit, the Mexican government requested a finding from the court as to whether the defendants had complied with all of their legal obligations arising out of the process of privatization of the Mexican National Railway, the Ferrocarriles Nacionales de Mexico, including those related to the purchase by Grupo TFM of the 20% limited voting stock that the Mexican government holds in us, which we refer to as the Put Shares. As a result of the settlement entered into with the Mexican government on September 12, 2005, all controversies relating to the Put right have been resolved and the Commercial Lawsuit has been dismissed with prejudice.

1997 Tax Audit
      We were served on January 20, 2004 with an official letter, or Tax Audit Summary, notifying TFM of the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns, or the 1997 Tax Audit. In the Tax Audit Summary, the Mexican government notified us of its preliminary conclusion that the documentation provided by us in support of the VAT refund claim and depreciation of our concession title, and the assets reported on our 1997 tax return did not comply with the formalities required by the applicable tax legislation. In addition, the Mexican government attached the Special Certificate received from the Mexican Federal Treasury in connection with our VAT refund claim pending resolution of the audit. We have, within the time allowed by the Tax Audit Summary, contested the conclusions of the Mexican tax authorities. On March 16, 2005, we were notified by the Mexican Fiscal Administration Service (Servicio de Administracion Tributaria or the SAT) that it had finished its audit of our 1997 tax returns. In the notice, the SAT affirmed its preliminary findings described above and continued the attachment of the Special Certificate. However, the SAT failed to assess any taxes or penalties within the time period allowed by law, which has the legal effect in Mexico of rendering the entire 1997 Tax Audit and the attachment of the Special Certificate null, void and without legal effect. Accordingly, no additional taxes or penalties will be recorded.

Other Litigation

Disputes with Ferromex
      Disputes Relating to Payments for the use of Trackage and Haulage Rights and Interline Services. We and Ferromex have both initiated administrative proceedings seeking a determination by the Secretaria de Communicaciones y Transportes (Mexican Communication and Transportation, or SCT) of the rates that we should pay each other in connection with the use of trackage and haulage rights and interline and terminal services. The SCT, on March 13, 2002, issued a ruling setting the rates for trackage and haulage rights, and on August 5, 2002, issued a ruling setting the rates for interline and terminal services. We and Ferromex appealed both rulings and after three years of proceedings, we obtained, on April 11, 2005, a ruling from an administrative and tax court declaring both of the SCT’s rulings void. We expect that Ferromex will initiate amparo proceedings aimed at overturning the administrative and tax court’s ruling. We believe that even if the rates set in 2002 become effective there will be no material adverse effect on our results of operation.
      In addition, in April 2004, Ferromex initiated another civil proceeding against us relating to the payments that we and Ferromex are required to pay each other for the exercise of interline services. The proceeding is ongoing.
      On June 30, 2005, the Federal Court ruled in favor of us, in a civil proceeding initiated by Ferromex in September 2001, by dismissing a claim which had been brought by Ferromex in which Ferromex sought payment for our exercise of trackage and haulage rights and interline services. We will seek to recover legal costs and expenses from Ferromex.
      Disputes Relating to the Exercise of our Trackage Rights to Ferromex’s Rail Lines. In July and October 2001, we initiated administrative proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route from Celaya to Silao, which is the site of a General Motors plant. These administrative proceedings were followed by judicial proceedings on our part. In August 2003, we initiated judicial proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route to the Altamira port. In October 2004, we initiated judicial proceedings against the SCT seeking a review of the July 2004 determination of our trackage rights in Guadalajara. The above proceedings are ongoing.
      In August 2002, the SCT issued rulings determining Ferromex’s trackage rights in Monterrey and our trackage rights in Altamira. We and Ferromex both appealed the SCT’s rulings. At the administrative federal court level, we obtained favorable rulings in both cases. Ferromex appealed these rulings by initiating amparo proceedings against us. In connection with the Altamira proceedings, on August 10, 2005, a Collegiate Court issued a ruling granting the amparo to Ferromex. As a consequence of the ruling granting the amparo to Ferromex, the Administrative Federal Court determined to leave without merit its previous resolution and issued a new one, in which it declared the nullity and voidance of the Official Writ issued by the SCT, and ordered the SCT to issue a new resolution stating that Trackage Right PN-10 did not include the Port of Altimira, as had been declared by the Collegiate Court. In connection with the Monterrey proceedings, the amparo petition filed by Ferromex against the Administrative Federal Court’s ruling in our favor is still pending.
      In July 2003, the SCT issued a ruling in our favor determining our trackage rights on the route from Pedro C. Morales to Cerro-la Silla. In response, Ferromex initiated legal proceedings at the administrative federal court level against the SCT’s ruling. The court ruled in our favor and Ferromex in response has filed, as a last recourse, amparo proceedings. These proceedings are ongoing.

Miscellaneous Legal Proceedings
      Arrendadora Internacional, S.A.’s claim. In January 2004, Arrendadora Internacional, S.A. (a company in the process of liquidation), or Arrendadora Internacional, filed a commercial lawsuit against FNM. FNM requested that we, Ferromex, Ferrosur and the SCT appear in the trial. Arrendadora Internacional claims that a certain lease agreement between Arrendadora Internacional and FNM executed in 1996, for the lease of 113 locomotives, was terminated in 2001 and therefore required (i) the return of the leased locomotives, (ii) the payment of rent from January 2001 to the date the locomotives were returned, and (iii) the payment of any damages caused to the locomotives. In the process of the privatization, and as explicitly authorized by Arrendadora Internacional, FNM subleased 70 of those 113 locomotives to us, giving us all rights and obligations under the lease with Arrendadora Internacional with respect to such locomotives. FNM subleased the remaining locomotives to Ferromex and Ferrosur. We answered the lawsuit in April 2004. The lawsuit’s first stage (primera instancia) is currently suspended pending an appeal by FNM in April 2005 challenging the court’s jurisdiction over the matter.
      We believe that this claim is without merit. If Arrendadora Internacional prevails in their lawsuit and we are forced to return the locomotives, it would have a material adverse effect on our operations and financial results.
      Other. We are a party to various other legal proceedings and administrative actions arising in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding or administrative action, in management’s opinion, such proceedings and actions should not, either individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

MANAGEMENT
Board of Directors of TFM
      Our estatutos sociales (by-laws), provide that our board of directors may consist of up to five directors and their respective alternates. Our directors are elected by our shareholders at our General Shareholders’ meeting. Our board of directors is responsible for the management of TFM. The members of the board of directors are elected annually.
      Our alternate directors have the right to attend and participate in the debate and discussion of Board meetings to the same extent as the principal directors. The alternate directors may not vote at the meeting if all of the directors are present at the time of the vote. If a director is absent from a meeting, either for the entire meeting or a portion of that meeting, then any of the alternate directors present may vote in the place of the alternate director. Alternate directors may be principal members of committees, and one or more alternate directors may vote through signing unanimous written consent resolutions. Under our bylaws, any alternate may substitute for any absent director.
      The current members of our board of directors and their principal occupations are as follows:

	Year of
Name	Appointment	Position Held	Age

Michael R. Haverty	1997	Chairman, President and Chief Executive Officer of KCS	60
Arthur L. Shoener	2005	Executive Vice President and Chief Operating Officer of KCS	58
James R. Jones	2001	Director of KCS	65
Robert B. Terry	2005	Senior Vice President and General Counsel of KCS	48
Larry M. Lawrence	2005	Assistant to the Chairman of KCS	42
      The alternate directors of TFM are Scott E. Arvidson, Robert M. Chapman, Jay M. Nadlman, Ronald G. Russ, Paul J. Weyandt.
      Michael R. Haverty (Director). Mr. Haverty was elected as Director in 1997 and as Chairman of the Board of Directors in 2005. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.
      Arthur L. Schoener (Director). Mr. Schoener joined KCS in January 2005 as the Executive Vice President and Chief Operating Officer. Mr. Shoener also serves as the President and Chief Executive Officer of KCSR and Tex-Mex. Prior to joining KCS, Mr. Shoener established a transportation consulting firm with domestic and international clients and he served as executive vice president of operations for the Union Pacific Railroad Company from 1991 through 1997.
      James R. Jones (Director). Mr. Jones was elected in 2001. Mr. Jones has been a director of KCS since 1997. He is Special Counsel to the firm of Manatt, Phelps & Phillips. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Mr. Jones served as a member of the U.S. Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon B. Johnson. Mr. Jones is also a director of Anheuser-Busch and Grupo Modelo, S.A. de C.V.
      Robert B. Terry (Director). Mr. Terry joined KCS as Senior Vice President and General Counsel in 2004 from Farmland Industries, Inc., where he held a variety of senior executive positions from 1989 to 2004, including president and chief executive officer from 2002 to 2004 and executive vice president, general counsel and corporate secretary from 2000 to 2002.

      Larry M. Lawrence (Director). As Assistant to the Chairman, Mr. Lawrence has been special advisor to KCS’s management in the acquisition of Grupo TFM. Before joining KCS in 2001, Mr. Lawrence was a business and strategy consultant for 15 years, primarily at McKinsey & Co. and KPMG.
      Robert M. Chapman (Alternate Director). Mr. Chapman serves as Senior Vice President — Transportation of KCSR. With more than 30 years of railroad experience, Mr. Chapman joined KCS in December, 2002 as general superintendent terminals and was promoted to vice president transportation in April, 2003.
      Jay M. Nadlman (Alternate Director). Mr. Nadlman has served as Associate General Counsel and Corporate Secretary of KCS since April 1, 2001. Mr. Nadlman joined KCS in December, 1991 as a General Attorney, and was promoted to Assistant General Counsel in 1997, serving in that capacity until April 1, 2001. Mr. Nadlman has served as Associate General Counsel and Secretary of KCSR since May 3, 2001 and as Assistant General Counsel and Assistant Secretary from August 1997 to May 3, 2001. Prior to joining KCS, Mr. Nadlman served as an attorney with the Union Pacific Railroad from 1985 to 1991.
      Ronald G. Russ (Alternate Director). Mr. Russ has served as Executive Vice President and Chief Financial Officer of KCS since January 16, 2003. Mr. Russ served as Senior Vice President and Chief Financial Officer of KCS from July 1, 2002 to January 15, 2003. Mr. Russ served as Executive Vice President and Chief Financial Officer of Wisconsin Central from 1999 to 2002. He served as Treasurer of Wisconsin Central from 1987 to 1993. From 1993 to 1999 he was Executive Manager and Chief Financial Officer for Tranz Rail Holdings Limited, an affiliate of Wisconsin Central in Wellington, New Zealand. Over the course of his career, he also served in various capacities with Soo Line Railroad and The Chicago, Milwaukee, St. Paul and Pacific Railroad Company.
      Paul J. Weyandt (Alternate Director). Mr. Weyandt currently serves as Senior Vice President — Finance and Treasurer of KCS. Mr. Weyandt joined KCS in September, 2001 as Vice President and Treasurer of KCS and of KCSR, and was promoted to his current position in May, 2005. Mr. Weyandt also served as interim chief financial officer of TFM from April, 2005 until September, 2005. Before joining KCS, Mr. Weyandt was a consultant to the Structured Finance Group of GE Capital Corporation from May 2001 to September, 2001. Prior to consulting, Mr. Weyandt spent 23 years with BNSF, most recently as Assistant Vice President-Finance and Assistant Treasurer.
      On April 1, 2005, the holder of the Class I and II shares in TFM elected the directors of TFM for a term ending on April 1, 2006. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders’ meeting.
      On April 1, 2005, José Serrano Segovia, Gerald K. Davies, Javier Segovia Serrano and Ramón Serrano Segovia were removed from the board of directors of both TFM and Grupo TFM, Horacio Reyes Guzmán was removed from the board of TFM, and Jacinto Marina Cortés was removed from the board of Grupo TFM. The directors were replaced, on April 1, 2005, by Arthur L. Shoener, Robert B. Terry, and Larry M. Lawrence.

Officers
      The officers of TFM serve at the discretion of our board of directors. Our executive officers and their titles are as follows:

	Year of
Name	Appointment	Position Held	Age

Michael R. Haverty	2005	Chairman of the Board of Directors	60
Francisco Javior Rión	2005	Chief Executive Officer	50
Jose Francisco Cuevas Feliu	2005	Chief Financial Officer	45
Alejandro Garcia Acosta	2005	Chief Sales and Marketing Officer	43
Carlos Ignacio Porragas González	2005	Strategy Planning and Business Development Director	38
Manuel V. Zulaica	2000	Senior Vice President — Operations	38
Victor Manuel Huacuja Leyzaola	2005	Director of Human Resources	37
Marcoflavio Rigada Soto	2002	Chief Legal Officer	33
Guillermo Gutiérrez Muro	1998	Internal Audit Director	69
Cesar Polack Belaunde	2003	Chief Engineer	50
Carlos Aguilar	1997	Administrative Director (Controller)	55
Scott E. Arvidson	2005	Director of Information Technology and Telecommunications	45
Frank P. Hernández Pantoja	1997	Chief Transportation Officer	54
Jorge Manuel Márquez Abreu	2005	Customer Service, Fleet Distribution and Strategic Analysis	33
James Kniestedt	2002	Vice President — Security and Railroad Police	41
      Francisco Javier Rión, Chief Executive Officer. On July 5, 2005, Francisco Javier Rión joined us as Chief Executive Officer of TFM and Grupo TFM. Mr. Rión replaced Vicente Corta Fernández, a partner at the law firm of White & Case, S.C. in Mexico City, who had served as interim Chief Executive Officer since replacing Mario Mohar Ponce on April 1, 2005. Mr. Rión joins us from Bombardier Transportation, where he had served as president of its London-based Rail Control Solutions Division since May, 2001. From July, 1995 to April, 2001, Mr. Rión served as Bombardier’s president and managing director in Mexico City. From July 1991 to 1995, he was general director of Dina Autobuses/ ConsorcioG-Grupo Dina in Mexico City. From 1976 to 1991, Mr. Rión held a number of operations, manufacturing and engineering management positions with Ford Motor Company, S.A. de C.V. Mr. Rión was also a member of the North America Advisory Committee of the Mexican Investment Board from 1997 through 2000. Mr. Rión holds an industrial engineering degree from the Universidad La Salle in Mexico and had postgraduate studies in Finance at the University of Michigan and in Business Administration at the Instituto Panamericano de Alta Dirección de Empresa (IPADE).
      Jose Francisco Cuevas Feliu, Chief Financial Officer. On September 1, 2005, Jose Francisco Cuevas Feliu joined us as Chief Financial Officer of TFM. Mr. Cuevas will replace Paul J. Weyandt who served as acting chief financial officer since April 1, 2005. Mr. Cuevas will also serve as the Chief Financial Officer of Grupo TFM. During his long and distinguished professional career, Mr. Cuevas has worked in renowned accounting firms and consultancies. He joins us after serving as chief financial officer in Mexico’s most important airline, Aeromexico. He has also held senior positions in Cintra, Aerovias de Mexico, Aeroexpress and Industrial Peñoles. Mr. Cuevas holds a bachelor of arts in accounting from La Salle University and has postgraduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE).
      Alejandro Garcia Acosta, Chief Sales and Marketing Officer. On September 19, 2005, Alejandro Garcia joined us as Chief Sales and Marketing Officer. Mr. Garcia comes from Sony Electronics, where he had served as National Sales Director since 2003. Prior to Sony, Mr. Garcia worked from Grupo Iusacell as Marketing Vice-President, until Verizon and Vodafon sold their majority equity ownership to

Grupo Salinas in July, 2003. From 1995 to 2001, Mr. Garcia served as general manager for Samsonite Brazil and then as general manager for Mexico and South America.
      Carlos Ignacio Porragas González, Strategic Planning and Business Development. Mr. Porragas joined us in July 2001. Mr. Porragas has more than 11 years of experience in the areas of strategic planning, marketing, commercialization, operations and investments. Prior to joining us, Mr. Porragas was Investment Director for Baring Private Equity Partners, a private equity fund sponsored by the ING Group. Mr. Porragas also served as both a marketing manager and a commercial manager at Monsanto Company.
      Manuel V. Zulaica, Senior Vice President — Operations. Mr. Zulaica has served as our Chief Transportation Officer since February, 2002 and since September, 2003 has served as our Senior Vice President — Operations. Mr. Zulaica also served as the general manager of Tex-Mex from May 2000 to February, 2002. Mr. Zulaica has over 14 years of experience in the railroad industry, having worked in various positions in the U.S., Canada and Mexico for the Canadian Pacific Railroad.
      Victor Manuel Huacuja Leyzaola, Director of Human Resources. Mr. Huacuja joined us in January 1998. Mr. Huacuja has 13 years of experience in organization development and human resources, having served in various positions in Mexico for Celanese Mexicana, S.A. de C.V., Kimberly-Clark de Mexico, S.A. de C.V. and PROSA.
      Marcoflavio Rigada Soto, Chief Legal Officer. Mr. Rigada rejoined us in October, 2002 and became our General Counsel in June 2003. Mr. Rigada has 12 years of legal experience having served in various positions in Mexico, both in the public and private sectors. He has worked at the Ministry of Transportation, Goodrich Riquelme and Associates, a corporate law firm, and TFM, as corporate and litigation manager. Before rejoining TFM, Mr. Rigada was at the Mexican Mission to the World Trade Organization in Geneva, Switzerland, handling negotiations and litigation within the areas of services, foreign investment and e-commerce, among others.
      Guillermo Gutiérrez Muro, Internal Auditor Director. Mr. Gutiérrez joined us in February, 1998. Mr. Gutiérrez has over 38 years of experience in finance, having served in various positions for the IBM Corporation for 17 years. Mr. Gutiérrez served in various top management finance positions for IBM in Mexico City and at IBM’s headquarters in the U.S. He also worked eight years for Citibank, where he served as Vice President for Financial Control for the Panamex Region in Mexico City and as Vice President for Financial Control for the Latin America Investment Bank in New York.
      Cesar Polack Belaunde, Chief Engineer. Mr. Polack joined us in April, 2003 as our Chief Engineer. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the U.S. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A., participating in power and industrial projects in Mexico, Ecuador and Chile.
      Carlos Aguilar, Administrative Director (Controller). Mr. Aguilar joined us in March, 1997. From 1993 to March, 1997, Mr. Aguilar served as Corporate Controller for Grupo TMM. From 1990 to 1993, Mr. Aguilar served as Administrative Director of Tecomar, S.A. de C.V., a Mexican shipping company, now owned by Grupo TMM. In addition, Mr. Aguilar served as Controller for more than 10 years at Hules Mexicanos, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.
      Scott E. Arvidson, Director of Information Technology and Telecommunications. Mr. Arvidson joined us on April 1, 2005 as Director of Information Technology and Telecommunications, and also serves as Chief Information Officer at KCSR. From 1990 to 2005, Mr. Arvidson served in various management positions within the Information Technology and Business Solutions area and since January 2000 as Vice President and Chief Information Officer of KCSR.
      Frank P. Hernández Pantoja, Chief Transportation Officer. Mr. Hernández has served as our General Superintendent of Safety and Rules since September, 1997. Mr. Hernández has over 30 years of experience in the railroad industry. Prior to joining us, he worked for BNSF Railway Company, holding a number of high level management positions in operations. Mr. Hernández also serves as our designated technical expert and represents us before various Mexican regulatory agencies as well as U.S. Federal Railroad Administration and AAR technical committees in the U.S.
      Jorge Manuel Márquez Abreu, Customer Service, Fleet Distribution and Strategic Analysis Director. Mr. Márquez joined us in May, 2002. Prior to joining us Mr. Márquez was Director of Operations of Grupo Telefónica in Mexico for two years, where he headed the initiative for logistics and transportation technology tools. Prior to working at Grupo Telefónica, Mr. Márquez was Deputy Director of Operative Evaluation at Grupo TMM for four years.
      James Kniestedt, Vice President — Security and Railroad Police. Mr. Kniestedt joined us in September, 2002. Mr. Kniestedt has more than 17 years of security experience. He has served as director of security for various Mexican companies, including GRUMA, S.A. de C.V. and Cydsa Corporativo, S.A. de C.V. Prior to holding these positions, Mr. Kniestedt served in Special Operations of the U.S. government.
Audit Committee
      We are not required to have an audit committee because none of our securities are listed on a securities exchange or otherwise quoted in the United States. Nonetheless, after the acquisition by KCS of the controlling interest in TFM, we formed an audit committee composed of Larry M. Lawrence, Ronald G. Russ (an alternate director of our board of directors) and Robert B. Terry.
Executive Compensation
      The following table provides certain summary information concerning the compensation paid or earned by our Chief Executive Officer and certain other of our executive officers (collectively, the Named Executive Officers) whose total annual compensation exceeded $100,000 for services rendered in the last three fiscal years, and who were serving as executive officers as of December 31, 2004 (figures in thousands of U.S. dollar).
Summary Compensation Table

		Annual
		Compensation(A)
				All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation(B) ($)

Mario Mohar Ponce CEO(1)(2)	2004	642.4	54.4	74.5
	2003	641.2	191.0	73.4
	2002	626.4	165.0	77.6
Jacinto Marina Cortés CFO(3)(4)	2004	300.3	25.5	38.2
	2003	178.4	35.7	36.5
	2002
Manuel V. Zulaica COO(5)	2004	192.3	69.8	27.4
Jorge Licón	2003	186.0	66.0	25.9
	2002	238.4
Juan I. Lopez	2004	228.6	88.3	31.4
(Executive Vice President —	2003	231.3	103.5	31.0
Commercial)(6)	2002	242.2	116.1	34.5
Juan Vergara Kuri	2004	188.1	89.8	28.9
(Director of Human Resources)	2003	184.3	80.4	26.2
	2002	193.6	87.6	28.5

(1)	Mr. Corta replaced Mario Mohar Ponce as interim Chief Executive Officer as of April 1, 2005.

(2)	Mr. Rión replaced Mr. Corta as Chief Executive Officer as of July 5, 2005.

(3)	Mr. Paul J. Weyandt replaced Jacinto Marina Cortés as interim Chief Executive Officer as of April 1, 2005.

(4)	Mr. José Francisco Cuevas Feliu replaced Mr. Paul J. Weyandt as Chief Executive Officer as of September 1, 2005.

(5)	Mr. Manuel V. Zulaica replaced Mr. Jorge Licón as Senior Vice President — Operations since September 2003. Mr. Zulaica previously served as Chief Transportation Officer.

(6)	Mr. Alejandro Garcia replaced Mr. Lopez as Chief Sales and Marketing Officer as of September 19, 2005.

(7)	Mr. Huacuja replaced Mr. Vergara as Director Human Resources as of April 28, 2005.

(A)	Annual bonuses paid to our managers and executive officers are determined by the Board of Directors based on a number of factors, including our financial performance and the achievement by our managers and executive officers of personal performance goals.

(B)	“All Other Compensation” includes statutory Christmas bonuses equal to one months’ salary, vacation premium payments paid in cash amounts equal to 50% of earned vacation days, benefit allowances, and savings funds, all of which are payable to all of our employees in accordance with Mexican labor law.
PRINCIPAL SHAREHOLDERS AND STOCK OWNED BENEFICIALLY
BY DIRECTORS AND CERTAIN EXECUTIVE OFFICERS
      Prior to September 12, 2005, we were owned 80.0% by Grupo TFM, which held 100.0% of our shares with full voting rights, and 20.0% by the Mexican government, which held shares with limited voting rights. As of April 1, 2005, KCS owns 100% of the shares of Grupo TFM with full voting rights and, as a result, is our indirect controlling shareholder. As a result of the September 12, 2005 Settlement Agreement entered into between us, Grupo TFM, KCS, Grupo TMM and the Mexican government, KCS now owns 100% of us, and the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s 20% ownership of us has been eliminated.
      Likewise, as a result of the September 12, 2005 Settlement Agreement, our bylaws were amended on September 20, 2005 in order to reflect the cancellation of the Class III shares of stock and the special rights inherent to such class of shares.
      On September 9, 2005, our subsidiary, Arrendora TFM, acquired one share of our stated capital from Grupo TFM.
      The following table sets forth information with respect to the ownership of our outstanding shares of stock. Our capital stock is divided into Class I Shares, representing the minimum portion of our stated capital, and Class II Shares, representing the variable portion of our stated capital. Each class of shares is divided into two different series of shares, our Series A Shares, without par value, and our outstanding Series B Shares, without par value. The Series A Shares can be held only by individuals or companies of Mexican nationality, or by foreigners expressly authorized by the National Commission of Foreign Investments to hold such shares. The Series B Shares can be held by individuals or companies of Mexican and non-Mexican nationality. The Series A Shares and the Series B Shares are subdivided into Classes I and II. At all times, Series A Shares must represent 51.0% of our capital.

	Class I				Class II

	Series A		Series B		Series A		Series B

Stockholder	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent

Grupo TFM	59,999	99.998%	—	—	1,107,131,004	100%	—	—
Arrendadora TFM	1	0.002%	—	—	—	—	—	—
Subtotal	60,000	100.0%	—	—	1,107,131,004	100.0%	—	—
Total					1,107,191,004
      On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of us through the purchase of shares of the common stock of Grupo TFM for the purchase price of $200.0 million in cash, 18 million shares of the common stock of KCS, and promissory notes in the aggregate principal amount of $47.0 million, payable subject to the terms of an escrow agreement covering such notes. As a result of this transaction, KCS has a controlling interest in Grupo TFM and, by virtue of Grupo TFM’s ownership interest in us, KCS has a controlling interest in us.
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government concerning the payment of the VAT refund to us and the purchase of the remaining shares of us owned by the Mexican government. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. See “Business — Other Litigation — Miscellaneous Legal Proceedings — Grupo TFM’s Dispute with Mexican Government’s Put Rights.”
CERTAIN TRANSACTIONS
      We engage in related party transactions with certain of our affiliates and related parties, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 11 to our financial statements included elsewhere in this prospectus. The following summarizes the material transactions we engaged in with our principal affiliates and related parties during fiscal year 2004 or that are outstanding as of June 30, 2005.
KCS Transportation Company, or KCSTC, Management Services Agreement
      We and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC made available to us certain railroad consulting and management services commencing May, 1997 for a term of 12 months and which was renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC was to be reimbursed for its costs and expenses incurred in the performance of such services.
      On April 30, 2002, we and KCS, as successor in interest through merger with KCSTC, as well as we and Grupo TMM, entered into an amendment to this management services agreement that provided for automatic annual renewal of the agreement and compensated KCS for its services under the agreement. The amendment stated that KCS was entitled to receive management fees equivalent to an annual rate of $1.3 million. The management services agreement was terminable by either party upon 60 days written notice. The agreement was terminated on April 1, 2005, upon the consummation of the acquisition by KCS from Grupo TMM of all of its shares of Grupo TFM.
Association in Participation Agreement
      On June 23, 1997, Grupo TFM and TFM entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438,000, which Grupo TFM used to make the second payment under the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares. The Association in Participation Agreement provides that the shares covered by the agreement shall be sold no later than the fifteenth anniversary of the date of this agreement. We and Grupo TFM may by agreement amend the Association in Participation Agreement, including extending or eliminating the date on which the TFM shares subject to the Agreement must be sold.
      The price obtained from the sale of TFM’s shares covered by this agreement shall be applied as follows: (a) first, to TFM in payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM shares covered by this agreement; and (c) the remainder, if any, shall be distributed between TFM and Grupo TFM up to an amount of

$3.2 billion depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.
      This agreement, is treated as a long-term zero-coupon note receivable from stockholder with an embedded feature linked to the value of TFM shares. See Note 11 to our audited financial statements.
Stock Purchase Agreement
      On August 16, 2004, we sold shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. Tex-Mex repaid to us in December 2004 certain advances from us in an amount of approximately $9.0 million and KCS paid to Grupo TMM at the closing outstanding payables of approximately $0.4 million. The Mexrail shares were placed in a voting trust pending regulatory approval by the STB of KCS’s common control of Tex-Mex, KCSR, and Gateway Eastern (which is not party to the transaction). On November 29, 2004, the STB approved KCS’s application for authority to control Tex-Mex and the U.S. portion of the International Rail Bridge at Laredo, Texas. That authority became final on December 29, 2004. On January 1, 2005, the shares representing 51% of Mexrail were released from the voting trust to KCS, and KCS took control of Tex-Mex. We continue to own 49% of the stock of Mexrail.
      Under the agreement, KCS has agreed to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo, and to operate such bridge under the terms of applicable bridge agreements and protocols.
Recurring Transactions with Grupo TFM
      We and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2003 and 2004, we have a non-interest bearing receivable from Grupo TFM of $67.7 million, mainly due for the transfer that we made to Grupo TFM in order to permit Grupo TFM to make the second payment under the stock purchase agreement. See Note 11 to our audited financial statements.
Amended Acquisition Agreement with KCS
      On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of us through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM for the purchase price of $200.0 million in cash, 18,000,000 shares of the common stock of KCS, and promissory notes in the aggregate principal amount of $47.0 million, payable subject to the terms of an escrow agreement covering such notes. As a result of this transaction, KCS has a controlling interest in Grupo TFM and, by virtue of Grupo TFM’s ownership interest in us, KCS has a controlling interest in us. In addition, as a result of the final resolution of the VAT refund claim and Mexican government’s put claim, KCS is obligated to pay Grupo TMM up to $110.0 million in a combination of cash and KCS common stock.
Grupo TMM Management Services Agreement
      We and Grupo TMM entered into a management services agreement, dated May 9, 1997, as amended. Under the agreement, Grupo TMM provided consulting and management services to TFM and was entitled to receive (i) certain costs and expenses, (ii) an aggregate of $2,500,000 paid in nine equal monthly installments beginning April 15, 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000, (iii) a lump sum payment of $2,500,000 on or before January 2, 2003, as compensation for services rendered from January 1, 2001 through December 31, 2002, and (iv) quarterly service payments, payable in arrears, for the period beginning January 1, 2003, at an annual rate of $1,250,000. The agreement was terminated on April 1, 2005, upon the consummation of the acquisition by KCS from Grupo TMM of all of its shares of Grupo TFM.
Our Interim Chief Executive Officer
      Our interim CEO, Mr. Corta Fernández served April 1, 2005 to July 5, 2005, pending the hiring of a permanent replacement. Mr. Corta Fernández is a partner in the law firm of White & Case, S.C. in

Mexico. During his tenure with us, Mr. Corta Fernández continued to serve as a partner of White & Case, S.C. White & Case, S.C. was our Mexican counsel for the private offering of the outstanding notes, and is our Mexican counsel for the exchange offer.
Transactions with TMM Logistics, S.A. de C.V.
      We enter into contractual agreements with our former affiliate TMM Logistics, S.A. de C.V. (which is controlled by Grupo TMM). The agreements cover administrative and management services, yard and terminal services, vehicle and equipment transportation, container loading and unloading, and logistics.
Settlement Agreement with Mexican Government
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government resolving and terminating the controversies and disputes between the companies and the Mexican government concerning the payment of the VAT refund to us derived from the privatization, and the purchase of the remaining shares of us owned by the Mexican government, or the Commercial Lawsuit. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us, and the Mexican government’s remaining 20% ownership interest in us has been eliminated; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us, which we refer to in this prospectus as the Put, has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. There was no cash payment made by any party under the settlement agreement. In addition, the parties have entered into mutual releases of all existing and potential claims relating to the VAT refund and the Commercial Lawsuit, and have dismissed all of the existing litigation between the parties.
      Our published financial statements include legal disclosures with respect to the VAT refund claim, the Commercial Lawsuit and the 1997 Tax Audit. As a result of the September 12, 2005 settlement agreement, the VAT refund claim and the Commercial Lawsuit were closed. The 1997 Tax Audit was rendered null, void and of no legal effect when the Mexican government failed to assess any taxes or penalties as a result of the audit within the time allowed by Mexican law.
      We believe that the terms of each of the above agreements are as favorable to us as those that could have been obtained from an unrelated third party.
DESCRIPTION OF SIGNIFICANT INDEBTEDNESS
      In June 1997, we sold $150.0 million aggregate principal amount of 10.25% senior notes due 2007, or the 2007 Senior Notes, and in June 2002, we sold $180.0 million aggregate principal amount of our 12.50% senior notes due 2012, or the 2012 Notes, and together with the 2007 Senior Notes, the Senior Notes. The 2007 Senior Notes are guaranteed by Grupo TFM. Interest on the Senior Notes is payable semiannually in cash on each June 15 and December 15. The Senior Notes are redeemable at our option, in whole or in part, at any time at 100.0% of their principal amount plus accrued interest, in the event that the rate of Mexican withholding tax on payments of interest in respect of the Senior Notes is increased as a result of a change in Mexican law to a rate in excess of 4.9%.
      The Senior Notes are unsecured, unsubordinated indebtedness of ours, ranking equally in right of payment with all of our existing and future unsecured, unsubordinated indebtedness. As of June 30, 2005, we had $788.2 million of secured indebtedness.
      The indentures pursuant to which the Senior Notes were issued each contain certain covenants that significantly limit or prohibit, among other things, our ability to incur indebtedness, pay dividends or make other distributions in respect of our stock, issue guarantees, make restricted payments, create liens, engage in sale-leaseback transactions and engage in mergers and consolidations. If we, or with respect to the 2007 Senior Notes, Grupo TFM, fails to comply with these covenants, our obligation to repay the Senior Notes may be accelerated. However, these limitations are subject to certain qualifications and exceptions.

      Upon a Change of Control (as defined in the indentures relating to the Senior Notes), we will be required to make an offer to purchase the at a purchase price equal to 101.0% of their principal amount, plus accrued interest.
      On June 24, 2004, we entered into an amended and restated credit agreement, or the 2004 Credit Agreement and refinanced our commercial paper program. Our commercial paper program consisted of a two-year facility in the amount of $122.0 million. Under the 2004 Credit Agreement, both facilities were consolidated under a single term loan facility maturing on September 17, 2006. Amounts outstanding under the term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by our subsidiary, Arrendadora TFM.
      As of April 18, 2005, we entered into a Waiver and Amendment Agreement, or Waiver and Amendment, to our 2004 Credit Agreement. The Waiver and Amendment allowed us to (i) issue the outstanding notes that are the subject securities of the exchange offer in a principal amount in excess of the principal amount of 2009 Debentures outstanding, (ii) use the amount of proceeds from the issuance of the outstanding notes in excess of the principal amount of the 2009 Debentures to pay accrued and unpaid interest on the 2009 Debentures repurchased or redeemed, (iii) pay the fees of the underwriter associated with the issuance of the outstanding notes and the tender offer for the 2009 Debentures, (iv) pay the premium related to the tender offer and (v) pay certain other expenses relating to the tender offer and the issuance of the outstanding notes. The Waiver and Amendment also amended the 2004 Credit Agreement to allow us to borrow up to $25.0 million from KCS, on a fully subordinated basis.
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.
DESCRIPTION OF THE EXCHANGE NOTES
      We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of April 19, 2005, or the Indenture, between us, as issuer, and The Bank of Nova Scotia Trust Company of New York, as trustee, or (in such capacity) the Trustee and as paying agent, or (in such capacity) a Paying Agent. Copies of the Indenture are available upon request from us. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Whenever particular capitalized defined terms of the Indenture not otherwise defined in this prospectus are referred to, such defined terms are incorporated in this prospectus by reference. For definitions of certain capitalized terms used in the following summary, see “— Certain Definitions.”
      The form and terms of the exchange notes are the same in all material respects as the form and terms of the outstanding notes, except that the exchange notes will have been registered under the

Securities Act and therefore will not bear legends restricting their transfer. The outstanding notes have not been registered under the Securities Act and are subject to transfer restrictions.
Basic Terms of the Exchange Notes
      The exchange notes:

•	will be unsecured, unsubordinated obligations of ours, initially limited to $460,000,000 aggregate principal amount;

•	will mature on May 1, 2012;

•	will bear interest at the rate of 9 3/8% per annum from the Closing Date, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to holders of record, or the holders, at the close of business on April 15 and October 15 immediately preceding the Interest Payment Date) on May 1 and November 1 of each year, commencing November 1, 2005;

•	will be issued only in fully registered form, without coupons, in integral multiples of $1,000 (see “— Form and Denomination”); and

•	will not bear a service charge for any registration of transfer or exchange of the exchange notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.
      Principal of, premium, if any, and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at our office or our agent’s office in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at One Liberty Plaza, New York, New York 10006, Attention: Trust Administration); provided that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the notes register.
      Subject to the limitations set forth under “— Covenants — Limitation on Indebtedness,” we may incur additional Indebtedness. At our option, this additional Indebtedness may consist of additional notes, or additional notes, that have terms identical to those of the $460.0 million aggregate principal amount of notes issued on the original issue date and the exchange notes. Holders of additional notes would have the right to vote together with holders of notes issued on the original issue date and the exchange notes as one class.
      For purposes of the Indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency (including pesos) shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, incurred or paid.
Ranking of Exchange Notes Against Other Debt
      The exchange notes:

•	will be unsecured, unsubordinated Indebtedness of ours;

•	will rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated Indebtedness;

•	will be senior in right of payment to all of our subordinated Indebtedness;

•	will be effectively subordinated to all of our secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) of any of our subsidiaries.
      If the concession pursuant to which we operate our rail lines were terminated or revoked by the Mexican government, special provisions would govern the treatment of profits received from the operation and exploitation of our rail lines with respect to our creditors. See “Business — The Concession.”

      We have a substantial amount of debt and significant debt service obligations. As of June 30, 2005, we had total outstanding indebtedness of $899.4 million, consisting of (i) $1.6 million of secured indebtedness, (ii) $788.2 million of unsecured indebtedness, (iii) $98.6 million of term loan indebtedness outstanding under our amended and restated credit agreement, and (iv) $11.0 million resulting from the push down accounting. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement. See “Prospectus Summary — Recent Events — New Credit Agreement.”
Redemption
      The exchange notes will be redeemable, at our option, in whole at any time or in whole or in part from time to time, on and after May 1, 2009, upon not less than 30 nor more than 60 days notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on May 1 of the year set forth below, plus, in each case, accrued interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

Year	Percentage

2009	104.688%
2010	102.344%
2011	100.000%
      In addition, at any time prior to May 1, 2008, we may redeem up to 35% of the principal amount of the exchange notes with the Net Cash Proceeds of one or more Equity Offerings by (1) TFM or (2) Grupo TFM to the extent the Net Cash Proceeds thereof are contributed to TFM or used to purchase Capital Stock (other than Disqualified Stock) of TFM from TFM, at a redemption price equal to 109.375% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

(1) at least 65% of the original aggregate principal amount of the exchange notes remains outstanding; and

(2) any such redemption must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.
      Upon completion of the registered exchange offer, we may also redeem any outstanding notes which were not exchanged in the registered exchange offer in an amount up to 1% of the original aggregate principal amount of the outstanding notes issued at a redemption price of 100% of their principal amount plus accrued and unpaid interest thereon, if any, to the redemption date.
      Optional Redemption Upon Change in Mexican Withholding Tax Rate. The exchange notes will be subject to redemption, in whole but not in part, at our option at any time at 100.0% of their principal amount, together with accrued interest thereon, if any, to the Redemption Date, in the event we become or would become obligated to pay, on the next date on which any amount would be payable with respect to the exchange notes, any additional amounts in excess of those attributable to a withholding tax rate of 4.9% as a result of a change in or amendment to the laws (including any regulations or general rules promulgated thereunder) of Mexico (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or general rules, including a holding of a court of competent jurisdiction, which change or amendment is announced or becomes effective on or after the date of this prospectus. We shall not, however, have the right to redeem the exchange notes from a holder pursuant to this paragraph except to the extent that we are obligated to pay additional amounts to such holder that are greater than the additional amounts that would be payable based on a Mexican withholding tax rate of 4.9%. See “— Additional Amounts.”
      Selection and Notice. In the case of any partial redemption, selection of the exchange notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed or, if the exchange notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no exchange note of $100,000 in principal amount at maturity or less shall be redeemed in part. If any exchange note is to be redeemed in part only, the notice of redemption relating to such exchange note shall state the portion of the principal amount at maturity thereof to be redeemed. A note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original exchange note. On and after the redemption date, interest will cease to accrue on the exchange notes to be redeemed if we have deposited with the applicable paying agent funds in satisfaction of the redemption price.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definitions of all terms as well as any other capitalized term used in this prospectus for which no definition is provided.
      For purposes of the following definitions, the covenants described under “— Covenants” and the Indenture generally, all calculations and determinations shall be made in accordance with GAAP as in effect on the Closing Date and shall be based upon our financial statements prepared in accordance with GAAP as in effect on the Closing Date. Where calculations or amounts are determined with reference to reports filed with the SEC or the Trustee, the information contained in such reports shall (solely for the purposes of the Indenture) be adjusted to the extent necessary to conform to GAAP as in effect on the Closing Date.
      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by us or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.
      “Adjusted Consolidated Net Income” means, for any period, our and our Restricted Subsidiaries’ aggregate net income (or loss) for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than us or any of our Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (4)(C) of the “Limitation on Restricted Payments” covenant described below (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with us or any of our Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by us or any of our Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (4)(C) of the “Limitation on Restricted Payments” covenant described below, any amount paid or accrued as dividends on our Preferred Stock or any of our Restricted Subsidiaries owned by Persons other than us and any of our Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) any amount in respect of the VAT Claim until and unless either (A) all of our Capital Stock held by Mexico has been repurchased or retired by us or (B) Mexico ceases to have any right to have our Capital Stock repurchased.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of our assets and those of our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets following the Closing Date (but including write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all of our current liabilities and those of our Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of TFM and that of our Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant.
      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
      “Asset Acquisition” means (i) an investment by us or any of our Restricted Subsidiaries in any other Person pursuant to which such Person shall become our Restricted Subsidiary or shall be merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of TFM and those of our Restricted Subsidiaries on the date of such investment or (ii) an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any Person other than any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of TFM and those of our Restricted Subsidiaries on the date of such acquisition.
      “Asset Disposition” means the sale or other disposition by us or any of our Restricted Subsidiaries (other than to us or a Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any of our Restricted Subsidiaries or (ii) all or substantially all of the assets that constitute a division or line of business of TFM or of that of any of our Restricted Subsidiaries.
      “Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by us or any of our Restricted Subsidiaries to any Person other than us or any of our Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of TFM or any of our Restricted Subsidiaries or (iii) any other property and assets of TFM or any of our Restricted Subsidiaries (other than the Capital Stock, property or assets of an Unrestricted Subsidiary) outside our or such Restricted Subsidiaries’ ordinary course of business and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of our assets; provided that “Asset Sale” shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would satisfy clause (2)(A)(ii) of the “Limitation on Asset Sales” covenant or (c) sales or other dispositions of the VAT Claim if and to the extent (i) there are no cash proceeds thereof or (ii) such cash proceeds are used to finance (or set aside in a reserve to finance) the repurchase of our Capital Stock from Mexico.
      “Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

      “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.
      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.
      “Change of Control” means such time as (i) KCS ceases to be the ultimate “beneficial owner” (defined in Rule 13d-3 under the Exchange Act and including by reason of any change in the ultimate “beneficial ownership” of the Capital Stock of Grupo TFM) of Voting Stock representing more than 50.0% of the total voting power of the total Voting Stock of (A) Grupo TFM on a fully diluted basis, or (B) in the event of a merger, consolidation, sale, transfer or lease solely between Grupo TFM and TFM in which Grupo TFM is not the survivor, TFM on a fully diluted basis; (ii) individuals who on the Closing Date constitute the Board of Directors of TFM or Grupo TFM (together with any new directors whose election by the Board of Directors or by TFM’s stockholders or Grupo TFM’s stockholders, as the case may be, was approved by a vote of at least two-thirds of the members of such Board of Directors then in office who either were members of such Board of Directors on the Closing Date or whose election or nomination for election was previously so approved or who were appointed by KCS) cease for any reason to constitute a majority of the members of such Board of Directors then in office; or (iii) Grupo TFM does not own all of the outstanding Voting Stock of TFM other than as a result of (A) one or more primary offerings of the Common Stock of TFM having, in the aggregate, voting power equal to or less than 35.0% of the total voting power of the Voting Stock of TFM or (B) a merger, consolidation, sale, transfer or lease solely between Grupo TFM and TFM.
      “Closing Date” means the date on which the notes are originally issued under the Indenture.
      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) of such Person’s equity, other than Disqualified Stock of such Person, whether now outstanding or issued after the Closing Date, including all Common Stock (other than Disqualified Stock). For purposes of this definition, “Common Stock” shall include all shares, interests, participations and equivalents corresponding to common stock (other than Disqualified Stock) under the laws of the jurisdiction in which such Person is organized.
      “Concession Title” means our right for a period of 30 years to be the exclusive provider (subject to certain trackage rights) of freight transportation services over the Northeast Rail Lines and for an additional 20 years to be a non-exclusive provider of such services granted by the Mexican government pursuant to the Concession Title, subject in all cases to the terms and conditions of the Concession Title, as in effect on the TFM Acquisition Date.
      “Consolidated EBITDA” means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income and asset taxes to the extent such amounts were deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, all as determined on a consolidated basis for us and our Restricted Subsidiaries in conformity with GAAP); provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by us or any of our Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

      “Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs (net of benefits) associated with Interest Rate Agreements; and interest paid (by any Person) with respect to Indebtedness that is Guaranteed or secured by us or any of our Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by us and our Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization or write-off thereof) payable in connection with the offer of the Existing Securities and the notes, the exchange offer or the shelf registration statement with respect to the Existing Securities and the notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.
      “Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of TFM and our Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of TFM or any of our Restricted Subsidiaries, each item to be determined in conformity with GAAP.
      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.
      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the notes; (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an Asset Sale or Change of Control occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the Asset Sale or Change of Control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to our repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below. Notwithstanding the foregoing, our Class III Series A Shares and Class III Series B Shares owned by the Mexican government shall be deemed not to be Disqualified Stock.
      “Existing Indentures” means the (i) Indentures, each dated as of June 16, 1997, as amended or supplemented, among TFM, as Issuer, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg SA, as Paying Agent; and (ii) the Indenture dated as of June 13, 2002 among TFM, as Issuer, and The Bank of New York, as Trustee, and Deutsche Bank Luxembourg SA, as Paying Agent, under which the Existing Securities were issued.

      “Existing Securities” means our outstanding 10.25% Senior Notes due 2007, our outstanding 11.75% Senior Discount Debentures due 2009, which are both guaranteed by Grupo TFM, and our outstanding 12.50% Senior Notes due 2012.
      “fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) the opinions and pronouncements of the Public Company Accounting Oversight Board;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entities as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.
      “Government Securities” means direct obligations of, obligations fully and unconditionally guaranteed by, or participation in pools consisting solely of (or repurchase transactions relating to) obligations of or obligations fully and unconditionally guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.
      “Grupo TFM” means Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its successors and assigns.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing (whether pursuant to a guaranty, a fianza, an aval or otherwise) any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or obligations arising, in the ordinary course of business, from contracting for interline railroad services. The term “Guarantee” used as a verb has a corresponding meaning.
      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.
      “Indebtedness” means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations

(other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases (but not operating leases), (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall be deemed not to be “Indebtedness” and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes of any jurisdiction.
      “Interest Coverage Ratio” means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant (the “Four Quarter Period”) to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period: provided that, to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.
      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.
      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on our balance sheet or that of our Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by us or any of our Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant; provided that the value of any Investment outstanding at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to us and our Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made). For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described below, (i) “Investment” shall include the fair market value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, as more particularly set forth in the definition of “Rating Agency”.
      “KCS” means Kansas City Southern, a Delaware corporation, and its successors and assigns.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).
      “Mexico” means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing or created by law as a public entity.
      “Moody’s” means Moody’s Investors Service, Inc. and its successors.
      “Net Cash Proceeds” means (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of TFM and our Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset

Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by us or any of our Restricted Subsidiaries as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, including, without limitation, a Public Equity Offering, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any of our Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agent’s fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
      “Northeast Rail Lines” means that portion of the Mexican railroad system that is the subject of the Concession Title.
      “Offer to Purchase” means an offer to purchase notes by us from the holders commenced by mailing a notice to the Trustee and each holder that, unless otherwise required by applicable law, shall state: (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”); (iii) that any note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount at maturity of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and (vii) that holders whose notes are being purchased only in part will be issued notes equal in principal amount at maturity to the unpurchased portion thereof surrendered; provided that each note purchased and each note issued shall be in a minimum principal amount of $100,000 or integral multiples of $1,000. On the Payment Date, we shall (i) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by us. The Paying Agent shall promptly mail to the holders of the notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a note equal in principal amount at maturity to any unpurchased portion of the note surrendered. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that we are required to repurchase the notes pursuant to an Offer to Purchase.
      “Permitted Investment” means (i) an Investment in us or one of our Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all of its assets to us or one of our Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of TFM and our Restricted Subsidiaries on the date of such Investment;

(ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and (iv) stock, obligations or securities received in satisfaction of judgments.
      “Permitted Liens” means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of the business of TFM or any of our Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant described below, to finance the cost (including the cost of improvement, lease or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation or the lease of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100.0% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) licenses, leases or subleases granted to others that do not materially interfere with the ordinary course of the business of TFM and our Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by one of the customers of TFM or our Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor or licensor in the property subject to any Capitalized Lease, operating lease or license agreement; (x) Liens arising from filing Uniform Commercial Code or similar financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary, provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of us or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against us or any of our Restricted Subsidiaries that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of la w to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect us or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business; (xviii) Liens on or sales of receivables; (xix) Liens on any assets acquired by us or any Restricted Subsidiary after the Closing Date, which Liens were in existence prior to the acquisition of such assets (to the extent that such Liens were not created in contemplation of or in connection with such acquisition), provided that such Liens are limited to the assets so acquired and the proceeds thereof; (xx) Liens existing or arising under the Concession Title; (xxi) Liens Incurred in accordance with the Indenture in favor of the Trustee under the Indenture; and (xxii) Liens permitted under the Existing Indentures.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.
      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.
      “Public Equity Offering” means an underwritten primary public offering of our Common Stock pursuant to Mexican law or pursuant to an effective registration statement under the Securities Act.
      “Rating Agency” means S&P and Moody’s or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by TFM (as certified by the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.
      “Released Indebtedness” means, with respect to any Asset Sale, Indebtedness (i) which is owed by us or any Restricted Subsidiary (the “Obligors”) prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written unconditional releases from each creditor no later than the closing date of such Asset Sale.
      “Restricted Subsidiary” means any Subsidiary of ours other than an Unrestricted Subsidiary.
      “S&P” means Standard & Poor’s Ratings Group and its successors.
      “Senior Secured Facilities” means that certain first amended and restated credit agreement, dated as of June 24, 2004 among TFM, JPMorgan Chase Bank as administrative agent and the banks named therein, as banks, together with all other agreements, instruments and documents executed or delivered pursuant thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement (whether in the form of a note purchase agreement, a loan agreement or otherwise) extending the maturity of, refinancing, replacing or otherwise restructuring (including by way of adding Subsidiaries of TFM as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, holder or group of lenders or holders.
      “Significant Subsidiary” means, at any date of determination, any of our Restricted Subsidiaries that, together with its Subsidiaries, (i) for our most recent fiscal year, accounted for more than 10.0% of the consolidated revenues of TFM and our Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10.0% of our consolidated assets and those of our Restricted Subsidiaries, all as set forth on our most recently available consolidated financial statements for such fiscal year.
      “Stated Maturity” means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.
      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50.0% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.
      “Temporary Cash Investment” means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof; (ii) time deposit accounts, certificates of deposit and money market deposits denominated and payable in U.S. dollars maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by S&P or Moody’s or any money-market fund denominated and payable in U.S. dollars sponsored by a registered broker dealer or mutual fund distributor; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv) commercial paper denominated and payable in U.S. dollars, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of ours) organized and in existence under the laws of the United States of America or any state thereof with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; (vi) Certificados de la Tesorería de la Federación (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; (vii) Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (vi) above; (viii) demand deposit accounts with U.S. banks (or Mexican banks specified in clause (ix) of this definition) maintained in the ordinary course of business; and (ix) certificates of deposit, bank promissory notes and bankers’ acceptances denominated in pesos, maturing not more than 180 days after the acquisition thereof and issued or guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Fondo Bancario de Protección al Ahorro or any successor thereto.
      “TFM” means TFM, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its successors and assigns.
      “TFM Acquisition” means the acquisition of 80.0% of our outstanding share capital by Grupo TFM.
      “TFM Acquisition Date” means the date on which the TFM Acquisition was consummated, or June 23, 1997.
      “Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.
      “Transaction Date” means, with respect to the Incurrence of any Indebtedness by us or any of our Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.
      “Unrestricted Subsidiary” means (i) any Subsidiary of ours that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Our Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of ours) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of any Restricted Subsidiary, or owns or holds any Lien on any of our property or that of any Restricted Subsidiary; provided that (A) any Guarantee by us or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by us or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments”

covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with such Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.
      “VAT Claim” means TFM’s claim for a refund, credit or other payment of amounts of value added tax previously paid by TFM to Mexico.
      “Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person, excluding, however, our Class III Series A shares and Class III Series B shares owned by Mexico as of the TFM Acquisition Date and any class or kind of Capital Stock which has limited or restricted voting rights (i.e., having the power to vote for the election of a minority of the directors, managers or other voting members of the governing body of each class) under the By-laws of such Person or under Mexican law.
      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.
Covenants
      The Indenture contains, among others, the following covenants:

Covenant Suspension
      From and after any time that:
      (a) the notes have an Investment Grade Rating from both the Rating Agencies, and
      (b) no Default or Event of Default has occurred and is continuing under the Indenture, we and our Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“— Limitation on Indebtedness,”

•	“— Limitation on Restricted Payments,”

•	“— Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“— Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries,”

•	“— Limitation on Transactions with Stockholders and Affiliates,” and

•	“— Limitation on Asset Sales.”

Limitation on Indebtedness
      We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); provided that we may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1.

      Notwithstanding the foregoing, we and any of our Restricted Subsidiaries (except as specified below) may Incur each and all of the following:
      (a)(1) Indebtedness owed:

(A) to us evidenced by an unsubordinated promissory note; or

(B) to any of our Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to us or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause;
      (2) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (1), (3) or (8) of this paragraph), and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest (including amounts paid in respect of Mexican withholding tax thereon), fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause if:

(A) in case the notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes;

(B) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes, at least to the extent that the Indebtedness to be refinanced is subordinated to the notes; and

(C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may our Indebtedness be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (2);
      (3) Indebtedness:

(A) in respect of performance, surety or appeal bonds provided in the ordinary course of business;

(B) under Currency Agreements and Interest Rate Agreements; provided, that such agreements (i) are designed solely to protect us or our Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

(C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations or those of any of our Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of ours (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of ours for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;
      (4) Indebtedness of TFM, to the extent the net proceeds thereof are promptly used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control;

      (5) Indebtedness of TFM, to the extent the net proceeds thereof are promptly deposited to defease the notes as described below under “— Defeasance”;
      (6) Guarantees of Indebtedness of TFM by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant described below;
      (7) Indebtedness of TFM incurred (A) in connection with a Lien created pursuant to clause (vi) of the definition of “Permitted Liens”, and (B) under Capitalized Leases, in an aggregate amount for all Indebtedness Incurred under this clause (7) not to exceed at any one time outstanding the greater of $150.0 million or 15.0% of our Adjusted Consolidated Net Tangible Assets; and
      (8) Indebtedness of TFM not to exceed $275.0 million at any one time outstanding, $225.0 million of which must be Incurred under the Senior Secured Facilities or an accounts receivable securitization.
      (b) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that we or a Restricted Subsidiary may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or interest rates.
      (c) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant:

(1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

(2) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant described below shall not be treated as Indebtedness.
For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, we, in our sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Restricted Payments
      We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on or with respect to our Capital Stock or that of such Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of our Capital Stock or that of such Restricted Subsidiary (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders’ pro rata share of such Restricted Subsidiaries’ net income from the first day of the fiscal quarter beginning immediately following the Closing Date) held by Persons other than us or any of our Restricted Subsidiaries;

(2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) TFM or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of ours (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5.0% or more of our Capital Stock;

(3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of ours that is subordinated in right of payment to the notes; or

(4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing;

(B) we could not Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; or

(C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after January 1, 2005 shall exceed the sum of

(i) 50.0% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100.0% of the amount of such loss) (determined by excluding income resulting from transfers of assets by us or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 1, 2005 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant, plus

(ii) the aggregate Net Cash Proceeds received by us on or after January 1, 2005 from a capital contribution or the issuance and sale permitted by the Indenture of our Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of ours, including an issuance or sale permitted by the Indenture of Indebtedness for cash subsequent to the Closing Date upon the conversion of such Indebtedness into our Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of ours of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

(iii) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after January 1, 2005 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in such Person or Unrestricted Subsidiary, plus

(iv) $20.0 million.
      The foregoing provision shall not be violated by reason of:

(a) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(b) the redemption, repurchase, retirement, defeasance or other acquisition for value of our Indebtedness that is subordinated in right of payment to the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant;

(c) the repurchase, redemption or other acquisition of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) (other than Disqualified Stock);

(d) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Indebtedness which is subordinated in right of payment to the notes, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of our Capital Stock (other than Disqualified Stock) (or options, warrants or other rights to acquire such Capital Stock);

(e) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

(f) the declaration or payment of dividends on our Common Stock following a Public Equity Offering of such Common Stock, of up to 6.0% per annum of the Net Cash Proceeds received by us in such Public Equity Offering;

(g) Investments acquired as a capital contribution or in exchange for our Capital Stock (other than Disqualified Stock);

(h) the repurchase by us of, or the declaration and payment of dividends by us to Grupo TFM to allow Grupo TFM to repurchase, our Capital Stock from Mexico:

(i) if, after giving effect to such repurchase and any Indebtedness Incurred to fund such repurchase, the Interest Coverage Ratio would be greater than 2.0:1; or

(ii) to the extent that the consideration paid to Mexico to repurchase our Capital Stock consists of a surrender or reduction of the VAT Claim or any portion thereof, or if and to the extent cash has been realized in respect of the VAT Claim, the consideration does not exceed the amount of such cash, or any combination of such surrender or reduction or such cash realized; and

(i) the declaration and payment of dividends to Grupo TFM by us in an amount not to exceed its operating expenses, corporate overhead costs and expenses and taxes; provided that the amount so dividended is actually used for such purpose; and the declaration and payment of pro rata dividends or distributions on our Common Stock held by minority stockholders paid in connection with dividends to Grupo TFM permitted by this clause (i), provided that such dividends do not in the aggregate exceed the minority stockholders’ pro rata share of our net income from January 1, 2005, provided that, except in the case of clauses (a) and (c), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth in this prospectus.
      Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (b) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (c) or (d) thereof, an Investment referred to in clause (g) thereof, a repurchase of Capital Stock referred to in clause (h) thereof and the dividends referred to in clauses (h) and (i) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (c) and (d), shall be included in calculating whether the conditions of clause (4)(C) of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments; provided, that any Restricted Payment pursuant to clause (h) of the preceding paragraph shall nevertheless be included in calculating whether the conditions of clause (4)(C) of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments to the extent that the amount calculated under such clause (4)(C) has been increased in respect of the VAT Claim or any transaction related thereto. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of notes or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (4)(C) of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      We will not permit any Restricted Subsidiary to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by us or any other Restricted Subsidiary;

•	pay any Indebtedness owed to us or any other Restricted Subsidiary;

•	make loans or advances to us or any other Restricted Subsidiary; or

•	transfer any of its property or assets to us or any other Restricted Subsidiary.
      The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Closing Date;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by us or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4) in the case of transfers of any property or assets of a Restricted Subsidiary to us or any other Restricted Subsidiary:

(a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any of our property or assets or the property or assets of any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or to any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6) for the benefit of any holder of a Lien permitted under the “Limitation on Liens” covenant.
Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent us or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of our property or assets or those of any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries
      We will not and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1) to us or a Wholly Owned Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4) issuances of Common Stock that has no preference with respect to dividends or upon liquidation, the Net Cash Proceeds of which are promptly applied as provided in paragraph (2) of the “Limitation on Asset Sales” covenant.

Limitation on Issuances of Guarantees by Restricted Subsidiaries
      We will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness, or Guaranteed Indebtedness, of ours which is pari passu with or subordinate in right of payment to the notes, unless:

•	such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for Guarantees (“Subsidiary Guarantees”) of payment of the notes by such Restricted Subsidiary; and

•	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the notes have been paid in full, in U.S. dollars;
provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) of Indebtedness Incurred under the Senior Secured Facilities up to the amount permitted to be Incurred under clause (a)(8) of the second paragraph of the “Limitation on Indebtedness” covenant.
      If the Guaranteed Indebtedness is (A) pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantees at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.
      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

•	any sale, exchange or transfer, to any person not an Affiliate of ours, of all of our and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture); or

•	the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Stockholders and Affiliates
      We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5.0% or more of any class of Capital Stock of Grupo TFM or ours or with any Affiliate of Grupo TFM or ours or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to us or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.
      The foregoing limitation does not limit, and shall not apply to:

(1) transactions:

(A) approved by a majority of the disinterested members of the Board of Directors;

(B) for which we or a Restricted Subsidiary delivers to the Trustee a written opinion of a United States nationally recognized investment banking firm (or their Mexican affiliate) stating that the transaction is fair to us or such Restricted Subsidiary from a financial point of view; or

(C) involving consideration of $2.0 million or less;

(2) the payment of reasonable and customary regular fees to the directors and officers of TFM;

(3) any payments or other transactions pursuant to any tax-sharing agreement between us and Grupo TFM or any of our Subsidiaries with which we file a consolidated tax return or with which we are part of a consolidated group for tax purposes;

(4) contributions in cash to our common equity capital by Grupo TFM or KCS;

(5) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(6) any transaction between us or any of our Subsidiaries on the one hand and KCS or any of its Affiliates on the other hand, relating to the provision of transportation or transportation-related services approved in the manner provided in clause (1)(A) above; and

(7) any transaction between TFM and Mexico involving the VAT Claim.
      Notwithstanding the foregoing, any transaction covered by the first paragraph of this “Limitation on Transactions with Stockholders and Affiliates” covenant and not covered by clauses (2) through (7) of this paragraph:

(i) the aggregate amount of which exceeds $5.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above; and

(ii) the aggregate amount of which exceeds $20.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above; provided that such approval or determination of fairness shall not be required with respect to (a) transactions with the Tex-Mex Railway; (b) transactions with Mexico and its Affiliates in the ordinary course of business, provided that Mexico and its Affiliates do not beneficially own our stock having voting power in excess of 10.0% of the total voting power of our Voting Stock; or (c) any equipment lease with an Affiliate, provided that an Officer’s Certificate is furnished to the Trustee certifying that the terms of the equipment lease are no less favorable to us than the terms offered by an unrelated party.

Limitation on Liens
      We will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of our or any Restricted Subsidiary’s assets or properties of any character, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.
      The foregoing limitation does not apply to:

•	Liens existing on the Closing Date;

•	Liens securing obligations under the Senior Secured Facilities;

•	Liens granted after the Closing Date on any of the assets or Capital Stock of TFM or our Restricted Subsidiaries created in favor of the holders;

•	Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to us or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to us or such other Restricted Subsidiary;

•	Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (a)(2) of the second paragraph of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

•	Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the “Limitation on Indebtedness” covenant;

•	Permitted Liens; or

•	Liens permitted under the Existing Indentures.

Limitation on Sale-Leaseback Transactions
      We will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of our or any Restricted Subsidiary’s assets or properties whether now owned or hereafter acquired, whereby we or a Restricted Subsidiary sell or transfer such assets or properties and then or thereafter lease such assets or properties or any part thereof or any other assets or properties which we or such Restricted Subsidiary, as the case may be, intend to use for substantially the same purpose or purposes as the assets or properties sold or transferred.
      The foregoing restriction does not apply to any sale-leaseback transaction if:

•	the lease is for a period, including renewal rights, of not in excess of three years;

•	the lease secures or relates to industrial revenue or pollution control bonds;

•	the transaction is solely between us and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries, or

•	we or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (2)(A)(i) or (2)(A)(ii) of the “Limitation on Asset Sales” covenant described below.

Limitation on Asset Sales
      We will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1) the consideration received by us or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

(2) at least 75.0% of the consideration received (excluding any amount of Released Indebtedness) consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by us or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10.0% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of ours and our subsidiaries has been filed or provided to the Trustee pursuant to the “Commission Reports and Reports to Holders” covenant), then we shall or shall cause the relevant Restricted Subsidiary to:

(A) within 12 months after the date Net Cash Proceeds so received exceeds 10.0% of Adjusted Consolidated Net Tangible Assets:

(i) apply an amount equal to such excess Net Cash Proceeds to permanently repay our unsubordinated Indebtedness, or Indebtedness of any of our Restricted Subsidiaries, in each case owing to a Person other than us, or any of our Restricted Subsidiaries; or

(ii) invest an equal amount, or the amount not so applied pursuant to clause (i) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, ours and our Restricted Subsidiaries existing on the date of such investment;

(B) apply (no later than the end of the 12-month period referred to in clause (A)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (A)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (A) above and not applied as so required by the end of such period shall constitute “Excess Proceeds;” and

(C) to the extent of the balance of any Net Cash Proceeds after application thereof in accordance with clauses (A) and (B) above, to use such Net Cash Proceeds for any general corporate purposes permitted by the terms of the Indenture.
      If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $20.0 million, we must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders (and if required by the terms of any Indebtedness that is pari passu with the notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100.0% of the principal amount of the notes (and Pari Passu Indebtedness), plus, in each case, accrued interest (if any) to the date of purchase.

Repurchase of Notes upon a Change of Control
      We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all the notes then outstanding, at a purchase price equal to 101.0% of the principal amount thereof, plus accrued interest (if any) to the date of purchase.
      There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the notes) required by the foregoing covenant (as well as may be contained in other of our securities which might be outstanding at the time). The above covenant requiring us to repurchase the notes will, unless consents are obtained, require us to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

Commission Reports and Reports to Holders
      At all times from and after the Closing Date, whether or not we are then required to file reports with the Commission, for so long as any notes are outstanding, we shall file with the Commission all such reports and other information as we would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if we were subject thereto, unless the Commission does not permit such filings, in which case we shall provide such reports and other information to the Trustee (within the same time periods that would be applicable if we were required and permitted to file reports with the Commission) and instruct the Trustee to mail such reports and other information to holders at their addresses set forth on the notes Register. We shall supply the Trustee and each holder or shall supply to the Trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information.
Events of Default
      The following events will be defined as “Events of Default” in the Indenture:

(1) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance of or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our assets or the failure to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(4) we default in the performance of or breach any other covenant or agreement of ours in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the holders of 25.0% or more in aggregate principal amount at maturity of the notes;

(5) there occurs with respect to any issue or issues of our Indebtedness or that of any of our Significant Subsidiaries having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

(A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and/or

(B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against us or any of our Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for:

(A) relief in respect of us or any of our Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(B) appointment of a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of us or any of our Significant Subsidiaries or for all or substantially all of our property and assets or those of our Significant Subsidiaries; or

(C) the winding-up or liquidation of our affairs or the affairs of any of our Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(8) we or any of our Significant Subsidiaries

(A) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

(B) consent to the appointment of or taking possession by a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of ours or any of our Significant Subsidiaries or for all or substantially all of our property and assets or those of any of our Significant Subsidiaries, or

(C) effect any general assignment for the benefit of creditors;

(9)(A) the Concession Title shall cease to grant to us the rights (including exclusive rights) originally provided therein and such cessation has had a material adverse effect on us and our Restricted Subsidiaries taken as a whole,

(B) (x) the Concession Title shall for any reason be terminated and not reinstated within 30 days or (y) rights provided therein which were originally exclusive to us shall become nonexclusive and the cessation of such exclusivity has had a material adverse effect on us and our Restricted Subsidiaries, taken as a whole, or

(C) the operations of the Northeast Rail Lines shall be commandeered or repossessed (a requisa) for a period of 90 days or more.

      If an Event of Default (other than an Event of Default specified in clause (7), (8) or (9)(B)(x) above that occurs with respect to us) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25.0% in aggregate principal amount at maturity of the notes then outstanding, by written notice to us (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by us or our Significant Subsidiary or waived by the holders of the Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7), (8) or (9)(B)(x) above occurs with respect to us, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of Trustee or any holder. The holders of a majority in principal amount at maturity of the outstanding notes by written notice to us and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “— Modification and Waiver.”
      The holders of a majority in aggregate principal amount at maturity of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

•	the holder gives the Trustee written notice of a continuing Event of Default;

•	the holders of at least 25.0% in aggregate principal amount at maturity of notes then outstanding make a written request to the Trustee to pursue the remedy;

•	such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

•	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount at maturity of the notes then outstanding do not give the Trustee a direction that is inconsistent with the request.
      However, such limitations do not apply to the right of any holder of notes to receive payment of the principal of, premium, if any, or interest on, the notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.
      The Indenture will require certain of our officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of our activities and those of our Restricted Subsidiaries and of our Restricted Subsidiaries’ performance under the Indenture and that we have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. We will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.
Consolidation, Merger and Sale of Assets
      We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into us unless:

(1) we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and our assets shall be a corporation organized and validly existing under the laws of Mexico, the United States of America or any jurisdiction of either such country and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of our obligations on all of the notes and under the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, we, or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth, immediately prior to such transaction;

(4) immediately after giving effect to such transaction on a pro forma basis we, or any Person becoming the successor obligor of the notes could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant, provided that this clause (4) shall not apply to a consolidation or merger of us with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that, in connection with any such consolidation or merger, no consideration (other than Common Stock in the surviving Person or us) shall be issued or distributed to our stockholders; and

(5) we deliver to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that (A) clauses (3) and (4) above do not apply if, in the good faith determination of our Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change our jurisdiction of incorporation or to incorporate us under the laws of a state of the United States and (B) only clause (1) above shall apply for a merger of us and Grupo TFM;
and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.
Defeasance
      Defeasance and Discharge. The Indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) we have deposited with the Trustee, in trust, money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

(2) we have delivered to the Trustee:

(A) either (x) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable U.S. federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel,

(B) either (x) an Opinion of Counsel to the effect that, based upon Mexican law then in effect, holders will not recognize income, gain or loss for Mexican federal tax (including withholding tax) purposes as a result of the exercise of our option under this “Defeasance” provision and will be subject to Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, or (y) a ruling directed to the Trustee received from the Mexican tax authorities to the same effect as the aforementioned Opinion of Counsel, and

(C) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound; and

(4) if at such time the notes are listed on a national securities exchange, we have delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.
      Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that its provisions will no longer be in effect with respect to clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (3) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets,” clause (4) with respect to such other covenants and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (C)(3) and (4) of the preceding paragraph and the delivery by us to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for U.S. federal income tax or Mexican federal income tax (including withholding tax) purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax and Mexican federal income tax (including withholding tax) on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event we exercise our option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes, as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Securities on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.
Satisfaction and Discharge
      The Indenture will cease to be of further effect (except as to certain matters as expressly provided for in the Indenture) as to all notes when:

(1) either (A) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or (B) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or will be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of deposit (in the case of notes which have become due and payable) or to the date such notes will become due and payable or to the date of redemption, as the case may be (in the case of notes which will become due and payable at their Stated Maturity within one year or which will be called for redemption within one year);

(2) we have paid all other sums payable under the Indenture; and

(3) we have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating (and such statements shall be true) that (A) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and (B) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument (which, in the case of the Opinion of Counsel, would be any other material agreement or instrument known to such counsel after due inquiry) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound.
Modification and Waiver
      Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding issued pursuant to the Indenture that is the subject of the proposed modification or amendment; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

•	change the Stated Maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal amount of, or premium, if any, or interest on, any note;

•	change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

•	reduce the above-stated percentage of outstanding notes, the consent of whose holders is necessary to modify or amend the Indenture;

•	waive a default in the payment of principal of, premium, if any, or interest on, the notes;

•	reduce the percentage or aggregate principal amount at maturity of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify the Additional Amounts provisions in a manner adverse to the holders.
Additional Amounts
      Any and all payments made by us to the holders, under or with respect to the notes, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of Mexico or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Mexican Withholding Taxes”), unless the withholding or deduction of such Mexican Withholding Taxes is required by law or by the interpretation or administration thereof. In the event any Mexican Withholding Taxes are required to be so withheld or deducted, we will (i) pay such additional amounts (“Additional Amounts”) as will result in receipt by the holders of such amounts as would have been received by them had no such withholding or deduction been required, (ii) deduct or withhold such Mexican Withholding Taxes and (iii) remit the full amount so deducted or withheld to the relevant taxing or other authority. Notwithstanding the foregoing, no such Additional Amounts shall be payable for or on account of:

(a) any Mexican Withholding Taxes which would not have been imposed or levied on a holder but for the existence of any present or former connection between the holder or beneficial owner of the notes and Mexico or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such holder or beneficial owner (i) being or having been a citizen or resident thereof, (ii) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (iii) being or having been present or engaged in trade or business therein, except for a connection solely arising from the mere ownership of, or receipt of payment under, such note or the exercise of rights under such note or the Indenture;

(b) except as otherwise provided, any estate, inheritance, gift, sales, transfer, or personal property or similar tax, assessment or other governmental charge;

(c) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such note to comply with any certification, identification, information, documentation, declaration or other reporting requirement which is required or imposed by a statute, treaty, regulation, general rule or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Mexican Withholding Taxes; provided that at least 60 days prior to (i) the first payment date with respect to which we shall apply this clause (c) and, (ii) in the event of a change in such certification, identification, information, documentation, declaration or other reporting requirement, the first payment date subsequent to such change, we shall have notified the Trustee, in writing, that the holders or beneficial owners of the notes will be required to provide such certification, identification, information or documentation, declaration or other reporting;

(d) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of such notes to timely comply (subject to the conditions set forth below) with a written request by or on behalf of us to provide information, documentation or other evidence concerning the nationality, residence, identity, or registration with the Secretaría de Hacienda y Crédito Público (the “Ministry of Finance and Public Credit”) of the holder or beneficial owner of such note that is necessary from time to time to determine the appropriate rate of deduction or withholding of Mexican Withholding Taxes applicable to such holder or beneficial owner; provided that at least 60 days prior to the first payment date with respect to which we shall apply this clause (d), we shall have notified the Trustee, in writing, that such holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

(e) the presentation of such note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder or the beneficial owner of such note would have been entitled to Additional Amounts in respect of such Mexican Withholding Taxes on presenting such note for payment on any date during such 30-day period;

(f) any Mexican Withholding Taxes that are payable only by a method other than withholding or deduction; or

(g) any combination of items (a), (b), (c), (d), (e) and (f) above.

      Notwithstanding the foregoing, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clauses (c) and (d) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note (taking into account any relevant differences between United States and Mexican law, regulation or administrative practice) than comparable information or other applicable reporting requirements imposed or provided for under United States federal income tax law (including the United States — Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. In addition, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if Rule 3.23.8 published in the Official Gazette of the Federation of Mexico on April 30, 2004 or a substantially similar successor of such rule is in effect, unless (i) the provision of the certification, identification, information, documentation, declaration or other evidence described in clauses (c) and (d) is expressly required by statute, regulation, general rules or administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), we cannot obtain such certification, identification, information, or satisfy any other reporting requirements, on our own through reasonable diligence and we otherwise would meet the requirements for application of Rule 3.23.8 (or such successor of such rule) or (ii) in the case of a holder or beneficial owner of a note that is a pension fund or other tax-exempt organization, such holder or beneficial owner would be subject to Mexican Withholding Taxes at a rate less than that provided by Article 195, Section II paragraph (a) of the Mexican Income Tax Law in connection with Rule 3.23.8 if the information, documentation or other evidence required under clause (d) above were provided. In addition, clause (c) above shall not be construed to require that a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization, a non-Mexican financial institution or any other holder or beneficial owner of a note register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican Withholding Taxes.
      We will, upon written request, provide the Trustee, the holders and the Paying Agent with a duly certified or authenticated copy of an original receipt of the payment of Mexican Withholding Taxes which we have withheld or deducted in respect of any payments made under or with respect to the notes.
      In the event that Additional Amounts actually paid with respect to any notes are based on Mexican Withholding Taxes in excess of the appropriate Mexican Withholding Taxes applicable to the holder or beneficial owner of such notes and, as a result thereof, such holder or beneficial owner is entitled to make a claim for a refund of such excess, or credit such excess against Mexican taxes, then, to the extent it is able to do so without jeopardizing its entitlement to such refund or credit, such holder or beneficial owner shall, by accepting the notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of such excess to us. By making such assignment and transfer, the holder or beneficial owner makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto (including executing or delivering any documents and paying any costs or expenses of ours relating to obtaining such refund). Nothing contained in this paragraph shall interfere with the right of each holder or beneficial owner of a note to arrange its tax affairs in whatever manner it thinks fit nor oblige any holder or beneficial owner of a note to claim any refund or credit or to disclose any information relating to its tax affairs or any computations in respect thereof or to do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

      If we are obligated to pay Additional Amounts with respect to any payment under or with respect to the notes (other than Additional Amounts payable on the date of the Indenture), we will, upon written request, deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts are payable and the amounts so payable.
      In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other similar duties (including interest and penalties with respect thereto) imposed or levied by Mexico (or any political subdivision or taxing authority thereof or therein) in respect of the creation, issue and offering of the notes.
      We undertake that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is brought into force, we will ensure that we maintain a paying agent in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.
Currency Indemnity
      U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or by the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of TFM or otherwise) by any Holder in respect of any sum expressed to be due to it from us shall only constitute a discharge to us to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, we shall indemnify the recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.
No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees
      The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of ours or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability.
Concerning the Trustee
      The Bank of Nova Scotia Trust Company of New York is the Trustee under the Indenture for the notes. The payment of the fees and expenses of the Trustee relating to the notes is solely our obligation. We, the placement agents for the outstanding notes and their affiliates may maintain other banking relationships in the ordinary course of business with the Trustee or its affiliates. The contact information for the Trustee is as follows: The Bank of Nova Scotia Trust Company of New York, One Liberty Plaza, New York, New York 10006, Attention: Pat Keane, Telephone (212) 225-5427.
      The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.
      The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign.
Notices
      All notices shall be deemed to have been given upon the mailing by first class mail, postage prepaid, of such notices to holders at their registered addresses as recorded in the notes Register, not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice.
      Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.
      Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.
Meetings of Noteholders
      The Indenture will contain provisions for convening meetings of holders to consider matters affecting their interests. A meeting of the holders may be called by the Trustee or the holders of at least 10.0% in aggregate principal amount at maturity of the notes.
Governing Law and Submission to Jurisdiction
      The exchange notes will be and the Indenture is governed by the laws of the State of New York. We will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the exchange notes and the Indenture. We have appointed CT Corporation System as authorized agent upon which process may be served in any such action.
Form and Denomination
      The outstanding notes have been, and the exchange notes will be represented by a single, permanent Global Security (which may be subdivided) in definitive, fully registered form without interest coupons (each a “Global Security”) in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. Each Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC for credit to the respective accounts of the purchaser at DTC.
      Except in the limited circumstances described below under “— Certificated Notes,” owners of beneficial interest in the Global Security will not be entitled to receive physical delivery of Certificated Notes. The exchange notes are not issuable in bearer form. The Global Security may be transferred, in whole or in part, only to another nominee of DTC.
      The Global Security. Ownership of beneficial interests in the Global Security will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).
      So long as DTC, or its nominee, is the registered owner or holder of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Security for all purposes under the Indenture and the notes. No beneficial owner of an interest in the Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking. Payments of the principal of, premium, if any, and interest on, the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the notes trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.
      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Security is credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the Global Security for notes, which it will distribute to its participants.
      We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A under the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
      Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the notes trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Certificated Notes
      If DTC is at any time unwilling or unable to continue as a depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Global Security. Holders of an interest in the Global Security may receive Certificated Notes in accordance with DTC’s rules and procedures in addition to those provided for under the Indenture.

TAXATION
      The following summary is based on the federal tax laws of Mexico and the United States as in effect on the date of this prospectus, and is subject to changes in Mexican or U.S. law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Mexico or the United States. This summary does not address all of the tax consequences that may be applicable to holders of the exchange notes and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the exchange notes.
      Prospective investors should consult their own tax advisors as to Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of the exchange notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of the exchange notes or coupons, and the exchange of outstanding notes for exchange notes. FOREIGN HOLDERS (AS DEFINED BELOW) SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO A TAX CONVENTION (AS DEFINED BELOW) WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER ANY SUCH TAX CONVENTION.
Exchange Offer
      The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. or Mexican federal income tax purposes. As a result, no material U.S. or Mexican federal income tax consequences will result to U.S. holders or foreign holders as a result of such exchange and such holders will have the same tax basis and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.
Mexican Tax Considerations
      The following is a description of the material consequences under Mexican federal tax law, as currently in effect, of the purchase, ownership and disposition of the exchange notes by a holder that is not a resident of Mexico and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through an establecimiento permanente (permanent establishment) in Mexico (a Foreign Holder). The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.
     Foreign Holders According to Mexican Taxation
      For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes, as described below, is deemed to be a Foreign Holder.
      Individuals are considered to be Mexican residents when they have established their home in Mexico; if an individual has his/her home in Mexico and in another country simultaneously, he/she shall be deemed to be a resident of Mexico for tax purposes if his/her “center of vital interests” is located within Mexican territory. The center of vital interests of an individual is considered to be located in Mexico if, among other conditions, (i) more than 50% of his/her total income for the relevant year is from a source in Mexico, or (ii) the main center of his/her professional activities is in Mexico.
      A legal entity is considered a Mexican resident for tax purposes (i) when incorporated in accordance with applicable Mexican laws or (ii) when the main administration of its business or its place of effective management is established in Mexico.
      Unless otherwise proven, a Mexican national is considered a Mexican resident for tax purposes. A Foreign Holder conducting activities through a permanent establishment for tax purposes in Mexico will be required to pay income tax in Mexico on any and all income attributable to such permanent establishment, which could include income from the exchange notes.

Taxation of Interest
      In terms of the Mexican Income Tax Law and regulations thereunder, payments of interest made by us in respect of the exchange notes (including payments of principal in excess of the original issue price, premiums, and other payments similar to yields, which, under Mexican law, are deemed to be interest), to a Foreign Holder will be subject to Mexican withholding taxes assessed at:

•	a 4.9% rate, but only if the exchange notes are placed through banks or brokerage houses, in a country with which Mexico has in force a treaty for the avoidance of double taxation (a Tax Convention), provided that the exchange notes are registered with the Special Section of the RNV, and as long as the requirements established by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) are duly satisfied by us under the applicable regulations in force; or

•	a higher rate if the aforementioned requirements are not satisfied.
      Payments of interest on the exchange notes made by us to Foreign Holders are expected to be subject to a 4.9% withholding tax, since the applicable requirements are expected to be satisfied by us. If those conditions are not satisfied or would cease to be satisfied, withholding taxes may be higher.
      Payments of interest made by us with respect to the exchange notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (i) is duly organized pursuant to the laws of its country of origin, (ii) is the effective beneficiary of the interest payments, (iii) is exempt from income tax in such country and (iv) is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

Taxation of Principal Payments
      In terms of the Mexican income tax law and regulations thereunder, payments of principal under the exchange notes made by us to a Foreign Holder will not be subject to any Mexican withholding or similar taxes. Nonetheless, payments of principal under the exchange notes made at discount (when the cash received is less than the par value of the exchange notes), are considered by the Mexican income tax law as similar to interests and, therefore, such discount amount is subject to withholding.

Taxation of Dispositions
      In terms of the Mexican income tax law and regulations thereunder, capital gains resulting from the sale or other disposition of exchange notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. Transfers of the exchange notes by residents of Mexico (including a permanent establishment for tax purposes therein of Foreign Holders) to Foreign Holders, or by a Foreign Holder to a resident of Mexico or to a deemed permanent establishment of a Foreign Holder, could be subject to Mexican income tax.

Transfer Taxes, etc.
      A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes in Mexico, with respect to its holding or disposition of the exchange notes, nor will it be liable for Mexican stamp, registration or similar taxes.

Additional Amounts
      We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the notes in respect of the Mexican withholding taxes mentioned above (except for the potential withholdings derived from the Taxation of Dispositions), in order for the holders to receive the net amount that they would have received if such retentions would not have been made. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will generally be for our account. See “Description of the Exchange Notes — Additional Amounts.”
      Foreign Holders or beneficial owners of exchange notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such Foreign Holders or beneficial owners of exchange notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, we may withhold Mexican tax from that interest payment to that Holder or beneficial owner at the maximum applicable rate, but the obligations to pay additional amounts would be calculated considering the withholding that would have been applied if the documentation would have been available in a timely manner and limited as set forth under “Description of the Exchange Notes — Additional Amounts.”
Material United States Federal Income Taxation
      The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and retirement of exchange notes by a holder thereof. This description only applies to exchange notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as:

•	financial institutions,

•	banks,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	partnerships or other pass-through entities,

•	grantor trusts,

•	tax-exempt organizations,

•	S corporations,

•	expatriates,

•	dealers or traders in securities or currencies, or

•	holders that will hold an exchange note as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar.
      Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of exchange notes. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of exchange notes.
      This description is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as announced and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.
      For purposes of this description, a U.S. Holder is a beneficial owner of exchange notes who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons has the authority to control.
      If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the exchange notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.
      A Non-U.S. Holder is a beneficial owner of exchange notes other than a U.S. Holder.

Interest
      If you are a U.S. Holder, interest paid to you on the exchange notes, including any additional amounts and any Mexican income tax withheld, will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for U.S. federal income tax purposes. In addition, interest on the exchange notes will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the exchange notes generally will constitute passive income, or, in the case of certain U.S. Holders, financial services income and will constitute “high withholding tax interest” if the interest is subject to withholding at a rate of 5% or more. U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income” and “high withholding tax interest” categories with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”
      Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non- U.S. Holder, payments to you of interest on an exchange note generally will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Effect of Optional Redemption
      At certain times or upon the occurrence of certain events, we may redeem the exchange notes. In addition, if we experience a change of control, holders of the exchange notes may require us to repurchase all or part of the exchange notes at 101% of their principal amount, plus accrued and unpaid interest and any additional amounts to the redemption date. Under applicable U.S. Treasury regulations, if based on all the facts and circumstances as of the date on which the notes are issued, there is a remote likelihood that the contingent redemption option will be exercised and that a change of control will occur, it is assumed that such redemption and change of control will not occur. We believe that, based on all the facts and circumstances as of the issue date of the outstanding notes, there is a remote likelihood the contingencies will occur; therefore, for purposes of the applicable rules this redemption and repurchase will be treated as if it will not occur.

Sale, Exchange or Retirement
      If you are a U.S. Holder, upon the sale, exchange or retirement of an exchange note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the exchange note. Your adjusted tax basis in a note generally will equal the cost of the note to you. Any such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the exchange notes exceeds one year (i.e., it is a long-term capital gain). Any gain or loss realized on the sale, exchange or retirement of an exchange note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.
      Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of an exchange note generally will not be subject to U.S. federal income tax, unless

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting
      Backup withholding tax and information reporting requirements apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain noncorporate holders of exchange notes that are United States persons. Information reporting generally will apply to payments of interest and to proceeds from the sale or redemption of exchange notes made within the United States to a holder of exchange notes (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States on an exchange note to a holder of an exchange note that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest to a holder of an exchange note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.
      The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of exchange notes. Prospective purchasers of exchange notes should consult their own tax advisors concerning the tax consequences of their particular situations.
European Union Savings Directive (Directive 2003/48/EC)
      The Council of the EU adopted a directive on the taxation of savings income (Directive 2003/48/EC). Pursuant to the directive, each member state of the EU will be required, from a date not earlier than July 1, 2005, to provide to the tax authorities of the other member states information regarding payments of interests (or other similar income) paid by persons within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg, and Austria will instead operate a withholding system in relation to such payments until such time as the EU is able to enter into satisfactory information exchange agreements with several non-EU countries. In addition, the Council has approved a draft agreement with Switzerland pursuant to which Switzerland would impose withholding tax on non-Swiss source interest payments paid by persons within its jurisdiction to individual residents of the EU, and would share a portion of the revenue with the recipient’s countries of residence.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date of consummation of the exchange offer and ending on the close of business one year after that date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. We have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective so that it is available for such resales during such period.
      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      Subject to the terms of the registration rights agreement, for a period of one year after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
      The exchange notes will constitute a new issue of securities with no established trading market. Except in our intention to apply for listing of the exchange notes on the Luxembourg Stock Exchange, we do not intend to list the exchange notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The initial purchasers informed us that, following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes. However, any such market making may be discontinued at any time. Accordingly, we cannot guarantee the development or liquidity of any trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may cease to continue at any time. In addition, if a market for the exchange notes develops, the market prices of the exchange notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the exchange notes to fluctuate substantially.
LEGAL MATTERS
      Certain legal matters relating to the validity of the issuance of the exchange notes will be passed upon by Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri, TFM’s U.S. counsel. Certain legal matters in connection with the exchange offer will also be passed upon by Marcoflavio Rigada Soto, TFM’s Chief Legal Officer, with respect to matters of Mexican law.
EXPERTS
      The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers SC, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

INDEX TO
TFM, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TFM, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Note 1)

	June 30,	December 31,
	2005	2004

	Successor	Predecessor

	(Amounts in thousands of
	US dollars)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,192	$14,218
Accounts receivable — net	107,620	106,014
Related company receivable	39,748	31,569
Other accounts receivable — net	35,653	72,057
Materials and supplies — net	21,253	21,738
Other current assets	19,638	7,036

Total current assets	241,104	252,632
Non current assets:
Property, machinery and equipment — net	588,506	558,669
Concession value — net	1,370,107	1,082,034
Investment	9,156	8,061
Debt issuance and other assets	54,220	31,480
Goodwill	19,835	—
Deferred tax assets	108,532	250,351

Total assets	$2,391,460	$2,183,227

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and capital lease due within one year	$74,166	$66,749
Interest payable	10,321	4,073
Accounts payable	119,557	131,834
Related company payable	2,931	3,907
Other current liabilities	20,632	6,615

Total short-term liabilities	227,607	213,178
Non current liabilities:
Long-term debt	825,212	840,195
Deferred statutory profit sharing liability	4,861	—
Other non-current liabilities	62,268	25,204

Total long-term liabilities	892,341	865,399

Total liabilities	1,119,948	1,078,577
Minority interest	(1,161)	(1,001)
Stockholders’ equity:
Capital stock	1,758,882	1,758,882
Receivable under agreements with parent	(661,145)	(661,122)
Treasury shares	(256,130)	(256,130)
Retained earnings	431,066	264,021

Total stockholders’ equity	1,272,673	1,105,651

Total liabilities and stockholders’ equity	$2,391,460	$2,183,227

See accompanying notes to these consolidated financial statements.

TFM, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF INCOME

	Six Months Ended
	June 30,

	2005	2004

	(Amounts in thousands
	of US dollars, except
	per share amounts)
	(Unaudited)
Transportation revenues	$354,172	$352,423

Costs and expenses:
Salaries, wages and employee benefits	60,000	60,595
Purchased services	71,002	86,371
Fuel, material and supplies	55,697	40,881
Statutory profit sharing	39,244	(4,905)
Other costs	80,330	64,322
Depreciation and amortization	47,380	43,914

Total operating expenses	353,653	291,178

Operating income (loss)	519	61,245
Equity earnings in associates	1,096	498

Interest income	664	215
Interest expense	(55,660)	(55,936)
Exchange gain (loss) — net	4,548	(4,158)

Net financing cost	(50,448)	(59,879)
Income (loss) before income taxes and minority interest	(48,833)	1,864
Income tax expense (benefit)	(2,376)	(11,582)

Income (loss) before minority interest	(46,457)	13,446
Minority interest	223	201

Net income (loss) for the period	$(46,234)	$13,647

Net income (loss) per share	$(0.03)	$0.01

See accompanying notes to these consolidated financial statements.

TFM, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2004

	(Amounts in thousands
	of US dollars)
	(Unaudited)
Operating activities:
Net income (loss)	$(46,234)	$13,647
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	47,380	43,914
Withholding and other taxes	227	11,055
Deferred income tax	(2,603)	(22,637)
Deferred statutory profit sharing	39,244	(4,905)
Provisions for doubtful accounts	2,660	(229)
Deferred financing costs amortization	4,547	3,164
Non-cash items	412	—
Minority interest	(223)	201
Equity earnings in associates	(1,096)	(498)
Loss on sale of properties and write-off of cost of properties, net	4,293	1,190
Change in assets and liabilities:
Accounts receivable	(5,649)	(2,730)
Amounts due to related parties	(9,151)	5,568
Other accounts receivable	24,252	11,117
Materials and supplies	(528)	(1,084)
Other current assets	(5,595)	(5,264)
Accounts payable and accrued expenses	16,605	(10,935)
Other long-term assets and liabilities	(27,515)	(7,608)

Total adjustments	87,260	20,319

Net cash provided by operating activities	41,026	33,966
Investing activities:
Acquisitions of property and equipment	(19,405)	(24,279)
Proceeds from sale of properties	421	331

Net cash used in investing activities	(18,984)	(23,948)
Financing activities:
Proceeds from commercial paper	—	10,000
Proceeds from Senior Notes	460,000	—
Payment of senior discount debentures	(443,500)	—
Payment of term loan	(35,520)	(18,283)
Payments under capital lease obligations	(48)	(54)

Net cash provided by (used in) financing activities	(19,068)	(8,337)
Increase (decrease) in cash and cash equivalents	2,974	1,681
Cash and cash equivalents:
Cash and cash equivalents at beginning of the period	14,218	3,569

Cash and cash equivalents at end of the period	$17,192	$5,250

See accompanying notes to these consolidated financial statements.

TFM, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

		Receivable
		Under
		Agreements		Additional
		with	Treasury	Paid In	Retained
	Common Stock	Parent	Shares	Capital	Earnings	Total

	(Unaudited)
	(Amounts in thousands of US dollars)
Predecessor
Balance at December 31, 2004	$1,758,882	(661,122)	(256,130)	(21,395)	285,416	1,105,651
Cost of parent shares acquired				213,279		213,279
Exchange rate		(23)				(23)
Net income (loss) for the period					(46,234)	(46,234)

Balance at June 30, 2005	$1,758,882	(661,145)	(256,130)	191,884	239,182	1,272,673

See accompanying notes to these consolidated financial statements.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 30, 2005 and 2004

Note 1.	Interim Financial Statements and Basis of Presentation.
      The interim consolidated financial statements of TFM , S.A. de C.V. and its subsidiaries, as of June 30, 2005 and December 31, 2004 and for the periods then ended are unaudited. In the opinion of the management of TFM, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of TFM and its subsidiaries as of June 30, 2005 and December 31, 2004, the results of its operations for the six months ended June 30, 2005 and 2004, its cash flows for the six months ended June 30, 2005 and 2004, and its changes in stockholders’ equity for the six months ended June 30, 2005. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The results of operations for the six month periods ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year 2005. For information regarding the Company’s significant accounting policies and estimates, please see note 4 to these condensed notes to the consolidated financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.
      For purposes of these interim consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited statements should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the notes thereto (the “audited annual financial statements”) included elsewhere in this prospectus.
      Due to the acquisition of Grupo TFM by KCS on April 1, 2005, as mentioned in Note 2, and the effects of the push down accounting to TFM, the consolidated financial statements included herein are not comparable to the financial statements for periods prior to April 1, 2005. For the six months ended June 30, 2005, the consolidated financial statements include the effects of the push down of the purchase accounting allocation of the Company by KCS, as more fully described in Note 3. Accordingly, results for the interim periods are not indicative of the results expected for the full year.

Note 2.	Change in Control and Loss of Foreign Private Issuer Status.
      On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of Grupo TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM, representing a 48.5% economic interest (51% of the shares of Grupo TFM entitled to full voting rights) for a purchase price of (i) $200 million in cash, (ii) 18,000,000 shares of the common stock of KCS, and (iii) promissory notes in the aggregate principal amount of $47 million, payable subject to the terms of an escrow agreement. In addition, as a result of the final resolution of the value added tax, or VAT, refund claim and the Mexican government’s put claim on September 12, 2005, KCS is obligated to pay Grupo TMM up to $110.0 million payable in a combination of cash and KCS common stock.
      As a result of the acquisition, KCS acquired a controlling interest in Grupo TFM, consisting of 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). The remaining shares are owned by TFM. By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, Grupo TMM is now a shareholder of KCS.
      As a consequence of the change in control of Grupo TFM and TFM, the Company has ceased to qualify as a foreign private issuer for purposes of its reporting obligations to the SEC. Accordingly, although we filed

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
our annual report for fiscal year 2004 on Form 20-F, in which our financial statements were prepared in accordance with IFRS, we have begun filing current reports on Form 8-K and quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005 (filed on August 22, 2005), and will begin filing annual reports on Form 10-K (beginning with respect to fiscal year 2005), in which our financial statements are prepared in accordance with U.S. GAAP.

Note 3.	Push down accounting and allocation of purchase price.
      Our financial statements reflect the effects of the excess purchase price paid by KCS for Grupo TFM in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, and the principles of push down accounting. As of June 30, 2005, the Company recognized an amount of $19.8 million for goodwill. The fair value of our assets and liabilities is based on valuations prepared by independent third party appraisal firms, published market prices and management estimates. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets’ fair value. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective useful lives.
      We completed a preliminary evaluation of the fair value of the assets and liabilities of Grupo TFM and TFM in the second quarter of 2005. In connection with the evaluation of the fair value of our assets and liabilities, certain assets were identified as having little or no value to KCS as the acquiring company. Because KCS acquired only 48.5% of Grupo TFM (or 38.8% of TFM) in this transaction, the allocation of the excess purchase price over the book value of net assets was limited to the acquired percentage. Accordingly, any reduction in the value of an asset of TFM was limited to the acquired percentage and the residual was charged to expense.
      The push down related to the fair value recorded in the excess of KCS purchase price book value of the shares acquired represents an increase to equity ($213.3 million) and such increase was allocated in our assets and liabilities based on their fair value.
      Significant components of the distribution of the $213.3 million adjustment to reflect fair value are as follows:
      — Increase in property, machinery and equipment of $37.2 million
      — Increase in concession value of $311.6 million
      — Reduction in deferred income tax assets of $88.2 million
      — Reduction of deferred employee statutory profit sharing assets of $22.5 million
      — Reduction of other current and noncurrent assets of $44.6 million
      — Goodwill of $19.8 million
      TFM operating expenses include $39.5 million relating to decreases in the basis of certain assets, the most significant of which was the write off of deferred employee statutory profit sharing assets of approximately $35.6 million as a result of recent legal rulings in Mexico. During the six months ended June 30, 2005, the Company also recognized $3.6 million in depreciation and amortization expense related to the increase in basis of tangible assets.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the effects of the push down of the additional basis to the assets and liabilities, based on their fair values:
TFM
As of April 1, 2005
(Dollars in millions)

			After
		Push	Push
	Historical Cost	Down	Down

Current assets	$248.3	$6.3	$254.6
Property, machinery and equipment	556.2	38.3	594.5
Concession	1,071.7	311.5	1,383.2
Other assets	286.6	(72.5)	214.1

Total assets acquired	$2,162.8	$283.6	$2,446.4

Current liabilities	$238.1	$9.4	$247.5
Long-term debt	804.7	9.0	813.7
Other liabilities	14.5	51.9	66.4

Total liabilities acquired	$1,057.3	$70.3	$1,127.6

      The allocation of the purchase price above reflects preliminary estimates to various amounts which are subject to change as we obtain additional information relating to the fair value of our assets and liabilities. Preliminary purchase price allocation reflects $11.5 million relating to estimated severance and relocation costs. The preliminary allocation of the purchase price does not include any amounts related to certain pre-acquisition contingencies regarding the VAT Claim (see Note 11A) or the Mexican government’s put rights. In addition, the existing excess in the carrying value of KCS’s investment over the book value of Grupo TFM ($13.7 million) was recorded as an addition to property, machinery and equipment, and concession value.

Note 4.	Summary of significant accounting policies.
      Following the acquisition by KCS on April 1, 2005, TFM and its subsidiaries have prepared the accompanying consolidated financial statements in accordance U.S. GAAP. The Company had previously prepared its consolidated financial statements in accordance with IFRS. The Company continues to evaluate its accounting policies and practices compared to those used by KCS and may make refinements to such policies and practices. The most significant accounting policies are described below.

a.	Consolidation
      The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to TFM.
     Subsidiaries
      Subsidiaries are all entities over which TFM has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. They are de-consolidated from the date that control ceases.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TFM.
     Associates
      Associates are all entities over which TFM has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.
      TFM’s 25% interest in FTVM is accounted for using the equity method of accounting.
      When TFM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
      Unrealized gains on transactions between TFM and its associates are eliminated to the extent of TFM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
     b. Foreign currency translation
      Although TFM and its subsidiaries are required to maintain their books and records in Mexican pesos (“Ps”) for tax purposes, except Mexrail and its subsidiary until August 2004, TFM and its subsidiaries keep records and use the US dollar as their functional and reporting currency, as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e. historical cost convention).
      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities, capital stock transactions and minority interest originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Depreciation and amortization of non-monetary assets are recorded using the historical cost in US dollars.
     c. Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.
     d. Accounts receivable
      Accounts receivable are carried at original invoice amount less an allowance for these receivables. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on the historical write-off and collection experience and thorough analysis of each case.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     e. Materials and supplies
      Materials and supplies, consisting mainly of fuel and items for maintenance of property, machinery and equipment, are valued at the lower of the average cost and net realizable value.
     f. Concession rights and related assets
      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired. The initial purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process based on their estimated fair value and has been adjusted as described in Note 3.
      The assets acquired and liabilities assumed include:
      (i) The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, railcars, materials and supplies;
      (ii) The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;
      (iii) The 25% equity interest in the company established to operate FTVM facilities; and
      (iv) Capital lease obligations assumed.
      Replacements and improvements to concession assets are capitalized when incurred.
     g. Property, machinery and equipment
      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective fixed assets.
      Concession replacements and improvements are stated at cost. Major repairs and track rehabilitation are capitalized. Amortization is calculated using the straight-line method based on the estimated useful lives of the respective improvements or the term of the concession, if shorter.
      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).
     h. Deferred income taxes
      Deferred income taxes are provided using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is more likely than not that future taxable profit, against which the temporary differences can be utilized, will be available.
      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
      Pending completion of further analysis, all deferred tax assets and liabilities have been shown as non-current.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     i. Employees’ statutory profit sharing
      Employees’ statutory profit sharing is determined at the statutory rate of 10% of taxable income, adjusted as prescribed by Mexican law.
     j. Borrowings
      Borrowings are recognized at the face amount of the debt issued, minus any discount or plus any premium. Borrowings are subsequently stated at amortized cost using the effective yield method. Discounts, premiums and transaction costs associated with the issuance of the debt are amortized and recognized in the income statement as interest expense over the period of the borrowings.
     k. Seniority premiums
      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At June 30, 2005 and at December 31, 2004, the Company had a provision of $1.1 million and $1.0 million, respectively, which is included in other non-current liabilities in the consolidated balance sheets.
      Other compensation based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, is charged to expense in the year in which it becomes payable.
     l. Revenue recognition
      Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries. Revenue is recognized proportionally as a shipment moves from origin to destination.
     m. Intangible assets and long-lived assets
      The carrying values of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     n. Leases
      Leases of property, machinery and equipment where the Company has assumed substantially all of the risks and rewards of ownership are classified as capital leases under SFAS No. 13. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases under SFAS No. 13. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     o. Minority interest
      Minority interest reflects Grupo TFM’s 2% ownership in Arrendadora TFM.
     p. Net income (loss) per share
      Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. There are no potential dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.
     q. Use of estimates
      The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
     r. Accruals
      Based on management’s estimates, accruals for claims from customers for merchandise damaged during transportation, legal claims and property damage claims as a result of derailments are recognized, net of expected insurance recoveries, when TFM has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation.
     s. Share capital
      TFM has two series of outstanding capital stock: Series A Shares and Series B Shares, which are divided into subseries A-1 and B-1, which represent the minimum fixed capital of TFM, and subseries A-2 and B-2, which represent the variable portion of the capital stock of TFM, and are divided into three classes, Class  I, Class II and Class III. All of the shares of the capital stock of TFM currently outstanding are fully paid and non-assessable. Class III Shares can represent up to 20.0% of the total amount of the capital stock. Class I Shares and Class II Shares are common, full-voting and nominative shares of the capital stock, without par value. Class III Shares are limited voting and nominative shares of the capital stock, without par value.
      Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issuance of new shares or options, for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.
      Where any subsidiary purchases TFM equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders.
     t. Financial instruments and hedging activities
      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are recognized at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, machinery and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).
     u. Segments
      TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).
     v. Financial risk management

(i) Financial risk factors

TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures.

(ii) Foreign exchange risk

TFM operates internationally and is exposed to foreign currency exchange rate risk arising from exposure primarily with respect to the Mexican peso. TFM occasionally enters into derivative instruments to cover a portion of this risk.

These contracts meet TFM’s policy for financial risk management, however, they do not meet the conditions to qualify for hedge accounting. Consequently, the instruments are mark to market and accordingly, gains and losses related to such transactions are recognized in the income statement.

(iii) Interest-rate risk

TFM’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the capital leases to which TFM is a lessee are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At year end December 31, 2004 and as of June 30, 2005, 85% and 89%, respectively, of borrowings, were at fixed rates.

(iv) Concentration of risk

Over 16.7% of TFM’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, TFM’s largest customer accounted for approximately 7% of its transportation revenues. TFM performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for allowance of those receivables.

Note 5.	New Accounting Pronouncements.
      In December 2004, the Financial Accounting Standards Board, or FASB, revised SFAS No. 123, Accounting for Stock Based Compensation, or SFAS 123R. The revision established standards for the

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. Effective April 21, 2005, SFAS 123R was amended to change the effective date to the first interim or annual reporting period of the registrants first fiscal year beginning after June 15, 2005. The adoption of SFAS 123R is not expected to have a material impact on our consolidated financial statements.
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — and interpretation of SFAS No. 143. This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement, or both, are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The Company is assessing the impact of the interpretation on its financial statements. The Interpretation will require the recording of a cumulative effect of a change in accounting principle in the fourth quarter of 2005, if applicable.

Note 6.	Financing.

	June 30,	December 31,
	2005	2004

	(Dollars in thousands)
Short-term debt:
Current portion of long-term debt:
First Amended and Restated Credit Agreement(1)	$71,229	$66,376
Capital lease	357	373
Current portion of fair value adjustment arising from push down accounting	2,580	—

Total	$74,166	$66,749

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 30,	December 31,
	2005	2004

	(Dollars in thousands)
Long-term debt:
Senior notes due 2007(2)	$150,000	$150,000
Senior discount debentures(3)
Senior notes due 2012(4)	178,257	178,131
Senior notes due 2012(5)	460,000	443,500
First Amended and Restated Credit Agreement(1)	27,348	67,309
Capital lease	1,223	1,255

	816,828	840,195
Non current portion of fair value adjustment arising from push down accounting	8,384	—

Total	$825,212	$840,195

      In connection with push down accounting (see Note 3), adjustments to reflect the fair value of a proportionate amount of the Company’s outstanding debt were recorded as an increase to the carrying value of such debt. Such amounts will be amortized over the remaining term of the respective debt issue as a reduction of interest expense.
     (1) First Amended and Restated Credit Agreement due 2006
      On June 24, 2004, TFM concluded negotiations with its lenders to amend its credit agreement and refinance its commercial paper program and term loan facility, or the 2004 Credit Agreement. Under the amendment, both facilities were consolidated under a single term loan maturing on September 17, 2006 as set forth in 2004 Credit Agreement. Amounts outstanding under the term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.
      The term loan facility is a two year term loan in the amount of $186.4 million ($162.6 million in US dollars and $23.8 million in pesos). The dollar loan as well as the peso loan are payable in consecutive semi-annual installments beginning in September 2004 and ending in September 2006. The obligations under the term loan facility rank at least pari passu with the other senior unsecured indebtedness.
      The average interest rate for the year ended December 31, 2004 was 4.05% for the dollar portion due 2005 and 4.69% for the dollar portion due 2006, and 10.0% for the peso portion due 2005 and 10.59% for the peso portion due 2006. Interest expense related to the term loan facility amounted to $4.4 million for the year ended December 31, 2004.
      The average interest rate for the six months ended June 30, 2005 was 4.69% for the dollar portion due 2005 and 5.58% for the dollar portion due 2006, and 11.82% for the peso portion due 2005 and 12.43% for the peso portion due 2006. Interest expense related to the term loan facility amounted to $2.2 million for the six months ended June 30, 2005.
     Waiver and Amendment to Credit Agreement
      As of April 18, 2005, TFM entered into a waiver and amendment agreement, or Waiver and Amendment, to 2004 Credit Agreement. The Waiver and Amendment allowed us to (i) issue the outstanding notes that are the subject securities of the exchange offer in a principal amount in excess of the principal amount of 2009 Debentures outstanding, (ii) use the amount of proceeds from the issuance of the outstanding notes in excess of the principal amount of the 2009 Debentures to pay accrued and

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
unpaid interest on the 2009 Debentures repurchased or redeemed, (iii) pay the fees of the underwriter associated with the issuance of the outstanding notes and the tender offer for the 2009 Debentures, (iv) pay the premium related to the tender offer and (v) pay certain other expenses relating to the tender offer and the issuance of the outstanding notes. The Waiver and Amendment also amended the 2004 Credit Agreement to allow us to borrow up to $25.0 million from KCS, on a fully subordinated basis. On October 28, 2005, we refinanced our existing term loan facility by replacing the 2004 Credit Agreement with a new, three year, $106.0 million credit facility dated October 24, 2005, or the New Credit Agreement. See Note 12 — “Subsequent Events.”
     (2) Senior notes due 2007
      In June, 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007. Interest expense related to the Senior notes due 2007 amounted to $16.7 million, for the year ended December 31, 2004 and $8.4 million, for the six months ended June 30, 2005.
     (3) Senior discount debentures
      The US dollar denominated Senior discount debentures were sold in June, 1997 at a substantial discount from their principal amount of $443.5 million, and no interest was payable thereon prior to June 15, 2002. Interest expense related to the Senior discount debentures amounted to $55.6 million in 2004 and $24.3 million, including $3.9 million of debt retirement costs, for the six months ended June 30, 2005.
     Cash Tender Offer and Concurrent Consent Solicitation, and Call for Redemption
      On April 1, 2005, TFM commenced a cash tender offer for any and all outstanding $443.5 million aggregate principal amount of its 11.75% Senior discount debentures due 2009. On April 20, 2005, TFM accepted for purchase tenders equal to approximately $386.0 million principal amount of the Senior discount debentures. The tender offer expired on April 28, 2005. Concurrently with the tender offer, TFM also solicited consents for amendments to the indenture under which the Senior discount debentures were issued. The consent solicitation expired on April 14, 2005.
      TFM received the requisite consents to amend the indenture for the Senior discount debentures and thereby eliminated substantially all of the restrictive covenants included therein and reduced the minimum prior notice period with respect to a redemption date for outstanding Senior discount debentures from 30 days to 3 days. TFM called for redemption its outstanding Senior discount debentures that were not tendered in TFM’s tender offer and on April 29, 2005, paid an aggregate of $60.0 million, including principal and interest, to the holders of such Senior discount debentures. Therefore, as of June 30, 2005, there are no Senior discount debentures outstanding.
     (4) Senior notes due 2012
      In June, 2002, TFM issued Senior notes for an aggregate principal amount of $180.0 million. The Senior notes are denominated in US dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The Senior notes are redeemable at TFM’s option on or after June 15, 2007, subject to certain limitations. The Senior notes were issued at a discount of $2.5 million, which is being amortized over the term of the notes.
      Interest expense related to the Senior notes due 2012 amounted to $27.3 million, for the year ended December 31, 2004 and $12.4 million, for the six months ended June 30, 2005.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (5) Senior notes due 2012
      TFM issued $460.0 million principal amount of 9 3/8% Senior notes due 2012, or the 9 3/8% Notes, in April 2005. The 9 3/8% Notes are denominated in US dollars, bear interest semiannually at a fixed rate of 9 3/8% and mature on May 1, 2012. The 9 3/8% Notes are redeemable, at TFM’s option, in whole at any time or in part from time to time, on and after May 1, 2009, upon not less than 30 nor more than 60 days notice. Subject to certain conditions, up to 35% of the principal amount of the 9 3/8% Notes are redeemable prior to May 1, 2008. In addition, the 9 3/8% Notes are redeemable, in whole but not in part, at TFM’s option at 100% of their principal amount, together with accrued interest, in the event of certain changes in the Mexican withholding tax rate.
      Interest expense related to the 9 3/8% Notes amounted to $9.2 million, for the six months ended June 30, 2005.
      In connection with the 9 3/8% Notes, on April 19, 2005, TFM entered into a registration rights agreement with the placement agents engaged in the offering of the 9 3/8% Notes, or the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, TFM agreed, for the benefit of the holders of the 9 3/8% Notes, at the cost to TFM, to use its reasonable best efforts to:

(i) file a registration statement with respect to a registered offer to exchange the 9 3/8% Notes for new exchange notes having terms identical in all material respects to the 9 3/8% Notes (except that the exchange notes will not contain transfer restrictions); and

(ii) complete the registered exchange offer within 270 days after the closing date of the offering of the 9 3/8% Notes of April 19, 2005.
      Promptly after the exchange registration statement has been declared effective, TFM intends to commence the registered exchange offer.
      Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the 9 3/8% Notes surrendered in exchange therefor or, if no interest has been paid on such 9 3/8% Note, from the date of its original issue. Under certain circumstances, TFM would be required to file a shelf registration statement covering resales of the 9 3/8% Notes. If TFM does not complete the registered exchange offer or any required shelf registration statement is not declared effective, as required by the Registration Rights Agreement, additional interest of 0.25% will accrue on the 9 3/8% Notes and exchange notes until such registration defaults have been cured.
      The above description of the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Registration Rights Agreement, filed as Exhibit 4.1 to TFM’s Form 8-K filed with the SEC on April 25, 2005.
     Covenants
      The agreements related to the above-mentioned loans include certain affirmative and negative customary covenants and require us to maintain certain financial ratios. TFM and its subsidiaries were in compliance with these covenants as of December 31, 2004 and June 30, 2005.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands)
      Maturity of long-term debt, including unamortized discount but without any future interest payments, is as follows:

June 30,
2005

2006	$27,705
2007	150,357
2008	357
2009	152
2010 thereafter	640,000

Total	$818,541

Note 7.	Balances with related parties.
      Related parties balances as of June 30, 2005 and December 31, 2004, are as follows:
(dollars in thousands)

	June 30,	December 31,
	2005	2004

Accounts receivable:
KCS — receivable related to Mexrail(1)	$31,398	$31,398
KCS	7,789	—
Grupo TMM subsidiaries	561	171

Total	$39,748	$31,569

Accounts payable:
KCS	—	$746
FTVM	$2,072	3,068
Tex-Mex Railway	859	93

Total	$2,931	$3,907

(1)	Account receivable related to the remaining 49% interest in Mexrail including the amount of the call option.

Note 8.	Stockholders’ equity.
      On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. In exchange, TFM has transferred to Grupo TFM an amount equal to $593.4 million, which Grupo TFM used to make the second payment under the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares. The Association in Participation Agreement provides that the shares covered by the agreement shall be sold no later than the fifteenth anniversary of the date of this agreement. TFM and Grupo TFM may by agreement amend

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Association in Participation Agreement, including extending or eliminating the date on which the TFM shares subject to the Agreement must be sold.
      The price obtained from the sale of TFM’s shares covered by this agreement shall be applied as follows: (a) first, to return to TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM shares covered by this agreement; and (c) the remainder, if any, shall be distributed between TFM and Grupo TFM up to an amount of $3.2 billion depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.
      In addition to the $593.4 million described above, there is an additional $67.7 million receivable from the parent. These amounts have been recorded as a reduction of stockholders’ equity.
      The following table sets forth information, as of June 30, 2005, with respect to the ownership of our outstanding Series A Shares, without par value, and our outstanding Series B Shares, without par value.

	Series A Shares		Series B Shares		Total

Shareholder	Shares	Percent	Shares	Percent	Shares	Percent

Grupo TFM (Class I)	359,975,150	51.0%	345,858,478	51.0%	705,833,628	51.0%
Grupo TFM (Class II)	204,691,752	29.0%	196,664,624	29.0%	401,356,376	29.0%
Mexican government (Class III)(1)	141,166,725	20.0%	135,630,776	20.0%	276,797,501	20.0%

Total	705,833,627	100.0%	678,153,878	100.0%	1,383,987,505	100.0%

(1) As a result of the September 12, 2005 settlement agreement among TFM, Grupo TFM, KCS and Grupo TMM and the Mexican government, the Mexican government’s 20% interest in TFM has been eliminated. See Note 12 — “Subsequent Events.”
      TFM has two series of outstanding capital stock: Series A Shares and Series B Shares, which are divided into subseries A-1 and B-1, which represent the minimum fixed capital of TFM, and subseries A-2 and B-2, which represent the variable portion of the capital stock of TFM, and are divided into three classes, Class I, Class II and Class III. All of the shares of the capital stock of TFM currently outstanding are fully paid and non-assessable. Class III Shares can represent up to 20.0% of the total amount of the capital stock. Class I Shares and Class II Shares are common, full-voting and nominative shares of the capital stock, without par value. Class III Shares are limited voting and nominative shares of the capital stock, without par value.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Other costs.

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2004

	(Unaudited)
	(dollars in thousands)
Car hire-net	$20,374	$17,100
Rents other than car hire	29,570	24,774
Casualties and insurance	8,847	6,105
Other costs	21,539	6,893

TFM	80,330	54,872
Tex-Mex	—	9,450

Total	$80,330	$64,322

Note 10.	Income tax, asset tax and tax loss carryforwards.
Income tax
      For financial reporting purposes, the difference between tax losses and book income (loss) are due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The Company has recognized deferred tax assets related to its tax loss carryforwards, net of effects derived from the temporary differences arising from concession rights and property, machinery and equipment, after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, management has evaluated the recoverability of such amounts by estimating future taxable profits expected in the foreseeable future and the remaining tax loss carryforward periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best estimate as of this date.

Note 11.	Contingencies.
      The Company has had no material changes in its outstanding litigation or other commitments and contingencies from that previously reported in Note 17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, except as described in the following paragraphs:
     A) Value Added Tax, or VAT, Lawsuit.
      The VAT lawsuit, or VAT claim arose out of the Mexican Federal Treasury’s delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM in 1997. The face value of the VAT credit at issue is 2,111,111,790 pesos or approximately $196.0 million in US dollars, based on current exchange rates. The amount of the VAT refund will, in accordance with Mexican law, reflect the face value of the VAT credit adjusted for inflation and interest from 1997.
      On January 19, 2004, TFM received a Special Certificate from the Mexican Federal Treasury in the amount of 2.1 billion pesos. The Special Certificate delivered to TFM on January 19, 2004 has the same face amount as the original VAT refund claimed by TFM in 1997. TFM also filed a complaint against the Mexican government, seeking to have the amount of the Special Certificate adjusted to reflect interest and

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
inflation in accordance with Mexican law. The Mexican Fiscal Court initially denied TFM’s claim. In a decision dated November 24, 2004, the Mexican Federal Appellate Court upheld TFM’s claim that it is entitled to inflation and interest from 1997 on the VAT refund. The Federal Appellate Court remanded the case to the Mexican Fiscal Court with instructions to enter a new order consistent with this decision. On January 26, 2005, the Mexican Fiscal Court issued from the bench an oral order implementing the Appellate Court decision. On February 18, 2005, TFM was served with the confirming written order from the Mexican Fiscal Court.
      On June 21, 2005, the Mexican Government filed an additional appeal seeking the Mexican Federal Appellate Court’s review of the written order issued by the Mexican Fiscal Court on February 18, 2005 in order to determine whether the Mexican Fiscal Court had properly carried out the November 24, 2004 decision of the Mexican Federal Appellate Court. The Company believes that the appeal lacks merit and that it cannot modify in any way the prior order of the Mexican Federal Appellate Court, but its effect has been to delay the issuance of the new Special Certificate until the appeal is resolved.
      Under the terms of the January 31, 1997 share purchase agreement through which Grupo TFM agreed to purchase the shares of TFM, as amended by the parties on June 9, 1997, or the TFM Share Purchase Agreement, the Mexican government has the right to compel the purchase of its 20% interest in TFM, which we refer to as the Put, by Grupo TFM following its compliance with the terms and conditions of the TFM Share Purchase Agreement. Upon exercise of the Put in accordance with the terms of the TFM Share Purchase Agreement, Grupo TFM would be obligated to purchase the TFM capital stock at the initial share price paid by Grupo TFM adjusted for interest and inflation. Prior to October 30, 2003, Grupo TFM filed suit in the Federal District Court of Mexico City seeking, among other things, a declaratory judgment interpreting whether Grupo TFM was obligated to honor its obligation under the TFM Share Purchase Agreement, as the Mexican government had not made any effort to sell the TFM shares subject to the Put prior to October 31, 2003. In its suit, Grupo TFM named Grupo TMM and KCS as additional interested parties. The Mexican court has admitted Grupo TFM’s complaint. Grupo TFM also filed a suit seeking constitutional protection against the Mexican government exercising the Put, and that court issued an injunction that blocked the Mexican government from exercising the Put. The Mexican government provided Grupo TFM with notice of its intention to sell its interest in TFM on October 30, 2003. Grupo TFM has responded to the Mexican government’s notice reaffirming its right and interest in purchasing the Mexican government’s remaining interest in TFM, but also advising the Mexican government that it would not take any action until its lawsuit seeking a declaratory judgment was resolved. The Company’s management believes it is unlikely that the Mexican government will seek to exercise the Put until the litigation is resolved. If Grupo TFM had been required to purchase this interest as of June 30, 2005, the total purchase price would have been approximately $520.0 million.
      The VAT Claim was resolved as part of the settlement entered into by TFM and Grupo TFM, KCS, and Grupo TMM with the Mexican government on September 12, 2005. See Note 12 — “Subsequent Events.”
     B) Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) disputes.
      Disputes Relating to Payments for the use of Trackage and Haulage Rights and Interline Services. TFM and Ferromex have both initiated administrative proceedings seeking a determination by the Ministry of Transportation of the rates that we should pay each other in connection with the use of trackage and haulage rights, and interline and terminal services. The Ministry of Transportation, on March 13, 2002, issued a ruling setting the rates for trackage and haulage rights, and on August 5, 2002, issued a ruling setting the rates for interline and terminal services. TFM and Ferromex appealed both rulings and after three years of proceedings, TFM obtained, on April 11, 2005, a ruling from an administrative and tax court declaring both of the Ministry of Transportation’s rulings void. We expect that Ferromex will initiate

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amparo proceedings aimed at overturning the administrative and tax court’s ruling. We believe that even if the rates set in 2002 become effective there will be no material adverse effect on our results of operations.
      In addition, in April 2004, Ferromex initiated another civil proceeding against TFM relating to the payments that TFM and Ferromex are required to pay each other for the exercise of interline services. The proceeding is ongoing.
      On June 30, 2005, the Federal Court ruled in favor of TFM, in a civil proceeding initiated by Ferromex in September 2001, by dismissing a claim which had been brought by Ferromex in which Ferromex sought payment for TFM’s exercise of trackage and haulage rights and interline services. TFM will seek to recover legal costs and expenses from Ferromex.
      Disputes Relating to the Exercise of Our Trackage Rights to Ferromex’s Rail Lines. In July and October 2001, TFM initiated administrative proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route from Celaya to Silao, which is the site of a General Motors plant. These administrative proceedings were followed by judicial proceedings on TFM’s part. In August 2003, TFM initiated judicial proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route to the Altamira port. In October 2004, TFM initiated judicial proceedings against the Ministry of Transportation seeking a review of the July 2004 determination of our trackage rights in Guadalajara. The above proceedings are ongoing.
      In August 2002, the Ministry of Transportation issued rulings determining Ferromex’s trackage rights in Monterrey and TFM’s trackage rights in Altamira. TFM and Ferromex both appealed the Ministry of Transportation’s rulings. At the administrative federal court level, TFM obtained favorable rulings in both cases, Ferromex appealed these rulings by initiating amparo proceedings against TFM, and on August 10, 2005, an Administrative Federal Court issued a ruling granting the amparo to Ferromex. TFM is awaiting notification of the ruling in order to know its content. In July 2003, the Ministry of Transportation issued a ruling in TFM’s favor determining our trackage rights on the route from Pedro C. Morales to Cerro-la Silla. In response, Ferromex initiated legal proceedings at the administrative federal court level against the Ministry of Transportation’s ruling. The court ruled in TFM’s favor and Ferromex in response has filed, as a last recourse, amparo proceedings. These proceedings are ongoing.
     C) Commercial Lawsuit.
      On December 3, 2004, the Mexican government filed a commercial lawsuit against TFM, Grupo TFM, TMM and KCS with a Mexican federal civil court, or the Commercial Lawsuit. In the lawsuit, the Mexican government has requested a finding from the court as to whether the defendants had complied with all of their legal obligations arising out of the process of privatization of the Mexican National Railway (Ferrocarriles Nacionales de Mexico), in particular, those related to the purchase by Grupo TFM of the 20% limited voting stock that the Mexican government holds in TFM, or the Put shares. The court initially refused to accept all of the claims asserted by the Mexican government, but an Appellate Court found that all of the Mexican government’s allegations should have been admitted for trial, and ordered the trial court to admit and serve the Mexican government’s original petition. The Appellate Court rejected the Mexican government’s request to provisionally attach the VAT certificate and any replacement certificate the Mexican Federal Treasury may issue in the future. The Court initially ruled that the Mexican government could effect service of process on KCS by delivering the complaint to TMM’S offices. TFM, Grupo TFM and TMM appealed the resolution of the trial court. The appeal was resolved by the Federal Court which ruled that KCS must be served at its corporate offices in the United States. The trial court entered an order consistent with the instructions of the Appellate Court, and ordered the Mexican government to serve each of the defendants with the original petition. The Mexican government appealed the trial court’s new resolution.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Commercial Lawsuit was resolved as part of the settlement entered into by TFM and Grupo TFM, KCS and Grupo TMM with the Mexican government on September 12, 2005. As part of that settlement, all of the litigation and claims arising out of the TFM Share Purchase Agreement, including the disputes relating to the Put shares, have been resolved and all related litigation dismissed with prejudice. See Note 12 — “Subsequent Events.”
     D) 1997 Tax Audit Summary.
      TFM was served on January 20, 2004 with an official letter, or the Tax Audit Summary, notifying TFM of the Mexican government’s preliminary findings and conclusions arising from its tax audit of TFM’s 1997 tax returns, or the 1997 Tax Audit. In the Tax Audit Summary, the Mexican government notified TFM of its preliminary conclusion that the documentation provided by TFM in support of the VAT refund claim and depreciation of the TFM concession title, and the assets reported on TFM’s 1997 tax return do not comply with the formalities required by the applicable tax legislation. In addition, the Mexican government attached the Special Certificate pending resolution of the audit. TFM has, within the time allowed by the Tax Audit Summary, contested the conclusions of the Mexican tax authorities. On March 16, 2005, TFM was notified by the Mexican Fiscal Administration Service (Servicio de Administracion Tributaria or the SAT) that it had finished its audit of TFM’s 1997 tax returns. In the notice, the SAT affirmed its preliminary findings described above and continued the attachment of the Special Certificate.
      The SAT failed to assess taxes or penalties within the time allowed by law, rendering the tax audit and the Tax Audit Summary null and void, and without any legal effect. See Note 12 — “Subsequent Events.”
     E) Other.
      We are a party to various other legal proceedings and administrative actions arising in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding or administrative action, in management’s opinion, such proceedings and actions should not, either individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Note 12.	Subsequent Events.
     A) Settlement Relating to Value Added Tax Lawsuit, Commercial Lawsuit on Put Right.
      On September 12, 2005, we, Grupo TFM, and KCS, along with the Mexican holding company Grupo TMM, entered into a settlement agreement with the Mexican government concerning the payment of the VAT claim to us and the purchase of the remaining shares of us owned by the Mexican government. As a result of this settlement, KCS and its subsidiaries now own 100% of Grupo TFM and us; the potential obligation of KCS, Grupo TFM and Grupo TMM to acquire the Mexican government’s remaining 20% interest in us has been eliminated; and the legal obligation of the Mexican government to issue the VAT refund to us has been satisfied. Part of the value of the VAT refund was used to purchase the TFM shares owned by the Mexican government and to cover taxes related to the settlement. There will be no cash payment made by any party under the settlement agreement. In addition, the parties have entered into mutual releases of all existing and potential claims relating to the VAT refund and the Commercial Lawsuit, and have dismissed all of the existing litigation between the parties.
      As a result of the resolution of our VAT Claim, KCS is obligated to made a contingency payment of $110 million to Grupo TMM in accordance with the terms of the December 15, 2004 Amended and Restated Acquisition Agreement in a combination of stock, notes and cash.

TFM, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     B) Conclusion of 1997 Tax Audit.
      We were served on January 20, 2004 with an official letter, or Tax Audit Summary, notifying TFM of the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns. In the Tax Audit Summary, the Mexican government notified us of its preliminary conclusion that the documentation provided by us in support of the VAT refund claim and depreciation of our concession title, and the assets reported on our 1997 tax return did not comply with the formalities required by the applicable tax legislation. In addition, the Mexican government attached the Special Certificate received from the Mexican Federal Treasury in connection with our VAT refund claim pending resolution of the audit. We have, within the time allowed by the Tax Audit Summary, contested the conclusions of the Mexican tax authorities. On March 16, 2005, we were notified by the Mexican Fiscal Administration Service (Servicio de Administracion Tributaria or the SAT) that it had finished its audit of our 1997 tax returns. In the notice, the SAT affirmed its preliminary findings described above and continued the attachment of the Special Certificate. However, the SAT failed to assess any taxes or penalties within the time period allowed by law, which has the legal effect in Mexico of rendering the entire audit and the attachment of the Special Certificate null, void and without legal effect. Accordingly, no additional taxes or penalties will be recorded.
     C) New Credit Agreement.
      On October 24, 2005, we entered into a new credit agreement, or the New Credit Agreement, in an aggregate amount of up to $106,000,000 with Bank of America, N.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and the other lenders named in the New Credit Agreement. We used the proceeds from the New Credit Agreement to pay all amounts outstanding under the Bridge Loan Agreement, dated September 15, 2005, and all remaining amounts outstanding under the 2004 Credit Agreement and for other general corporate purposes. The maturity date for the New Credit Agreement is October 28, 2008. The New Credit Agreement contains covenants that restrict or prohibit certain actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions. Except for certain circumstances, our capital expenditures may not exceed certain amounts for any period of four consecutive fiscal quarters. In addition, we must meet certain consolidated interest coverage ratios, consolidated leverage ratios, and fixed charge coverage ratios. Failure to maintain compliance with covenants would constitute a default. Other events of default include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings, a change of control, and certain adverse judgments or government actions. Any event of default would trigger acceleration of the time for payment of any amounts outstanding under the New Credit Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TFM, S. A. de C. V.
      We have audited the accompanying consolidated balance sheets of TFM, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related combined and consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the consolidated financial position of TFM, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the combined and consolidated results of their operations, their cash flows and the changes in their stockholders’ equity for each of the three years in the period ended December 31, 2004, in conformity accounting principals generally accepted in the United States of America.
/s/ PricewaterhouseCoopers, S.C.
Mexico City, April 16, 2005

TFM, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(Note 1)

	December 31,

	2003	2004

	(Amounts in thousands
	of US dollars,
	except share amount)
ASSETS
Current assets:
Cash and cash equivalents	$3,569	$14,218
Accounts receivable, net of allowance for doubtful accounts of $3,921 in 2003 and $3,871 in 2004	101,595	106,014
Accounts receivable from related parties (Note 11)	1,550	31,569
Taxes recoverable (Note 3)	51,244	41,902
Other accounts receivable — net (Note 4)	34,046	30,155
Inventories (Note 5)	16,693	21,738
Other current assets (Note 6)	13,090	7,036

Total current assets	221,787	252,632
Concession rights and related assets, net (Note 7)	1,124,182	1,082,034
Properties, net (Note 8)	660,294	558,669
Deferred income taxes and employee statutory profit sharing (Note 15)	232,699	250,351
Investments held in associate company (Note 2b.)	8,020	8,061
Debt issuance cost and other assets	31,805	31,480

Total assets	$2,278,787	$2,183,227

Current liabilities:
Current portion of long-term debt (Note 9)	$194,666	$66,376
Interest payable	3,912	4,073
Current portion of capital lease obligations (Note 16)	414	373
Payable to related parties (Note 11)	6,150	3,907
Suppliers	76,902	57,169
Accounts payable and advance payments from customers	38,711	48,706
Provisions and accrued expenses (Note 12)	38,079	32,574

Total current liabilities	358,834	213,178

Long-term debt (Note 9)	771,380	838,940
Long-term portion of capital lease obligations (Note 16)	1,556	1,255
Other long-term liabilities (Note 13)	33,724	25,204

Total long-term liabilities	806,660	865,399

Total liabilities	1,165,494	1,078,577

Minority interest (Note 2r.)	(466)	(1,001)

Commitments and contingencies (Note 16)
Stockholders’ equity (Note 14):
Common stock, 1,383,987,505 shares authorized, issued without par value	1,758,882	1,758,882
Long-term receivables from stockholders	(661,116)	(661,122)
Treasury shares	(256,130)	(256,130)
Retained earnings	272,123	264,021

Total stockholders’ equity	1,113,759	1,105,651

Total liabilities and stockholders’ equity	$2,278,787	$2,183,227

The accompanying notes are an integral part of these consolidated financial statements.

TFM, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(Note 1)

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands of US dollars)
Revenues	$712,140	$698,528	$699,224

Operating expenses:
Purchased services	178,358	190,344	165,396
Compensation and benefits	98,338	110,234	110,830
Depreciation and amortization	81,860	86,015	87,582
Fuel, material and supplies	58,594	71,843	89,382
Other leases	55,738	56,884	53,027
Car Hire	42,245	42,378	41,986
Other costs	38,036	32,606	43,817

	553,169	590,304	592,020

Operating income	158,971	108,224	107,204

Equity in net earnings of unconsolidated affiliates (Note 2a)	1,269	282	41
Interest expense	(100,789)	(112,641)	(112,295)
Interest income	4,974	1,509	514
Exchange (loss) gain, net	(17,508)	(13,744)	435

Income (loss) before income taxes and minority interest	46,917	(16,370)	(4,101)
Income tax (benefit) provision (Note 15)	(89,654)	(50,148)	4,535

Income (loss) before minority interest	136,571	33,778	(8,636)
Minority interest	84	383	534

Net income (loss) for the year	$136,655	$34,161	$(8,102)

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 1)

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands
	of US dollars)
Cash flows from operating activities:
Net income (loss) for the year	$136,655	$34,161	$(8,102)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,860	86,015	87,582
Amortization of discount on senior unsecured debentures and commercial paper	23,158	370	47
Income tax and deferred income tax expense and statutory profit sharing (benefit)	(115,729)	(72,439)	(9,651)
Minority interest	(84)	(383)	(534)
Loss on sale of properties and write-off of cost of properties, net	6,897	2,909	3,704
Gain on sale of Mexrail’s shares			12,221
Changes in working capital items
Accounts receivable	12,621	(10,999)	(12,399)
Long-term receivable from Grup TFM	(203)	361	(6)
Other accounts receivable	(36,915)	21,338	7,680
Inventories	3,068	3,568	(5,696)
Other current assets	(2,170)	(957)	(5,793)
Accounts receivable to related parties	8,311	741	(14,217)
Accounts payable and accrued expenses	13,814	37,909	3,719
Other non-current assets and long-term liabilities	23,685	(2,930)	28,923

Total adjustments	18,313	65,503	95,580

Net cash provided by operating activities	154,968	99,664	87,478

Cash flows from investing activities:
Proceeds from sale of Mexrails’s shares net of cash			27,147
Investment in Mexrail, Inc.	(44,000)
Proceeds from sale of properties	642	2,390	420
Acquisition of properties	(89,355)	(73,121)	(41,143)

Net cash used in investing activities	(132,713)	(70,731)	(13,576)

Cash flows from financing activities:
Payments under commercial paper	(340,000)	(37,001)	(10,000)
Proceeds from commercial paper	196,738		20,000
Proceeds from senior notes	175,241
Proceeds from term loan facility	128,000
Principal payment of term loan facility		(18,286)	(71,129)
Principal payments under capital lease obligations	(298)	(298)	(339)
Debt issuance cost	(29,718)		(1,785)
Acquisition of treasury shares	(162,575)

Net cash provided by (used in) financing activities	(32,612)	(55,585)	(63,253)

(Decrease) increase in cash and cash equivalents	(10,357)	(26,652)	10,649
Cash and cash equivalents:
At beginning of year	40,578	30,221	3,569

At end of the period	$30,221	$3,569	$14,218

Supplemental information:
Cash paid during the year for interest	$58,525	$98,626	$97,604

Non cash transactions:
Due from Mexican Government	$93,555

Due from related parties	$20,000

Assets acquired through capital lease obligation		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Notes 1 and 14)

			Long Term
			Receivable
	Common	Treasury	from	Retained
	Stock	Shares	Stockholders	Earnings	Total

	(Amounts in thousands of US dollars)
Balance at December 31, 2001	$1,758,882		$(661,275)	$100,932	$1,198,539
Effect on purchase of subsidiary				375	375
Shares
Translation effect			(202)		(202)
Treasury shares		$(256,130)			(256,130)
Net income for the year				136,655	136,655

Balance at December 31, 2002	1,758,882	(256,130)	(661,477)	237,962	1,079,237
Translation effect			361		361
Net loss for the year				34,161	34,161

Balance at December 31, 2003	1,758,882	(256,130)	(661,116)	272,123	1,113,759
Translation effect			(6)		(6)
Net income for the year				(8,102)	(8,102)

Balance at December 31, 2004	$1,758,882	$(256,130)	$(661,122)	$264,021	$1,105,651

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands of US dollars ($) or thousands
of pesos (Ps), except number of shares)
NOTE 1 — THE COMPANY:
      TFM, S. A. de C. V. (“TFM” or the “Company”) was established by the Mexican Government (the “Government”) in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de México (“FNM”). In December 1996, Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, pursuant to a stock purchase agreement.
      TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Tampico and the Mexican/ United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.
      Arrendadora TFM, a subsidiary of TFM, was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003).
      On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail Inc. (a US Company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000, due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail by TFM was recorded as purchase accounting with partial fair value step-up (49%), being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus, excess amount was recorded as an increase of fixed assets of $20,557 and a corresponding deferred income tax liability for $9,249. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM.
      On May 9, 2003, TFM sold its 51% interest in Mexrail Inc. to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (STB), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS.
      Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. TFM does not have any right to repurchase the Mexrail shares sold to KCS, and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005.
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net loss of $6.8 million (net of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, given that the sale price is fixed and determinable, the carrying value was written down to the expected proceeds of $31.4 million, for an additional loss amount of $5.4 million. Effective August

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.

NOTE 2 —	SIGNIFICANT ACCOUNTING POLICIES:
     a. Principles of Consolidation
      The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to TFM. All intercompany accounts and transactions have been eliminated.

b.	Investments held in Associate Company
      Associates are all entities over which TFM has significant influence but not control, generally arising when the Company controls between 20% and 50% of voting rights. TFM’s 25% interest in a company established to operate the Mexico City rail terminal is accounted for using the equity method of accounting.

c.	Translation
      Although TFM and subsidiaries are required to maintain their books and records for tax purposes in Mexican pesos (“Ps”), except Mexrail and its subsidiary until August 2004, TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency, as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e., historical cost convention).
      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.

d.	Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

e.	Accounts receivable, net
      Accounts receivable, net includes accounts receivable reduced by an allowance for uncollectible accounts as determined based on historical experience and may be adjusted for economic uncertainties or known trends. Accounts are charged to the allowance for bad debts when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action and in certain other cases, when a customer is significantly past due and all available means of collection have been exhausted.

f.	Inventories
      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.	Concession rights and related assets
      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 7 and 8). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 7) based on their estimated fair value.
      The assets acquired and liabilities assumed include:
      (i) The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, railcars, and materials and supplies;
      (ii) The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;
      (iii) The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and
      (iv) Finance lease obligations assumed.

h.	Properties, net
      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 8).
      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).
      Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement (see Note 15).

i.	Debt issuance costs
      Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.

j.	Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is more likely than not that future taxable income against which the temporary differences can be utilized, will be available.
      Deferred income tax is provided on temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
      Deferred tax assets or liabilities are not recognized for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. Consequently, the book basis

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the temporary differences are based on the historical local currency amount and the tax indexing of the non-monetary items are eliminated.

k.	Employees’ statutory profit sharing
      Employees’ statutory profit sharing is determined at the statutory rate of 10% of temporary differences and NOLs. The Tax Authorities had challenged the Company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way it had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOLs. Given this, and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities’ claims are without merit.
      The statutory rate is adjusted as prescribed by the Mexican Income Tax Law.

l.	Debt
      Debt is recognized initially as the proceeds received, net of transactions costs incurred. Debt is subsequently stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statements over the period of the debt.

m.	Seniority premiums
      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2003 and 2004, the Company had a provision of $847 and $1,037, respectively, which is included in other long-term liabilities on the consolidated balance sheets.
      Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the income statement in the year in which it is probable that they will become payable.

n.	Deferred financing charges
      Legal fees are expensed as incurred.

o.	Revenue recognition
      Revenue comprises the fair value for services, net of rebates and discounts and after elimination of revenue within subsidiaries. Revenue is recognized based upon the percentage of completion of a commodity movement.

p.	Intangible assets and long-lived assets
      The carrying value of definite lived intangible assets and long-lived assets in use are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its fair value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

q.	Leases
      Leases of property, machinery and equipment where the Company has assumed substantially all the risks and rewards of ownership are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

r.	Minority interest
      The minority interest reflects Grupo TFM’s 2% ownership in Arrendadora TFM.

s.	Use of estimates
      The preparation of the combined and consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

t.	Provisions
      Provisions for insurance claims from customers for merchandise damages during the freight transportation and legal claims and property damage are recognized when TFM has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
      Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

u.	Share capital
      Ordinary shares are classified as equity. TFM does not have other equity instruments besides common stock.
      Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issuance of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

v.	Financial instruments and hedging activities
      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).

w.	Segments
      TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).

x.	Financial risk management

(i)	Financial risk factors
      TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures.

(ii) Foreign exchange risk
      TFM operates internationally and is exposed to foreign currency exchange rate risk arising from exposure primarily with respect to the Mexican peso. TFM occasionally enters into derivative instruments to cover a portion of this risk.
      These contracts meet TFM’s policy for financial instruments, however did not meet the conditions to qualify for hedge accounting. Consequently, the instruments are mark to market and resulting gains and losses related to such transactions are recognized in the income statement. See Note 10.

(iii) Interest-rate risk
      The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At the years ended December 31, 2003 and 2004, 80% and 85%, respectively, were at fixed rates.

(iv) Concentration of risk
      Over 15.9% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 8% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.

y.	New accounting pronouncements
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statements are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R will not have a material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (EITF 03-1), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (EITF 02-14), Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.
NOTE 3 — RECOVERABLE TAXES:
      Taxes recoverable are summarized below:

	December 31,

	2003	2004

Special tax on production and services	$31,000	$27,700
Withholding tax (Car Hire)	4,917	4,957
Payroll taxes	5,013	5,064
Withholding tax on the sale of Mexrail’s shares		3,268
Value added tax — Net	9,884	83
Other Taxes	430	830

	$51,244	$41,902

NOTE 4 — OTHER ACCOUNTS RECEIVABLE — NET:

	December 31,

	2003	2004

Services to foreign railroads	$12,786	$12,150
Car repairs	4,842	8,701
Insurance claims	9,794	3,670
Helm financial Corporation	2,100	3,600
Employee union	828	682
Other	3,696	1,352

	$34,046	$30,155

NOTE 5 — INVENTORIES:

	December 31,

	2003	2004

General inventory	$15,742	$19,994
Locomotive fuel stock	1,810	2,603
Inventory reserve	(859)	(859)

	$16,693	$21,738

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 6 — OTHER CURRENT ASSETS:

	December 31,

	2003	2004

Prepaid expenses	$4,815	$3,413
Advance to suppliers	5,602	1,623
Prepaid insurance premiums	2,673	2,000

	$13,090	$7,036

NOTE 7 — CONCESSION RIGHTS AND RELATED ASSETS:
      In December 1996, the Mexican Government, or the Government, granted TFM the Concession, or the Concession, to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.
      Under the terms of the Concession, the Company has the right to use and is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. The Company has complied with its obligations and there was no outstanding obligation to carry out maintenance work at the end of 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Concession rights and related assets are summarized below:
      Amortization of concession rights was $38,620, $39,905 and $38,480 for the years ended December 31, 2002, 2003 and 2004, respectively.

	December 31,
			Estimated
	2003	2004	Useful Life

			(Years)
Land	$132,878	$132,878	50
Buildings	33,113	33,113	27-30
Bridges	75,350	75,350	41
Tunnels	94,043	94,043	40
Rail	317,268	317,268	29
Concrete and wood ties	137,351	137,351	27
Yards	106,174	106,174	35
Ballast	107,189	107,189	27
Grading	391,808	391,808	50
Culverts	14,942	14,942	21
Signals	1,418	1,418	26

	1,411,534	1,411,534
Accumulated amortization	(287,352)	(329,500)

Concession rights and related assets — net	$1,124,182	$1,082,034

NOTE 8 — PROPERTIES, NET:
      Pursuant to the assets purchase agreement, the Company obtained the right to acquire locomotives and railcars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
locomotives originally acquired by FNM under capital lease arrangements (see Note 16). Legal title to the purchased assets was transferred to TFM at that time.

	December 31,
			Estimated
	2003	2004	Useful Life

			(Years)
Locomotives	$178,843	$174,939	14
Freight cars	92,502	87,136	12-16
Machinery of workshop	18,111	17,651	8
Machinery of road	31,004	34,517	14
Terminal and other equipment	94,526	73,837	1-15
Track improvement	315,951	288,065	15-48
Buildings	6,604	5,283	20
Overhaul	88,581	94,191	8

	826,122	775,619
Accumulated depreciation	(240,936)	(259,425)

	585,186	516,194
Land(1)	38,406	26,907
Construction in progress	36,702	15,568

	$660,294	$558,669

(1)	Includes land under capital lease amounting to $2,981 and $2,981 in 2003 and 2004, respectively. Depreciation of property, machinery and equipment was $42,781 in 2002, $46,957 in 2003 and $46,871 in 2004.
NOTE 9 — DEBT:

	December 31,

	2003	2004

Short-term debt:
Commercial paper(1)	$84,953
Current portion of long-term debt:
First Amended and Restated Credit Agreement(3)		$66,376
Term loan facility(2)	109,713

	$194,666	$66,376

Long-term debt:
Senior notes due 2007(4)	$150,000	$150,000
Senior discount debentures(5)	443,500	443,500
Senior notes due 2012(6)	177,880	178,131
First Amended and Restated Credit Agreement(3)		67,309

	$771,380	$838,940

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Commercial paper

The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 1.28% and 1.17%, respectively. See (3) for refinancing and (2) for term loan facility.

(2)	Term loan facility

The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2003 and 2004 was 3.97% and 3.78%, respectively. See (3) for refinancing.

(3)	First Amended and Restated Credit Agreement due 2006

On June 24, 2004 the Company concluded negotiating with its lender for the amendments to the Term Loan and also the refinancing of its Commercial Paper Program to extend the final maturity date to September 17, 2006. Under the amendment, both facilities are comprised under one single term loan named First Amended and Restated Credit Agreement, or FARCA. Amounts outstanding under the FARCA facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.

The FARCA is a two year term loan in the amount of $186,429 ($162,570 in US dollars and $23,858 in Pesos). The dollar loan as well as the peso loan shall be payable in consecutive semi-annual installments beginning in September 2004 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the FARCA rank at least pari passu with the other senior unsecured indebtedness.

The average interest rate for the year ended December 31, 2004 was 4.42% for the US dollar portion and 9.96% for the peso portion.

Interest expense related to the FARCA amounted to $4,285, for the year ended December 31, 2004.

(4)	Senior notes due 2007

In June 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

Interest expense related to the senior notes amounted $16,167 for each one of the years ended December 31, 2002, 2003 and 2004.

(5)	Senior discount debentures, or SDDs

The US dollar denominated SDDs were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDDs will mature on June 15, 2009. The SDDs yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDDs is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDDs are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

Interest expense related with the SDDs amounted to $53,406, $54,796 and $54,796 during 2002, 2003 and 2004, respectively.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Senior notes due 2012

In 2002 TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDDs due 2009 to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue an additional $180,000 in new debt and to purchase the call options shares in Grupo TFM held by the Government (see Note 14).

In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.

The Company incurred and accounted for as transaction costs $25.1 million in consent and professional services fees in connection with the issuance of these notes. These transaction costs are being amortized based on the interest method over the term of the senior notes.

Interest expense related with the senior notes due 2012 amounted to $23,659, for the years ended December 31, 2003 and 2004.
Covenants
      The agreements related to the above-mentioned loans include certain affirmative and negative customary covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation of affiliate transactions and restrictions on asset sales.
      Maturity of long-term debt as of December 31, 2004 is as follows:

2004

2006	$67,309
2007	150,000
2008
2009	443,500
2010 and thereafter	178,131

$838,940

NOTE 10 — FINANCIAL INSTRUMENTS:
Fuel swap contracts
      The Company may occasionally seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covers approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.
      As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849.
      The Company had not acquired any fuel futures contracts during 2004; therefore the Company did not have any fuel futures contracts at December 31, 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Foreign exchange contracts
      The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.
      The nature and quantity of any hedging transactions will be determined by management based upon net assets exposure and market conditions.
      As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired on May 29, 2003.
      Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rates of Ps9.769 per dollar. This forward expired on February 13, 2003.
      As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps12.50 per dollar. These options expired on September 8, and May 29, 2004, respectively. The premiums paid were $250 and $40, respectively.
      As of December 31, 2004, the Company had two Mexican peso call options outstanding in the notional amount of $1.2 million and $1.7 million, respectively, based on the average exchange rate of Ps13.50 per dollar. These options will expire on September 12 and May 30, 2005, respectively. The premiums paid were $24 and $35, respectively, and were expensed since these contracts did not qualify for hedge accounting.
      As of December 31, 2003 and 2004, the Company did not have any outstanding forward contracts.
Fair value of financial instruments
      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.
      The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2003 was $142,922 and $446,956, respectively and at December 31, 2004 was $159,750 and $451,816, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2003 and 2004, was $205,200 and $209,700, respectively. The fair value based on the quoted market prices for the first amended and restated credit agreement (FARCA) at December 31, 2004 was $133,685.
Foreign currency balances
      The Company had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million and Ps1,057 million and Ps290 million at December 31, 2003 and 2004, respectively. At December 31, 2003 and 2004 the exchange rate was Ps11.23 and Ps11.14 per US dollar, respectively.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 11 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

	2003	2004

Accounts receivable:(1)
Terminal Ferroviaria del Valle de México, S. A. de C. V.	$1,550
KCS-receivable related to Mexrail(2)		$31,398
Other Grupo TMM’s subsidiaries		171

	$1,550	$31,569

Accounts payable:(1)
KCS	$4,345	$746
Terminal Ferroviaria del Valle de México, S. A. de C. V.		3,068
Other Grupo TMM’s subsidiaries	1,805
Tex-Mex Railway		93

	$6,150	$3,907

(1)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(2)	Account receivable related to the remaining 49% interest in Mexrail.
      The most important transactions with related parties are summarized as follows:

	Year Ended December 31,

	2002	2003	2004

Transportation revenues	$10,375	$13,784	$8,148

Terminal service	$(9,933)	$(8,605)	$(10,713)

Car lease	$(1,947)	$(2,256)	$(2,482)

Locomotive and car repair	$(49)	$8	$123

Management fee(a)	$(2,500)	$(2,500)	$(2,500)

Locomotive equipment lease	$(1,834)	$2,127	$3,638

Other	$295	$299	$448

      The principal services sold by TFM were general freight and locomotive equipment lease and the principal services received by TFM were terminal services, car hire and management services. These services are usually negotiated with related parties on a cost-plus basis.

(a)	Grupo TMM management services agreement
      The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing in May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.
      KCS Transportation Company (“KCSTC”) management services agreement

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing in May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.
Amendments
      On April 30, 2002, TFM and KCS, as successors in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provide for automatic annual renewal of the agreements and compensate KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM each are entitled to receive management fees equivalent to an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.
Transactions with shareholders

(b)	Association in Participation Agreement
      On June 23, 1997, Grupo TFM and TFM entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438,000, which Grupo TFM used to make the second payment under the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares. The Association in Participation Agreement provides that the shares covered by the agreement shall be sold no later than the fifteenth anniversary of the date of this agreement. We and Grupo TFM may by agreement amend the Association in Participation Agreement, including extending or eliminating the date on which the TFM shares subject to the Agreement must be sold.
      The price obtained from the sale of TFM’s shares covered by this agreement shall be applied as follows: (a) first, to return to TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM shares covered by this agreement, and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.
      This agreement is accounted as a reduction of stockholder’s equity.

(c)	Intercompany transactions
      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2003 and 2004, TFM reduced its stockholders’ equity by $67,678 and $67,684 respectively, mainly due to the transfer that TFM made to Grupo TFM in order to permit Grupo TFM to make the second payment under the stock purchase agreement.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 12 — PROVISIONS AND ACCRUED EXPENSES:

	December 31,

	2003	2004

Provisions
Insurance claims from customers for merchandise damages during the freight	$2,512	$4,746
Others	1,980	332

	$4,492	$5,078

Accrued Expenses
Salaries and wages	$8,397	$6,561
Purchased services	18,179	14,207
Car repair and locomotive maintenance	7,011	6,728

	$33,587	$27,496

Total provisions and accrued expenses	$38,079	$32,574

NOTE 13 — OTHER LONG-TERM LIABILITIES:

	December 31,

	2003	2004

Alstom transportes(1)	$21,828	$13,867
Tax payable(2)	9,956	9,956
Seniority premium	847	1,037
Other	1,093	344

	$33,724	$25,204

(1)	Relates to an account payable due for track maintenance and a rehabilitation agreement.

(2)	Withholding tax payable derived from senior discount debentures due in 2009 (See Note 9).
NOTE 14 — STOCKHOLDERS’ EQUITY:
      TFM’s capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of TFM is comprised of Series “A” shares, without par value, or the Series A shares, and the Series “B” shares, without par value, or the Series B shares. The Series “A” shares and the Series “B” shares are subdivided into classes each a Class, I, II and III. At all times, Class I Series “A” shares and Class I Series “B” shares shall represent 51% of the capital stock of the Company, Class II Series “A” shares and Class II Series “B” shares shall represent 29% of the capital stock of the Company, and Class III Series “A” shares and Class III Series “B” shares shall represent 20% of the capital stock of the Company.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, the capital stock of TFM was represented by 1,383,988 (thousands) shares as shown below:

	Series “A” Shares		Series “B” Shares		Total

Shareholder	Amount	Number	Amount	Number	Amount	Number

		(Thousands)		(Thousands)		(Thousands)
Grupo TFM (Class I)	$457,485	359,975	$439,545	345,858	$897,030	705,833
Grupo TFM (Class II)	260,139	204,692	249,937	196,665	510,076	401,357
Government (Class III)	179,406	141,167	172,370	135,631	351,776	276,798

Total	$897,030	705,834	$861,852	678,154	$1,758,882	1,383,988

      The Series “A” shares can be held only by individuals or companies of Mexican nationality. The Series “B” shares can be held by individuals or companies of Mexican and non-Mexican nationality.
      In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option, or the call option to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 9) and $93,555 was applied against notes receivable from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.
      The Government has retained a 20% interest in TFM’s shares and has reserved the right to sell such shares by October 31, 2003 in a public offering.
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Dividends paid in excess of this account are subject to a tax rate equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as a dividend.

NOTE 15 —	INCOME TAX, EMPLOYEE STATUTORY PROFIT SHARING, ASSET TAX, AND TAX LOSS CARRYFORWARDS:
Income tax
      TFM and its subsidiaries compute income tax on an individual Company basis. However, TFM and its subsidiaries (except Mexrail and its subsidiary) are consolidated within tax results of Grupo TMM equal to 60% of Grupo TMM’s ownership interest in each subsidiary. Thus, Arrendadora TFM owes income tax of $2,551 and $1,814 to Grupo TMM as of December 31, 2003 and has made advances during 2004 amounting to $1,841 which were credited by TMM in the annual tax return.
      TFM and its subsidiaries had historical combined losses (income) for income tax purposes of $396,884, $232,490 and ($46,104) for the years ended December 31, 2002, 2003 and 2004, respectively.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The (benefit) expense for income tax charged to income was as follows:

	Year Ended December 31,

	2002	2003	2004

Current income tax		10,763	7,630
Deferred income tax expense	$(89,654)	(60,911)	(3,095)

Net income tax (benefit) expense	$(89,654)	$(50,148)	$4,535

      Reconciliation of the income tax (benefit) expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year Ended December 31,

	2002	2003	2004

Income (loss) before income tax	$46,917	$(16,370)	$(4,101)

Income tax at 35% in 2002 and 34% in 2003 and 33% in 2004	$16,421	$(5,566)	$(1,353)
(Decrease) increase resulting from:
Effects of inflationary and devaluation components	14,569	13,273	13,783
Profit sharing		3,804	(1,967)
Tax Indexation of depreciation and amortization	(79,240)	(89,313)	(17,574)
Net exchange losses	(17,001)	(11,749)	7,088
Effects of inflation and remeasurement of tax loss carryforwards	(30,054)	40,211	(24,263)
Non-deductible expenses	1,414	1,863	453
Change in tax rates	4,306	(2,013)	25,437
Other — Net	(69)	(658)	2,931

Net deferred income tax (benefit) expense	$(89,654)	$(50,148)	$4,535

      According to the amendments to the Mexican Income Tax Law in 2004, the income tax rate will decrease one percent per year from 30% in 2005 down to 28% in 2007.
      The components of deferred tax (assets) and liabilities are the following:

	December 31,

	2003	2004

Tax-loss carryforwards	$(462,887)	$(429,158)
Inventories and provisions	(23,474)	(30,130)
Properties, net	43,857	36,140
Concession rights	252,307	229,140
Other	9,426

Net deferred income tax asset	$(180,771)	$(194,008)

Current deferred income tax asset	$9,281	$(166,654)
Long term deferred income tax asset	(190,052)	(27,354)
      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, management has evaluated the

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recoverability of such amounts by estimating future taxable income expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The taxable income includes estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date.
Employees’ Statutory Profit Sharing
      The components of employees’ statutory profit sharing expense, for the years ended December 31, 2002, 2003 and 2004 are as follows:

	For the Years Ended December 31,

	2002	2003	2004

Deferred	$(26,075)	$(11,528)	$(6,556)
      The effects of temporary differences that give rise to significant deferred employees’ statutory profit sharing assets at December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Tax-loss carryforwards	$(144,292)	$(151,991)
Inventories and provisions	(1,657)	(1,025)
Properties, net	17,564	20,293
Concession rights	76,457	76,380

Net deferred employees statutory profit sharing asset	$(51,928)	$(56,343)

Current deferred employees statutory profit sharing asset	$7,292	$(44,096)
Long term deferred employees statutory profit sharing asset	(59,220)	(12,247)
      The Company recognizes deferred profit sharing taxes for the 10% profit sharing effect of temporary differences and NOLs. The Mexican Tax Authorities challenged the Company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way it had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Mexican Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOLs. Given this and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities claims are without merit.
Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2002, 2003 or 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Tax loss carryforwards
      At December 31, 2004, the Company and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in the following table:

Year in	Inflaxion-Indexed
Which	Amount as of	Year of
Loss Arose	December 31, 2004	Expiration

1997	$187,101	2046
1998	358,078	2046
1999	9,569	2046
2000	169,249	2046
2001	72,695	2046
2002	416,844	2012
2003	303,170	2046

	$1,516,706

NOTE 16 — COMMITMENTS AND CONTINGENCIES:
Commitments:
Concession Duty
      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2002, 2003 and 2004, the concession duty expense amounted to $3,267, $3,599 and $3,359, respectively, which was recorded within operating expenses.
Capital lease obligations
      At December 31, 2003 and 2004, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase at the end of the agreement term.
Locomotive operating leases
      In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire in 17 and 18 years, respectively. At the end of each contract’s term the locomotives will be returned to the lessor. As of December 31, 2004, the Company had received 150 locomotives. Rents under these agreements amounted $29.1 million in 2002, $29.1 million in 2003 and $29.1 million in 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum payments, by year and in the aggregate, under the aforementioned leases as of December 31, 2004, are as follows:

Year Ending December 31,

2005	$29,095
2006	29,095
2007	29,095
2008	29,095
2009	29,095
2010 and thereafter	285,983

$431,458

Railcars operating leases
      The Company leases certain railcars pursuant to operating lease agreements. The term of the contracts vary between 3 and 15 years. Future minimum rental payments as of December 31, 2004 under these agreements are as follows:

Year Ending December 31,

2005	$33,871
2006	31,255
2007	27,139
2008	23,168
2009	18,233
2010 and thereafter	60,107

$193,773

Locomotives maintenance agreements
      The Company has entered into two locomotive maintenance agreements with third-party contractors, which expire in 2004 and 2018. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.
Track maintenance and rehabilitation agreement
      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya — Lázaro Cárdenas stretch, which is comprised of approximately 350 miles of track. Maintenance and rehabilitation expenses amounted to $35.6 million in 2002, $3.4 million in 2003 and $3.4 million in 2004. Under this agreement, the Company estimates receiving future services totaling $27.0 million in the following 10 years.
Fuel purchase agreement
      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon 90 days’ notice.
Fuel freight service agreement
      On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire in 2006. Under this agreement the Company has the obligation to provide services, amounting in pesos, by year, as shown below:

	Minimum		Maximum

2005	P	s 98,769	P	s246,922
2006		65,756		164,390

	P	s164,525	P	s411,312

Contingencies:
     A) Value Added Tax Lawsuit
      The Company has filed a claim for the refund of approximately $262 million (Ps2,111 million) of value added tax, or VAT, paid in connection with the Acquisition (see Note 1).
      On September 25, 2002, the Mexican Magistrates Court of the First District, or the Federal Court, issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By an unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002, the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a VAT refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.
      On June 11, 2003, the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (amparo) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.
      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003 by the Fiscal Court, resolved that TFM had proved its case and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.
      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million.
      On January 20, 2004, the Mexican Fiscal Administration Service (Servicio de Administración Tributaria or SAT) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. In the preliminary summation finding, the SAT noted that the Company, “. . . wrongfully declared a VAT receivable for Ps2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal. . .” and as a result, the VAT cannot be credited. TFM believes the claim has no merits and as of this date, no tax liability has been levied against TFM.
      On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.
      On November 24, 2004, the Federal Appeals Court ordered the issuance of the VAT refund certificate to TFM including the effects of inflation and interest on the original claimed amount. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the sense of the resolution of the Federal Appeals Court in its resolution on January 26, 2005. The Fiscal Court ordered the Mexican Treasury to issue to TFM a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the Certificate would be Ps12,375 million as of December 31, 2004 (approximately $1.1 billion dollars at the then exchange rate).
      On February 18, 2005, a favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice, or the Fiscal Court, carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, recognized TFM’s legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps2,111 million pesos), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.
      As of December 31, 2004, no gain has been reflected for financial reporting purposes.
     B) Ferrocarril Mexicano, S. A. de C. V., or Ferromex, Disputes
      TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the SCT.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex, as a last resource, initiated amparo proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local court issued a new ruling which both Ferromex and TFM claimed in a new amparo proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.
      In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition of sanctions against Ferromex for violations to the trackage rights in the route from Celaya to Silao, which to date have not been resolved.
      TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.
      In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before the Federal Courts, where Ferromex obtained the suspension of such ruling. TFM requested and obtained amparo proceeding against such suspension and Ferromex appealed the resolution granting the amparo to TFM. The final resolution of the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this amparo proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.
      Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights.
      In 2004, these proceedings continue to be litigated and therefore are pending final resolution.
     C) Other legal proceedings

•	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

•	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has the transfer pricing study from 2003 and is in the process of updating such report.

•	The Secretaria de Administracion Tribunitaria, which is empowered to verify tax returns for the last five years, is performing a review of TFM’s 2000 and 2001 tax returns. At present no final conclusion has been reached from the tax authorities; however, the Company believes that no material adverse effect would result from these reviews.

TFM, S. A. de C.V.
OFFER TO EXCHANGE
UP TO $460,000,000 9 3/8% SENIOR NOTES DUE 2012
FOR
ANY AND ALL OF ITS
OUTSTANDING
$460,000,000 9 3/8% SENIOR NOTES DUE 2012

Prospectus
                    , 2005

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Under Mexican law, when an officer or director of a corporation acts within the scope of his authority, the corporation will answer for any resulting liabilities or expenses. In addition, we have purchased directors’ and officers’ liability insurance for our directors and executive officers.
      In addition, those officers and directors of ours that are officers or directors of KCS and who are serving as our officers and directors at the request of KCS, are also indemnified pursuant to the By-laws of KCS which provide that directors and officers shall be indemnified as described below in this paragraph to the fullest extent permitted under Section 145 of the Delaware General Corporation Law, or the DGCL. Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification (unless ordered by a court) may be made only as authorized in each specific case upon a determination by the stockholders, disinterested directors or a committee of such directors, or by independent legal counsel in a written opinion, that indemnification is proper because the indemnitee has met the applicable standard of conduct. Section 145 of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized under Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. Section 145 of the DGCL also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
      The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director, officer, employee or agent may be entitled, under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective.
      In addition, KCS has entered into indemnification agreements with its officers and directors. Those agreements are intended to supplement its officer and director liability insurance and provide the officers and directors with specific contractual assurance that the protection provided by its bylaws will continue to be available regardless of, among other things, an amendment to the bylaws or a change in management or control of KCS. The indemnification agreements provide for prompt indemnification to the fullest extent permitted by law and for the prompt advancement of expenses, including attorneys’ fees and all other costs and expenses incurred in connection with any action, suit or proceeding in which the director or officer is a witness or other participant, or to which the director or officer is a party, by reason (in whole or in part) of service in certain capacities. Under the indemnification agreements, KCS’s determinations of indemnity are made by a committee of disinterested directors unless a change in control of KCS has occurred, in which case the determination is made by special independent counsel. The indemnification agreements also provide a mechanism to seek court relief if indemnification or expense advances are denied or not received within specified periods. Indemnification and advancement of expenses would also be provided in connection with court proceedings initiated to determine rights under the indemnification agreements and certain other matters.

Item 21.	Exhibits and Financial Statement Schedules
      The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:
      (a) List of Exhibits:

Exhibit No.		Exhibit

3	.1*	Current Corporate By-laws (Estatutos Sociales) of TFM, as amended and restated on September 20, 2005, together with an English translation
4.1		Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM’s 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322)
4.2		First Supplemental Indenture, dated as of May 21, 2002, among TFM, Grupo TFM, S.A. de C.V., as guarantor, The Bank of New York, as trustee, and Deutsche Bank Luxembourg S.A., as the paying agent, to the Indenture, dated June 16, 1997 (incorporated herein by reference to Exhibit 2.2 of our annual report on Form 20-F for fiscal year 2002, File No. 333-102222)
4.3		Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM’s 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322)
4.4		Indenture, dated as of April 19, 2005, between TFM and The Bank of Nova Scotia Trust Company of New York, covering up to $460,000,000 of TFM’s 9 3/8% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on April 25, 2005, File No. 333-8322)
4.5		Specimen Global Note representing the 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322)
4.6		Specimen Global Note representing the 12.50% Senior Note due 2012 (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222)

Exhibit No.		Exhibit

4	.7*	Form of Specimen Global Note representing the exchange notes
4.8		Registration Rights Agreement, dated as of April 19, 2005, between TFM and the Placement Agents (incorporated herein by reference to our Current Report on Form 8-K filed on April 25, 2005, File No. 333-08322)
5	.1*	Opinion of Sonnenschein Nath & Rosenthal LLP as to the validity of the exchange notes
5	.2*	Opinion of Marcoflavio Rigada Soto, TFM’s internal counsel
8	.1**	Opinion of Sonnenschein Nath & Rosenthal LLP regarding certain U.S. federal tax consequences relating to the exchange offer
8	.2**	Opinion of TFM’s Mexican tax counsel regarding certain Mexican tax consequences relating to the exchange offer
10.1		Concession title granted by the Secretaria de Comunicaciones y Transportes (‘SCT”) in favor of Ferrocarril del Noreste, S.A. de C.V., (‘FNE”), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322)
10.2		Amendment, dated February 12, 2001, of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM’s Annual Report on Form 20-F for fiscal year 2000)
10.3		Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and Ferrocarriles Nacionales de Mexico, S.A. de C.V. (‘FNM”), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322)
10.4		Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322)
10.5		Stock Purchase Agreement, dated as of August 16, 2004, by and among TFM, KCS and Grupo TMM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.7 of our annual report on Form 20-F for fiscal year 2004, File No. 333-8322)
10	.6*	Placement Agreement, dated as of April 13, 2005, between TFM, Morgan Stanley & Co. Incorporated and Scotia Capital (USA) Inc.
10.7		Omnibus Agreement, dated June 9, 1997, among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and FNM, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322)
10.8		English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222)
10	.9*	Credit Agreement dated as of October 24, 2005, among TFM, as Borrower, Arrendora TFM, S.A. de C.V., as Guarantor, Bank of America, N.A. as Administrative Agent, BBVA Bancomer, S.A. Institución de Banco Múltiple, Grupo Financiero BBVA Bankcomer, as Collateral Agent, and BBVA Securities, Inc. and Banc of America Securities, LLC as Arrangers
10.10		Compliance and Settlement Agreement dated as of September 12, 2005 among TFM, Grupo TFM, Kansas City Southern, and the Federal Government of the United Mexican States (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, File No. 333-8322)
12	.1**	Statement regarding computation of ratio of earnings to fixed charges
21	.1*	List of Subsidiaries of TFM
23	.1*	Consent of Sonnenschein Nath & Rosenthal LLP (contained in Exhibit 5.1)
23	.2*	Consent of Marcoflavio Rigada Soto, TFM’s internal counsel (contained in Exhibit 5.2)
23	.3*	Consent of PricewaterhouseCoopers, S.C.

Exhibit No.		Exhibit

25	.1*	Form T-1 Statement of Eligibility and Qualification of The Bank of Nova Scotia Trust Company of New York with respect to the exchange notes
99	.1*	Form of Letter of Transmittal
99	.2*	Form of Notice of Guaranteed Delivery
99	.3**	Form of Exchange Agent Agreement

*	Filed herewith.

**	To be filed by amendment.
      (b) There are no Financial Statement Schedules required to be filed herewith pursuant to this item.

Item 22.	Undertakings
      The undersigned registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in Mexico City, Mexico on November 8, 2005.

TFM, S.A. DE C.V.

By:	/s/ Jose Francisco Cuevas Feliu

Name: Jose Francisco Cuevas Feliu

Title:	Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Francisco Javier Rión Francisco Javier Rión	Chief Executive Officer (Principal Executive Officer)	November 8, 2005

/s/ Jose Francisco Cuevas Feliu Jose Francisco Cuevas Feliu	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 8, 2005

/s/ Michael R. Haverty Michael R. Haverty	Chairman of the Board of Directors	November 8, 2005

/s/ Arthur L. Shoener Arthur L. Shoener	Director	November 8, 2005

/s/ James R. Jones James R. Jones	Director	November 8, 2005

/s/ Robert B. Terry Robert B. Terry	Director	November 8, 2005

/s/ Larry M. Lawrence Larry M. Lawrence	Director	November 8, 2005

SIGNATURE OF AUTHORIZED REPRESENTATIVE
      Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of TFM, S.A. de C.V., has signed this registration statement on Form S-4 in the City of Kansas City, State of Missouri on November 8, 2005.

Signature	Title

/s/ Paul J. Weyandt Paul J. Weyandt	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.		Exhibit

3	.1*	Current Corporate By-laws (Estatutos Sociales) of TFM, as amended and restated on September 20, 2005, together with an English translation
4.1		Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM’s 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322)
4.2		First Supplemental Indenture, dated as of May 21, 2002, among TFM, Grupo TFM, S.A. de C.V., as guarantor, The Bank of New York, as trustee, and Deutsche Bank Luxembourg S.A., as the paying agent, to the Indenture, dated June 16, 1997 (incorporated herein by reference to Exhibit 2.2 of our annual report on Form 20-F for fiscal year 2002, File No. 333-102222)
4.3		Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM’s 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322)
4.4		Indenture, dated as of April 19, 2005, between TFM and The Bank of Nova Scotia Trust Company of New York, covering up to $460,000,000 of TFM’s 9 3/8% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on April 25, 2005, File No. 333-8322)
4.5		Specimen Global Note representing the 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322)
4.6		Specimen Global Note representing the 12.50% Senior Note due 2012 (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222)
4	.7*	Form of Specimen Global Note representing the exchange notes
4.8		Registration Rights Agreement, dated as of April 19, 2005, between TFM and the Placement Agents (incorporated herein by reference to our Current Report on Form 8-K filed on April 25, 2005, File No. 333-08322)
5	.1*	Opinion of Sonnenschein Nath & Rosenthal LLP as to the validity of the exchange notes
5	.2*	Opinion of Marcoflavio Rigada Soto, TFM’s internal counsel
8	.1**	Opinion of Sonnenschein Nath & Rosenthal LLP regarding certain U.S. federal tax consequences relating to the exchange offer
8	.2**	Opinion of TFM’s Mexican tax counsel regarding certain Mexican tax consequences relating to the exchange offer
10.1		Concession title granted by the Secretaria de Comunicaciones y Transportes (‘SCT”) in favor of Ferrocarril del Noreste, S.A. de C.V., (‘FNE”), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322)
10.2		Amendment, dated February 12, 2001, of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM’s Annual Report on Form 20-F for fiscal year 2000)
10.3		Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and Ferrocarriles Nacionales de Mexico, S.A. de C.V. (‘FNM”), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322)
10.4		Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322)
10.5		Stock Purchase Agreement, dated as of August 16, 2004, by and among TFM, KCS and Grupo TMM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.7 of our annual report on Form 20-F for fiscal year 2004, File No. 333-8322)

Exhibit No.		Exhibit

10	.6*	Placement Agreement, dated as of April 13, 2005, between TFM, Morgan Stanley & Co. Incorporated and Scotia Capital (USA) Inc.
10.7		Omnibus Agreement, dated June 9, 1997, among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and FNM, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322)
10.8		English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222)
10	.9*	Credit Agreement dated as of October 24, 2005, among TFM, as Borrower, Arrendora TFM, S.A. de C.V., as Guarantor, Bank of America, N.A. as Administrative Agent, BBVA Bancomer, S.A. Institución de Banco Múltiple, Grupo Financiero BBVA Bankcomer, as Collateral Agent, and BBVA Securities, Inc. and Banc of America Securities, LLC as Arrangers
10.10		Compliance and Settlement Agreement dated as of September 12, 2005 among TFM, Grupo TFM, Kansas City Southern, and the Federal Government of the United Mexican States (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, File No. 333-8322)
12	.1**	Statement regarding computation of ratio of earnings to fixed charges
21	.1*	List of Subsidiaries of TFM
23	.1*	Consent of Sonnenschein Nath & Rosenthal LLP (contained in Exhibit 5.1)
23	.2*	Consent of Marcoflavio Rigada Soto, TFM’s internal counsel (contained in Exhibit 5.2)
23	.3*	Consent of PricewaterhouseCoopers, S.C.
25	.1*	Form T-1 Statement of Eligibility and Qualification of The Bank of Nova Scotia Trust Company of New York with respect to the exchange notes
99	.1*	Form of Letter of Transmittal
99	.2*	Form of Notice of Guaranteed Delivery
99	.3**	Form of Exchange Agent Agreement

*	Filed herewith.

**	To be filed by amendment.